



PATTERSON
COMPANIES, INC.

Invest
Innovate
Connect

Annual Report 2013

65%
Patterson Dental

- One of North America's largest, full-service dental distributors
- Estimated 33% market share of approximately $7 billion North American market
- Virtually complete range of consumable supplies
- Top distributor of dental equipment with nearly 50% market share
- Leading provider of CAD/CAM and digital technology equipment
- Extensive offerings of value-added services
- Industry's largest sales force with over 1,500 field representatives
- Over 100 sales locations throughout U.S. and Canada
- Sales increase of 4% from previous year
- Provider of innovative technologies that meet increasing demand for dental care

21%
Patterson Veterinary

- Leading national distributor of companion-pet veterinary pharmaceuticals, supplies, equipment and software
- Estimated 21% share of $3.3 billion U.S. companion animal market
- Single-source, full-service capabilities
- Approximately 210 sales representatives in 19 branches nationwide
- Offers widest selection of consumables in industry
- Equipment, technical service and other value-added services
- Growing range of technology solutions, including Intravet, ePetHealth, DIA, EquiHealth and VetSource
- Highest customer service rating in independent survey
- Sales growth of 8% from previous year excluding the impact from the change in a nutritional distribution agreement in the spring of 2012
- Strong growth opportunities as both pet ownership and expenditures for pet population increase

14%
Patterson Medical

- World's #1 distributor of rehabilitation supplies, equipment and assisted living products
- Estimated 15% share of the addressable and highly fragmented $3.4 billion global market
- 3x–4x larger than nearest competitor
- Industry's largest single-source of supply and technical service in rehabilitation industry
- Global sales in 90 countries through 150 dealers
- Owns or manufacturers many leadings brands
- Nearly 280 sales representatives in 18 branches
- Industry consolidator
- Strong operating margins of 13% for fiscal 2013
- Delivers quality service and innovative products as all demographics live more active lifestyles

Patterson Companies Philanthropy Report

INVESTED IN OUR COMMUNITIES, INSPIRED TO GIVE BACK



PATTERSON
COMPANIES, INC.






Sullivan's







Our Culture of Giving

Many of you know that Patterson comes from humble roots. The Company built its business and reputation on treating people right and doing what's best for our customers – integrity and values that continue to serve as our guiding principles today.

Social responsibility is part of our culture and who we are as a company. As we help each other find new ways to make a difference for our customers, we are united in working together to help our communities and give back in meaningful ways throughout the world where our employees live and work.

As we focus on meeting business goals, our support for others in need is and always will be part of our action plan. The way our employees care for other people is another great reason to be excited about the future of the Patterson organization.

Sincerely,

Scott P. Anderson

Scott P. Anderson
Chairman, President and CEO
Patterson Companies, Inc.

Changing Lives Around the World

Patterson Companies is on a mission to change lives by using its position as a market leader to positively affect communities and environments around the world.

We are continually taking steps to ensure that our commitment to excellence and value for customers and business partners extends to best practices in how we use energy, water and natural resources. Patterson distribution centers, which supply products through the Patterson Logistics Services Inc. (PLSI) distribution network, are designed and constructed to advance energy efficiency, reusability and follow-through from employees.



The Patterson Technology Center has been awarded LEED® certification at the silver level. The PTC opened in fall 2011 in Effingham, Ill., providing industry-leading support for customers transitioning to new technologies.

> *"From initial planning stages to how our building systems are performing today in our Patterson Technology Center, the Company has placed a high priority on being kind to the earth and protecting the environment."*
>
> **– Pam Hemmen, Vice President, Technology Services, Patterson Companies, Inc.**



Patterson Dental and its business partners annually raise hundreds of thousands of dollars for Dental Lifeline Network's programs.

Extending the Lifeline

Patterson Dental is a longtime charitable partner to Dental Lifeline Network (DLN) and, together with its vendor partners and network of local branches, is committed to raising money, compiling resources and motivating volunteers for the national humanitarian organization.

Each year, Patterson Dental and its business partners raise hundreds of thousands of dollars for DLN's dental care programs, which provide comprehensive dental services for people with disabilities or who are elderly or medically at-risk. And in support of DLN's Donated Dental Services program, Patterson territory representatives continually sell the highest number of DentaCheques product value books to dental practices, with 100 percent of the proceeds going directly to support dental care for people in need.

Patterson Dental is proud to partner with DLN and many other oral health care organizations, not only to help serve populations in need but also to create greater opportunities for its dental customers and business partners to give back in their communities.

Kids with chronic illness need – and get – a place to kick back and relax at the Roundup Ranch.

Rounding Up Resources



Patterson Medical, the world's largest distributor of rehabilitation products, considers it a privilege to give back to the communities it serves and to help them flourish. In 2011, Roundup River Ranch in Colorado was founded to provide free camp experiences to children with chronic and life-threatening illnesses in a safe, fun and empowering environment.

Patterson Medical recognized a direct connection between its mission to serve and the vision and needs of the camp, and became a corporate sponsor, donating physical therapy and rehabilitation equipment and supplies. Through its partnership, Patterson Medical is helping to further the camp's mission to provide a place where kids can "kick back, relax and raise a little hell," in the words of actor/founder Paul Newman.

Active Service

By actively working with a number of charities across the U.S., Patterson Veterinary is making a real difference in the lives of animals and their owners. One partner of note is America's VetDogs, which, through its service dog program, trains service dogs and matches them with disabled veterans and active duty personnel. The program was created in response to the aging population of veterans in the U.S. as well as the increasing number of soldiers returning from active combat with physical and mental health trauma.

Patterson Veterinary has generated awareness of and provided funding for local chapters of America's VetDogs. Through the service dogs program, Patterson and America's VetDogs are ensuring that veterans have the chance to live independently and with dignity, and are creating a new standard of care for those who return home after military service.


Sullivan's

The Patterson Foundation is funded almost entirely by current and former Patterson employees.

United in Helping Others




Patterson Foundation

The Patterson Foundation is a private foundation funded almost entirely by current and former Patterson employees. Though the organization is separate from the business, the Foundation shares Patterson Companies' mission to provide assistance to nonprofit organizations that relate to dentistry, veterinary medicine, and occupational and physical health, especially those for the disadvantaged.

The Patterson Foundation was founded in 2000 when a handful of senior Patterson executives acted on their desire to give back. Their idea caught on within the business and today more than $4 million has been donated to nearly 80 nonprofit organizations.

In 2004, a scholarship program was started for children of Patterson employees. To date, more than $1 million in scholarships has been provided for the post-secondary education of Patterson dependents.

Community-Minded, Life-Changing

One of the things that sets Patterson Companies apart is a decentralized model of operations that brings decision-making to the local branch level also enabling employees to support charitable organizations directly in their local communities.


GRINS
FOR A
GOOD CAUSE

Grins for a Good Cause is a Patterson Dental initiative that launched across the business in 2010 to raise awareness of breast cancer and help support underserved women and their families who are battling the disease. Patterson offices across the country partner with breast cancer organizations and host events to help people in their community who are affected by the disease. Dental manufacturers and dental offices get involved as well, making **Grins for a Good Cause** one of the most inspiring charitable success stories at Patterson, having raised more than $650,000 since its inception.

Employee outreach at the local level includes support for many different charitable organizations and initiatives, including:

Alzheimer's Services of the Capital Area
America's Dentists Care Foundation Missions of Mercy*
America's VetDogs
American Cancer Society
American Dental Association Foundation
American Dental Trade Association*
American Heart Association
American Legion
American Lung Association
American Red Cross
American Student Dental Association*
American Veterinary Distributors Association (AVDA)*
AmVets
Angel Tree
Animal Defense League
Avon Walk for Breast Cancer
Big Brothers Big Sisters
Blessings in a Backpack
Boy Scouts of America
Camp CoHoLo*
Canstruction
Capital Area Dental Foundation*
CDA Cares
Center for Research in Technology & Innovation*
Central Illinois Foodbank
Central Illinois Honor Flight
Children's Cancer Caring Center
Children's Dental Center of Greater Los Angeles*
Christian Mobile Dental Clinic*
Community Health Charities
Cystic Fibrosis Foundation
Dental Care Access Foundation
Dental Lifeline Network*
Dental Trade Alliance
Dentistry From The Heart
Easter Seals Florida – Palm Beach Chapter*
Effingham Chamber of Commerce & Industry
Effingham County Community Foundation
Effingham LEGO Social Club
Effingham United Way
Family Readiness Group
Feed My Starving Children
FLiP (Female Leaders In Philanthropy)
Flip Flop Foundation
Free to Smile Foundation
Friends of St. Anthony's Memorial Hospital
Give Kids a Smile
Greater Nashua Dental Connection*
Green Beret Foundation
Grins for a Good Cause
Habitat for Humanity*
Health Partners International of Canada
Help For Heroes – United Kingdom
International Women and Children's Burn Foundation
Jonathan's Place
Junior Achievement
Juvenile Diabetes Research Foundation
Kansas Dental Charitable Foundation (KMOM)
Kansas Dental Lifeline Network*
Kenna's Kids
Kids Against Hunger
Loaves & Fishes
Make-A-Wish Foundation
March of Dimes
Marianjoy Rehabilitation Hospital
Matthew 25: Ministries
Meals on Wheels Association of America
Medical Teams International – Minnesota Chapter*
Melina's White Light
Michigan Dental Association Foundation*
Monroe County Homeless Initiative
Mooseheart Child City and School
National Children's Oral Health Foundation*
National MS Society
National Stroke Association
North County Community Food Bank
Northwest Harvest
Oral Health America*
Ordway Center for the Performing Arts*
Oregon Food Bank
Ostrow School of Dentistry of U.S.C. Board Of Councilors*
Patterson Foundation*
Physicians for Peace
Pop Warner Little Scholars
Ready Set Ride
Relay for Life
Remote Area Medical
Rides & Reins
Rotary International
Roundup River Ranch
Salvation Army
Salvation Army Angel Tree
SHARE Vancouver
Shop with a Cop
Smilebk
Special Olympics Canada
St. Jude Children's Research Hospital
Sterling Animal Shelter
Stop Woman Abuse Now (SWAN)
Susan G. Komen Race for the Cure
Tee it up for the Troops
Terre Sans Frontières – Quebec
The Jimmy Fund
The Leukemia & Lymphoma Society
The One Fund
Threads of Hope
Tin Mountain Conservation Center
Tix for Tots*
Toys for Tots Foundation
UCSD Pre-Dental Society
The Swaziland Partnership
United Way
University of Central Florida Center for Autism
Urban Ventures
Washburn Center for Children*
West Michigan Dental Foundation*
Wheelie Good Idea – United Kingdom
World Dental Relief
World Pediatric Project
World Vision
YMCA

**Denotes employee membership on organization's board of directors.*

For more information, visit pattersoncompanies.com/CharitableGiving.


PATTERSON
COMPANIES, INC.

CC14002 (7/13)

To Our Shareholders:

Fiscal 2013 was a dynamic year for Patterson Companies. Our accomplishments provide a springboard for fiscal 2014 and our future. Though we continued to face domestic headwinds and a challenging worldwide economic environment, we were pleased with Patterson's performance in the second half of the year, and are confident in the plans we are implementing to ensure our success and to extend our market leadership position.

Last year was marked by several key milestones, including again being named one of Forbes' most trustworthy companies and celebrating our 20th year as a public company. Also, in March we announced that Pete Frechette, one of the major driving forces in the history of Patterson Companies, would retire as Chairman of the Board. Pete's leadership and guidance spans four decades at Patterson. His accomplishments were many, but his legacy is the entrepreneurial spirit and customer-centric culture he instilled in this company. These are key to the success of Patterson.

Fiscal 2013 was also an important year for us in other respects. Earlier in the year we announced that our veterinary business would be renamed Patterson Veterinary — the final step in consolidating all of our businesses under one brand. We also extended our distribution agreement with a key strategic dental partner, and late in the year we outlined our path to the future, which includes a significant investment in Patterson's information systems over the next five years for competitive advantage. Combined with key acquisitions across our businesses, these steps better position us for success going forward.

FINANCIAL REVIEW

Consolidated sales for fiscal 2013 totaled $3.6 billion, up 4 percent from the prior year, excluding the impact from a change in a nutritional distribution agreement in our veterinary business in the spring of 2012. Despite the challenging economic environment, which began in late 2008, we have continued to see sales growth over that period. However, the operating margin contribution from modest top line growth has not been enough to offset the continued investments in our business we believed necessary to maintain our long-term competitive position. The near-term impact has been a contraction in operating margin. For fiscal 2013, operating income totaled $354 million. We fully expect our operating income to expand in fiscal 2014.

In fiscal 2013, Patterson Companies generated $300 million from operations and returned more than $200 million to our shareholders through a combination of share repurchases and dividends, reflecting our ongoing commitment to generate value for our owners. We repurchased approximately 5.2 million common shares during fiscal 2013. Late in the year, Patterson's Board of Directors authorized a new repurchase program for an additional

$3.6B

Total revenue generated in 2013, including the dental, veterinary and medical businesses. Patterson has achieved a more than 13 percent compounded annual growth rate since 1992.

$223M

Cash returned to shareholders in 2013. This is a combination of dividends and share repurchases, part of Patterson's ongoing strategy to maximize shareholder value.



Scott P. Anderson
Chairman and Chief Executive Officer

Connection Starts with the Customer

The success of Patterson Companies relies on the satisfaction of our customers. Customer service is the core of our business, and it is where we are committed to excellence. Along with our expert team of local advisors and technicians, the Patterson Technology Center is central to this mission.

Located in Effingham, Ill., the Patterson Technology Center is home to hundreds of dedicated Patterson employees who support over 85,000 customers nationwide.

Patterson's customers have made significant investments in technology. In order to maximize these investments, the experts at the Patterson Technology Center provide direct and accurate responses to over one million calls received in an average year.

Questions range from hardware, software, computer networking and digital technology, and the goal is to resolve any situation in the first call. With brief hold times and swift problem resolution, the Patterson Technology Center provides support to our customers on their schedule and in a short timeframe.

Guaranteeing customers' satisfaction long after the sale of the product — to Patterson, this is essential to how we do business. The Patterson Technology Center delivers on this principle.

25 million shares. At the same time, the board also approved a 14 percent increase in the quarterly cash dividend, raising the annual dividend rate to $0.64 per diluted share. Additionally, we repaid $125 million of our debt as it matured. We believe that these metrics point to a company with strong underlying fundamentals, and we will continue to generate long-term shareholder value by growing the operations of the business combined with a capital deployment strategy of targeted investments, dividend growth and share repurchases.

PATTERSON DENTAL

Sales of Patterson Dental, our largest business, increased by 4 percent, to $2.4 billion in fiscal 2013. The key driver was growth in our equipment lines. Within our technology categories, which are benefiting from the ongoing trend to digitization of dentistry, sales of digital radiography products led the performance. Sales of Sirona's industry-leading CEREC Omnicam system — an innovative 3D CAD/CAM camera for dentists — were robust in the second half of fiscal 2013.

Being the market leader starts with an industry-leading technology offering that is wrapped in an unrivaled after-sales support model. Early in fiscal 2013, we were excited to announce the expansion of Patterson's exclusive distribution agreement with Sirona. We believe that through this powerful relationship, in tandem with our other equipment partners, we will be able to take full advantage of the pent-up demand from the past five years, as dentists again begin to invest in their practices. Patterson delivers this value proposition through our skilled field sales organization, and it is supported by state-of-the-art customer service and other value-added services. Patterson is truly an extension of our dental customers' practices and a valued partner for them.

PATTERSON VETERINARY

We were very pleased by our performance in Patterson Veterinary in fiscal 2013. Consolidated sales rose 8 percent from the prior fiscal year, net of the impact of the change in a nutritional distribution agreement, to $755 million. Our veterinary business is taking advantage of strong marketplace dynamics, as pet ownership and veterinary spending climb.

We have spent the last year building our equipment, technology and service infrastructure, and by the end of fiscal 2013, we achieved our goal to become a national technical service provider. However, a key milestone for this business was when we renamed the unit to Patterson Veterinary, from Webster Veterinary. While we continue the legacy and growth trajectory established by Webster, this was an important move as we are now able to leverage the Patterson brand across all of our businesses. We are strengthening our visibility and positioning in the companion-pet veterinary market, which facilitates our marketing initiatives and future expansion.

PATTERSON MEDICAL

While fiscal 2013 sales of $502 million for Patterson Medical, our rehabilitation supply and equipment unit, contracted modestly from the prior fiscal year, it enjoys the highest operating margins within the Patterson portfolio and continues to outperform our competition. For the full fiscal year, operating income totaled $65 million, or 13 percent of revenue.

The equipment business continues to be adversely impacted by the uncertainty surrounding healthcare reform and sluggish global economic and market conditions. While we expect these macroeconomic factors to persist in the short-term, we are confident in our growth potential due to the compelling underlying demographic trends and our industry-leading product offering. The most profound market shift we see is the rapid growth of the over-65 population, which is expected to increase to more than 1 billion people over the next 20 years. Further, all demographics are leading more active lifestyles; there is no doubt that rehabilitation services and products are strategically attractive markets to be in. As the industry's only full-service value-added distributor, we are optimistic about Patterson Medical's long-term future.

POSITIONING FOR THE FUTURE

We believe that the formula for Patterson's success is very simple — Invest. Innovate. Connect.

While many have chosen to take a more defensive posture over the economic cycle of the past five years, we have invested in our infrastructure and continued to position the company for the future. We used $100 million to enhance the Patterson Technology Center, as well as to expand our distribution capacity.

Two years ago, we identified and began strategic investments in our IT infrastructure and will continue to augment our best-in-class platform. At the end of fiscal 2013, we announced plans to invest an additional $55 million to $65 million in our systems over the next five years to allow our people and our customers to deliver innovative solutions and services. We believe these investments will provide Patterson with the flexibility and agility to adjust to changing market conditions while enhancing our customers' delivery of relevant and memorable experiences to their patients.

Through sustained investments we will implement innovations across all of our businesses. This allows us to even better connect with all our customers and partners. By maintaining a best-in-class customer experience, we are poised to capture market share as the economy starts to reach pre-2008 levels.

The economic headwinds of the past five years have constrained consumer spending, as well as capital investments by our customers. This has led to pent-up demand. Coupled with this is the demographic shift that we continue to see, as well as the emergence of new technologies. We are ready to capitalize on these opportunities.

Patterson's key competitive strength is our market-leading product and service offering, backed by our state-of-the-art Technology Center. Patterson's complete, end-to-end solution differentiates us and provides the company the opportunity to extend our leadership position. Supporting this compelling value proposition is a solid financial base and significant cash generation capabilities.

In short, there are many reasons to be excited about Patterson Companies and our future success. In fiscal 2014 we intend to implement strategies across all of our businesses to drive revenue growth and increase operating income. I look forward to updating you on our efforts throughout the year. I want to take this opportunity to thank all of our customers, associates, employees and you, our shareholders, for your continued support. I look forward to sharing Patterson's success with you.



Scott P. Anderson
Chairman and Chief Executive Officer

Financial Highlights

(Dollars in thousands, except per share amounts)

	Fiscal Years				
	2013	2012	2011	2010	2009
Net sales	**$ 3,637,212**	$ 3,535,661	$ 3,415,670	$ 3,237,376	$ 3,094,227
Gross profit	**1,190,769**	1,162,514	1,144,225	1,089,401	1,043,524
Operating income	**354,455**	358,009	376,008	355,291	346,226
Net income*	**210,272**	212,815	225,385	212,254	199,635
Earnings per share-diluted*	**$ 2.03**	$ 1.92	$ 1.89	$ 1.78	$ 1.69
Cash and cash equivalents	**$ 505,228**	573,781	$ 388,665	$ 340,591	$ 158,065
Working capital	**912,817**	873,865	863,278	785,407	603,295
Total assets	**2,681,778**	2,739,368	2,564,968	2,422,969	2,133,620
Total long-term debt	**725,000**	725,000	525,000	525,000	525,000
Stockholders' equity	**1,394,455**	1,375,202	1,560,540	1,441,511	1,186,320

*Includes after-tax incremental expense of $12 million and $14 million, or $0.11 and $0.13 per diluted share in fiscal 2013 and 2012, respectively, related to the Company's Employee Stock Ownership Plan (ESOP). See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in fiscal 2013 Form 10-K.

Fiscal 2013 Sales Mix



65%
21%
14%

- **$2.4 Billion** Patterson Dental
- **$755 Million** Patterson Veterinary
- **$502 Million** Patterson Medical

Free Cash Flow

(Dollars in millions)



$92
$236
$226
$292
$279
09
10
11
12
13

Cash Returned to Shareholders

(Dollars in millions)



$0
$12
$147
$417
$223
09
10
11
12
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 27, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File No. 0-20572

PATTERSON COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0886515**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1031 Mendota Heights Road
St. Paul, Minnesota 55120
(Address of principal executive offices including Zip Code)

Registrant's telephone number, including area code: (651) 686-1600

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the NASDAQ Global Select Market on October 27, 2012, was approximately $3,464,000,000 (For purposes of this calculation all of the registrant's officers, directors and presidents of operating units are deemed affiliates of the registrant.)

As of June 20, 2013, there were 105,152,077 shares of Common Stock of the registrant issued and outstanding.

Documents Incorporated By Reference

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year-end of April 27, 2013 are incorporated by reference into Part III.

FORM 10-K INDEX

PART I

Item 1. BUSINESS

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K includes forward-looking statements. Reference is made to Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors that May Affect Future Operating Results, for a discussion of certain factors that could cause our Company's actual operating results to differ materially from those expressed in any forward-looking statements.

General

Patterson is a value-added distributor serving three major markets:

- North American dental supply;
- U.S. companion animal (dogs, cats and other common household pets) and equine veterinary supply; and
- The worldwide rehabilitation and assistive products supply market.

Patterson began distributing dental supplies in 1877. The modern history of the business dates to May 1985, when management and certain investors purchased the dental supply business of a subsidiary of The Beatrice Companies, Inc. Patterson became a publicly traded company in October 1992 and is a corporation organized under the laws of the state of Minnesota.

We had historically reported one operating segment, dental supply. In July 2001, the veterinary supply assets of J.A. Webster, Inc., were purchased and became a reportable business segment. Then in September 2003, AbilityOne Products Corp. was acquired, creating a third business segment, which serves the rehabilitation supply market.

In June 2004, we changed our corporate name from Patterson Dental Company to Patterson Companies, Inc. ("Patterson" or the "Company"). Patterson retained its existing NASDAQ stock symbol – PDCO. The corporate name change was adopted to reflect Patterson's expanded base of business in the veterinary and rehabilitation supply markets, as well as its traditional base of operations in the dental supply market. Patterson's operating units include Patterson Dental, PattersonVeterinary and Patterson Medical.

Our three reportable segments, dental supply, veterinary supply and rehabilitation supply, are strategic business units that offer similar products and services to different customer bases. Each business is a market leader with a strong competitive position, serves a fragmented market that offers consolidation opportunities and offers relatively low-cost consumable supplies, making our value-added business proposition highly attractive to customers.

Dental Supply

Overview

As Patterson's largest business, Patterson Dental is one of the two largest distributors of dental products in North America. Our dental business has operations in the United States and Canada. Patterson Dental, a full-service, value-added supplier to dentists, dental laboratories, institutions, and other healthcare professionals, provides consumable products (including x-ray film, restorative materials, hand instruments and sterilization products); basic and advanced technology dental equipment; practice management and clinical software; patient education systems; and office forms and stationery. Patterson Dental offers our customers a broad selection of dental products including more than 99,000 stock keeping units ("SKUs") of which approximately 5,000 are private-label products sold under the Patterson brand. Patterson Dental also offers customers a full range of related services including dental equipment installation, maintenance and repair, dental office design and equipment financing. We market our dental products and services through more than 1,500 direct sales representatives, of which approximately 300 are equipment specialists.

Patterson Dental has over 130 years of experience providing quality products and services to dental professionals. Net sales of this segment have increased from $165.8 million in fiscal 1986 to approximately $2.4 billion in fiscal 2013 and profitability has increased from an operating loss in fiscal 1986 to operating income of $247.7 million in fiscal 2013.

We estimate the dental supply market we serve to be approximately $7 billion annually and that our share of this market is approximately 33%. The underlying structure of the dental supply market consists of a sizeable geographically dispersed number of fragmented dental practices and is attractive for our Company's role as a value-added, full-service distributor. According to the American Dental Association, there are over 186,000 dentists practicing in the United States. According to the Canadian Dental Association, there are approximately 20,000 licensed dentists in Canada. The average general practitioner generated approximately $728,000 in annual revenue in 2009, while the average specialty practitioner produces about $1,005,000. We believe that most dentists use between 5% and 7% of their annual revenue to purchase consumable supplies used in the daily operations of their practice. This translates into between $36,000 and $51,000 of supplies purchased by the average practice each year. We believe the average dental practitioner purchases about 40% of their supplies from their top supplier.

Total expenditures for dental services in the United States increased from $31 billion in 1990 to $104.8 billion in 2010. We believe that the demand for dental services, equipment and supplies will continue to be influenced by the following factors:

- *Demographics.* The U.S. population grew from 235 million in 1980 to 309 million in 2010, and is expected to reach 335 million by 2020. The median age of the population is also increasing, and we believe that older dental patients spend more on a per capita basis for dental services.
- *Dental products and techniques.* Technological developments in dental products continue to contribute to advances in dental techniques and procedures, including cosmetic dentistry and dental implants.
- *Demand for certain dental procedures.* Demand is growing for preventive dentistry and specialty services such as periodontic (the treatment of gums), endodontic (root canals), orthodontic (braces), and other dental procedures that enable patients to keep their natural teeth longer and improve their appearance.
- *Increased dental office productivity.* The number of dentists per 100,000 persons in the U.S. is forecasted to decline over the next two decades. As a result, the number of patients per dental practice is expected to rise. For this reason, dentists are showing an increased willingness to invest in dental equipment and office infrastructure that can strengthen the productivity of their practices.
- *Demand for infection control products.* Greater public awareness as well as regulations and guidelines instituted by OSHA, the American Dental Association and state regulatory authorities have resulted in increased use of infection control (asepsis) products such as protective clothing, gloves, facemasks, and sterilization equipment to prevent the spread of communicable diseases such as AIDS, hepatitis and herpes.
- *Coverage by dental plans.* An increasing number of dental services are being funded by private dental insurance. In 2009, over 55% of the U.S. population had some form of dental coverage.

Strategy

Our objective is to remain a leading national distributor of supplies, equipment and related services in the market while continuing to improve our profitability and enhance our value to customers. To achieve this objective, we have adopted a strategy of emphasizing our value-added, full-service capabilities, using technology to enhance customer service, continuing to improve our own operating efficiencies, and growing through internal expansion and acquisitions.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Dental is positioned to meet virtually all of the needs of dental practitioners by providing a full range of consumable supplies, equipment and software, and value-added services. We believe that our customers value full service and responsive delivery of quality supplies and equipment. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally, a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. Our knowledgeable sales representatives assist customers in the selection and purchase of supplies and equipment. In addition, our high quality sales force allows us to offer broader product lines. Because most dental practices lack a significant degree of back office support, the convenience of our full-service capabilities enables dentists to spend more time with patients and, thus, generate additional revenues.

We meet our customers' requirements by delivering frequent, small quantity orders rapidly and reliably from our strategically located distribution centers. Equipment specialists, service technicians and technology advisors also support our value-added strategy. Equipment specialists offer consultation on office design, equipment requirements and financing. Our experienced service technicians perform equipment installation, maintenance and repair services, including services on products purchased from others. Technology advisors from our sales branches provide guidance on integrating technology solutions, including practice management and clinical software, digital radiography, custom hardware and networking into the dental practice.

Using Technology to Enhance Customer Service. As part of Patterson Dental's commitment to providing superior customer service, we offer our customers easy order placement. We have offered electronic ordering capability to our dental supply segment since 1987, when we first introduced Remote Order Entry (REMO℠). Over the years, Patterson Dental has continued to introduce new order entry systems designed to meet the varying needs of our customers. We believe that computerized order entry systems help establish relationships with new customers and increase loyalty among existing customers by permitting customers to place orders from their offices directly to Patterson Dental 24 hours a day, seven days a week.

Today we offer four convenient ordering systems to the dental supply segment, eMAGINE®, REMO℠, PDXpress® and www.pattersondental.com, which we launched in fiscal 2012 to provide our customers with better search capabilities, easier access to their order history, customized purchase reports, and fingertip access to Patterson Advantage, the segment's customer loyalty program. Customers, as well as our sales force, use these systems. Over the years, the number of orders transmitted electronically has grown steadily to approximately 77% of our consumable dental product volume or $968 million in fiscal year 2013. In addition to enhancing customer service by offering electronic order entry systems to our customers, these systems enable our sales representatives to spend more time with existing customers and to call on additional customers.

The goal of Patterson Dental's internet strategy is to distribute information and service related products over the internet to enhance customers' practices and to increase sales force productivity. Our internet environment includes order entry, customer-loyalty program reports and services, access to "*Patterson Today*" articles and manufacturers' product information. Additionally, Patterson Dental utilizes a tool, InfoSource®, to provide real time customer and sales information to our sales force, managers and vendors via the internet.

Our proprietary practice management and clinical software, EAGLESOFT®, is developed and maintained by our Patterson Technology Center (PTC). We believe the PTC differentiates Patterson Dental from our competition by positioning Patterson Dental as the only company providing a single-source solution for the high growth area of intra-oral digital radiography. This technology, which we expect to be installed in most dental offices, has a current installation base of over 25,000 users. Among our many specialized capabilities, the PTC, in conjunction with specialists from the sales branch, provides system configuration, as well as the seamless integration of all digital operatory components with clinical software, including our EAGLESOFT® products. This integration creates an electronic patient database that combines the patient's front office record, clinical x-ray, intra-oral camera images, CEREC® and other digital equipment records. Patterson Dental offers our EAGLESOFT® practice management software at no cost to customers with a subscription to support services. The local sales branch, in conjunction with the PTC, will network the digital record system throughout the entire office, offers all required custom computer hardware for the system, and provides ongoing customer training. The PTC has a call center that troubleshoots customer problems and arranges for local service when needed.

Software and digital radiography customers also have access to the PTC's support capabilities. The PTC provides support for Patterson's proprietary products as well as select branded product from manufacturers, such as SIRONA and SCHICK. In addition to troubleshooting problems through the PTC's support center, customers can access various service capabilities offered by the PTC including electronic claims and statement processing and system back-up capabilities.

Continuing to Improve Operating Efficiencies. Patterson Dental continues to implement programs designed to improve our operating efficiencies and allow for continued sales growth over time. These programs include a wide variety of initiatives from our continuing investment in management information systems to consolidation of distribution centers and sales branches. More recent initiatives include upgrading our order entry and order management systems.

Patterson Dental has improved operating efficiencies by converting our communications architecture to faster, higher capacity data lines that combine voice and data transmissions. We have developed a new field management tool for our technical service operations, improving our ability to coordinate the actions of service technicians and enhancing customer service while reducing the overall cost of operations.

An integral part of our shared services concept is the consolidation and leveraging of distribution centers between Patterson's segments. As of April 2013, eight distribution centers are shared between two or all three of our operating units. In addition, we have established shared sales branch offices in several locations between multiple segments. Because of these and other efforts, we expect to continue to improve our operating expense leverage and efficiencies going forward.

Growing Through Internal Expansion and Acquisitions. We intend to continue to grow by opening additional sales offices, hiring established sales representatives, hiring and training skilled sales professionals as territory sales representatives, and acquiring other distributors in order to enter new, or more deeply penetrate existing, geographic markets and expand our customer base. We believe that Patterson Dental is well positioned to take advantage of expected continued consolidation in the dental distribution market. Over the past 25 years Patterson has made a number of acquisitions, including the following:

Dental distribution acquisitions

- Since 1987, Patterson has acquired over 30 dental products distributors in the United States and Canada. These acquisitions have included the third largest dental dealer in the United States and the second largest dental dealer in Canada, as well as regional and local dental dealers throughout North America. As a result of these acquisitions, along with internal expansion, we are now one of the two largest full service dental products distributors in both the United States and Canada.

Printed office products acquisitions

- In October 1996, we acquired the Colwell Systems division of Deluxe Corporation. Colwell Systems, now known as Patterson Office Supplies, produces and sells a variety of printed office products used in medical, dental and veterinary offices, as well as other clinical based settings.

Software acquisitions

- In July 1997, Patterson Dental acquired Eaglesoft, Inc., a developer and marketer of Windows®-based practice management and clinical software for dental offices. Eaglesoft's operations evolved to become the Patterson Technology Center, which is located in Effingham, Illinois. In December 2001, Patterson purchased Modern Practice Technologies, a company that provided custom computing solutions to the dental industry. This acquisition helped us to position ourselves to provide all of the custom hardware and networking required for interfacing the entire dental office.

- In May 2004, Patterson Dental acquired CAESY Education Systems, Inc., the leading provider of electronic patient education services to dental practices in North America. Headquartered in Vancouver, Washington, CAESY provides dental practices with a range of communications media that educate patients about professional dental care, procedures and treatment alternatives with the goal of facilitating patient decisions about dental services and increasing the productivity of the dental professional. Educational materials are communicated through CD/DVD media, software-as-a-service, computer programs and the dentist's website. These materials can be used within the dental waiting room, at chair side and in the patient's home.
- In December 2008, Patterson Dental acquired Dolphin Imaging Systems, LLC and Dolphin Practice Management, LLC, the leading providers of 3D imaging and practice management software for specialized dental practitioners, including orthodontists, oral maxillofacial surgeons and dental radiologists. Dolphin's imaging software maximizes the benefit of cone beam and other digital photography and radiography systems. We believe there are no major competitors for Dolphin's full range of products.

Products and Services

The following table sets forth the percentage of total sales by the principal categories of products and services offered to our dental segment customers:

	2013	2012	2011
Consumable and printed products	53%	55%	56%
Equipment and software	36	34	33
Other [1]	11	11	11
Total	100%	100%	100%

(1) Consists of other value-added products and services including technical service and software maintenance.

Consumable and Printed Products

Dental Supplies. We offer a broad product line of consumable dental supplies such as x-ray film and solutions; impression materials; restorative materials (composites and alloys); hand instruments; sterilization products; anesthetics; infection control products such as protective clothing, gloves and facemasks; paper, cotton and other disposable products; toothbrushes and a full line of dental accessories including hand instruments, burs, and diamonds. In addition to representing a wide array of branded products from numerous manufacturers, we also market our own private label line of dental supplies including anesthetics, instruments, preventive and restorative products, and cotton and paper products. Our private label line complements the branded products for customers seeking a lower cost alternative on products that have become a commodity in the market. Compared to most name brand supplies, the private label line provides lower prices for our customers and higher gross margins for Patterson.

Printed Office Products. Patterson Dental, through Patterson Office Supplies (POS) provides a variety of printed office products, office filing supplies, and practice management systems to office-based healthcare providers including dental, veterinary and medical offices. Products include custom printed products, insurance and billing forms, stationery, envelopes, business cards, labels, file folders, appointment books and other stock office supply products.

These office products are sold through our sales force as well as direct mail catalogs distributed to over 100,000 customers several times per year. A staff of telemarketing personnel located in Champaign, Illinois supports both channels, receiving orders by telephone, through the mail or electronically from the dental, veterinary and medical distribution order processing system.

Equipment and Software

Dental Equipment. Patterson Dental is the largest supplier of dental equipment in the U.S. and Canada. We offer a wide range of dental equipment products including radiography equipment, high and low-speed handpieces, dental chairs, dental handpiece control units, diagnostic equipment, sterilizers, dental lights and compressors. We also distribute newer technology equipment that provides our customers with tools to improve productivity and patient satisfaction. Examples of such innovative and higher productivity products include the CEREC® family of products, a chair-side restoration system; digital imaging products (including intra-oral, panoramic and 3-D or cone beam x-rays); and inter-oral cameras.

Software. Patterson Dental develops and markets our own proprietary line of practice management and clinical software for dental professionals, including software for scheduling, billing, charting and capture/storage/retrieval of digital images. Patterson Dental also sells software products developed by third parties, including SIDEXIS® by Sirona and Dimax2 by Planmeca. These value-added products are designed to help achieve office productivity improvements, which translate into higher profitability for the customer.

Hardware. We offer our dental customers custom hardware and networking solutions required for integrating the entire dental office, which marks another step in our overall strategy of providing customers with the convenience and cost-effectiveness of a virtually complete range of products and value-added services.

Patient Education Services. The CAESY® education systems line of products, now available as software-as-a-service in addition to DVD format, offers patient education products and services. These communication tools are designed to educate patients in an efficient, cost-effective manner.

Other

Software Services. Patterson offers a variety of services to complement our software products, such as service agreements, software training, electronic claims processing and billing statement processing. These services provide value to customers by allowing them to keep their software products current or receive payments more rapidly while obtaining greater productivity.

Equipment Installation, Repair and Maintenance. To keep their practices running efficiently, dentists require reliable performance from their equipment. All major equipment sold by Patterson includes installation and our 90-day labor warranty at no additional charge. Patterson also provides complete repair and maintenance services for all dental equipment, whether or not purchased from Patterson, including our 24-hour handpiece repair service. In addition to service technicians, who provide installation and repair services on basic dental equipment, we have also invested in personnel who specialize in installing and troubleshooting issues with technology solutions such as practice management software, digital imaging products, hardware and networking. The goal of this group, which is comprised of both local service technicians and the staff at the PTC, is to assist customers to conveniently integrate newer technology into their dental practices. The PTC helps our customers minimize costly downtime by offering a single point of contact for post-sale technology related issues.

Dental Office Design. Patterson provides dental office layout and design services using a computer-aided design (CAD) program. Equipment specialists can create original or revise existing dental office designs in a fraction of the time required to produce conventional drawings. Customers purchasing major equipment items receive dental office design services at no additional charge.

Equipment Financing. Patterson Dental provides a variety of options to fulfill our customers' financing needs. For qualified purchasers of equipment, we will arrange customer financing through Patterson or a third party. For non-equipment related needs, such as for working capital or real estate, customers are also referred to a third party. These alternatives allow us to offer our customers convenience while still meeting their diverse financing needs. In fiscal 2013, we originated approximately $373.2 million of equipment finance contracts in the United States. Patterson Dental, or our third party vendor, financed approximately 49% of the equipment purchased by our customers during fiscal 2013.

Since November 1998, Patterson Dental has maintained one or more finance referral agreements with outside finance companies to provide a more extensive selection of finance opportunities to our customers. This might include financing for practice transition transactions, working capital, leasing, real estate and long-term capital. Wells Fargo Practice Finance, a division of Wells Fargo Bank N.A., provides this service currently. Patterson receives referral fees under this agreement, and Wells Fargo extends credit and services the accounts.

To fund the financing that is originated by us, Patterson has created a special purpose entity ("SPE"), PDC Funding Company, LLC, a wholly-owned and fully consolidated subsidiary, and entered into a Receivables Purchase Agreement in order to participate in a commercial paper conduit. We transfer finance contracts we originate to the SPE. In turn, the SPE sells the contracts to the commercial paper conduit. As of April 27, 2013, the maximum outstanding capacity of this arrangement at any one time is $500 million.

A second SPE, PDC Funding Company II, LLC, sells contracts through a Contract Purchase Agreement to a bank. This agreement operates similarly to the Receivables Purchase Agreement described above, except that the capacity is $75 million.

The SPE's do not issue debt. There is no recourse to Patterson for contracts purchased by either the commercial paper conduit or the bank, but there is a deferred purchase price equal to approximately 15% of the principal of these contracts. Patterson services the customer contracts under both of these arrangements in exchange for a fee that approximates our cost for providing the service.

Sales and Marketing

During fiscal 2013, Patterson Dental sold products or services to over 120,000 customers in the U.S. and Canada who made one or more purchases during the year. Patterson Dental's customers include dentists, laboratories, institutions and other healthcare professionals. No single customer accounted for more than 1% of sales during fiscal 2013, and Patterson Dental is not dependent on any single customer or geographic group of customers. Our sales and marketing efforts are designed to establish and improve customer relationships through personal interaction with our sales representatives and frequent direct marketing contact, which underscores our value-added approach.

Patterson Dental has over 100 local offices throughout the U.S. and Canada so that we can provide a presence in the market and decision making near the customer. These offices, or sales branches, are staffed with a complete complement of Patterson Dental capabilities, including sales, customer service and technical service personnel, as well as a local manager who has broad decision making authority with regard to customer related transactions and issues.

A primary component of Patterson Dental's value-added approach is our sales force. Due to the fragmented nature of the dental supply market, we believe that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry; assist practitioners in selecting and purchasing products and help customers efficiently manage their supply inventories. Each sales representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are all Patterson employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist our sales representatives, Patterson Dental publishes a variety of catalogs and fliers containing product and service information. Dental customers receive a full-line product catalog containing over 49,000 inventoried items. The catalog includes pictures of products, detailed descriptions and specifications of products and is used by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high demand items such as infection control products, are promoted through merchandise fliers printed and distributed bi-monthly. In addition, dental equipment sold by Patterson is featured in our tri-yearly publication, *Patterson Today,* which also includes articles on dental office design, trends in dental practice, products and services offered by Patterson Dental and information on equipment maintenance.

To enhance the total value we bring to our customers, Patterson Dental offers a value-added benefit program for our preferred customers. The PATTERSON ADVANTAGE® program enables members to earn "Advantage Dollars" which can be applied toward future purchases of equipment and technology products. Patterson Advantage also entitles our best customers to priority technical services, automated supply management summary reports, educational materials and a variety of exclusive discount offers.

Distribution

Patterson Dental believes that responsive delivery of quality supplies and equipment is key to customer satisfaction. We ship dental consumable supplies from eight strategically located distribution centers in the U.S. and two in Canada. Orders for consumable dental supplies can be placed by telephone or electronically 24 hours a day, seven days a week. Printed office products are shipped from our manufacturing and distribution facility in central Illinois.

All orders are routed through our centralized computer ordering, shipping and inventory management systems, which are linked to each of our strategically located distribution centers. If an item is not available in the distribution center nearest to the customer, the computer system automatically directs fulfillment of the item from another center. Rapid and accurate order fulfillment is another principal component of our value-added approach. We estimate that 98% of Patterson Dental's consumable goods orders are shipped to the customer on time, which is generally within 24 hours.

In order to ensure the availability of Patterson Dental's broad product lines for prompt delivery to customers, we must maintain sufficient inventories at our distribution centers. Purchasing of consumables and standard equipment is centralized, and our purchasing department uses a real-time perpetual inventory system to manage inventory levels. Our inventory consists mostly of consumable supply items. By utilizing computerized inventory management and ordering systems, we are able to accurately predict inventory turns in order to minimize inventory levels for each item.

Patterson Dental's more than 100 dental sales offices are generally configured with display areas where the latest dental equipment can be demonstrated. Dental equipment is generally custom ordered and is staged at our sales branches before delivery to dental offices for installation.

Sources of Supply

Effective purchasing is a key strategy Patterson Dental has adopted in order to achieve our objective of continuing to improve profitability. Utilizing EDI allows us to improve efficiencies and reduce administrative costs.

Patterson Dental obtains products from more than 800 vendors. In June 2012 we entered into an exclusive distribution agreement with Sirona Dental Systems, Inc., the manufacturer of the CEREC® dental restorative systems and Schick® digital x-rays, in addition to sophisticated panoramic and cone beam radiography product. We are the only national dealer for A-dec equipment, including chairs, units and cabinetry. A-dec is the largest manufacturer of dental equipment in the U.S.

While Patterson Dental makes purchases from many suppliers, and there is generally more than one source of supply for most of the categories of products we sell, the concentration of business with key suppliers is considerable. Our top ten supply vendors accounted for approximately 48% of the cost of dental products sold in both fiscal 2013 and 2012. Of these ten, the top two vendors accounted for 16% and 8% of both fiscal 2013 and fiscal 2012 cost of sales, respectively.

Competition

The highly competitive U.S. dental products distribution industry consists principally of national, regional and local full-service and mail-order companies. The dental supply market is extremely fragmented. In addition to Patterson Dental and one other national, full-service firm, Henry Schein Dental, a unit of Henry Schein, Inc., there are at least 15 full-service distributors that operate on a regional level, and hundreds of small local distributors. Also, some manufacturers sell directly to end users.

We approach our markets by emphasizing and delivering a value-added model to the practitioner. To differentiate ourselves from our competition, we deploy a strategy of premium customer service with multiple value-added components, a highly qualified and motivated sales force, highly-trained and experienced service technicians, an extensive breadth and mix of products and services, technology solutions allowing customers to easily access our inventory, accurate and timely delivery of product, strategic location of sales offices and distribution centers, and competitive pricing.

Patterson Dental also experiences competition in Canada in the dental supply market. The principal competitor is a national, full-service dental distributor, Henry Schein Dental, a unit of Henry Schein, Inc. We believe we compete in Canada on essentially the same basis as in the United States.

Veterinary Supply

Overview

Effective January 1, 2013, Webster Veterinary Supply, Inc. changed its name to Patterson Veterinary Supply, Inc. Patterson Veterinary is a leading distributor of veterinary supplies primarily to companion-pet (dogs, cats and other common household pets) and equine veterinary clinics across the United States. Patterson Veterinary provides products and services used for the diagnosis, treatment and/or prevention of diseases in companion animals and equine. Originally founded in 1946 and headquartered in Massachusetts, Patterson Veterinary has developed a strong brand identity as a value-added, full-service distributor with a comprehensive offering of pharmaceuticals, vaccines, parasiticides, diagnostics, prescription diets, nutritionals, consumable supplies, equipment, and software. Patterson Veterinary's product offering, totaling more than 36,000 items, is sold by approximately 209 field sales representatives.

Net sales by Patterson Veterinary in fiscal 2013 were $755.2 million and operating income totaled $41.7 million. In addition to our core business of distributing veterinary products, Patterson Veterinary has a significant agency commission business with several pharmaceutical manufacturers. Under the agency relationships, Patterson Veterinary receives orders for products from customers, transmits these orders to vendors who then pick, pack, and ship the products. These vendors then invoice and collect payment from our customers. Patterson Veterinary receives a commission payment for soliciting the order and for providing other customer service activities. The agency commissions that Patterson Veterinary earns range from 3% to 6%, a portion of which is shared with the field sales and customer service representatives. Patterson Veterinary's agency commissions accounted for less than 1% of our net sales in fiscal 2013.

We estimate the market for pharmaceuticals and supplies sold to companion animal and equine veterinarians through distribution is approximately $3.3 billion on an annual basis. Based upon the estimated $3.3 billion market, we believe our share of this market is approximately 21%. Similar to the dental supply market, the veterinary supply market is fragmented and geographically diverse. As of December 31, 2012, according to the American Veterinary Medical Association, or AVMA, there were more than 64,000 veterinarians in private practice nationwide specializing in small animals, predominately companion pets. The average private veterinary practice generates approximately $1,000,000 of annual revenue. These practices purchase between $120,000 and $140,000 of supplies each year, and similar to the dental practitioner, tend not to maintain a large supply of inventory on hand. The typical veterinary practice purchases approximately 80% of its supplies from its top two suppliers. The average purchase of consumables by the veterinary practice is noticeably higher than that of the dental practitioner due predominately to pharmaceutical products, which veterinarians both administer and dispense.

Historically, the demand for veterinary services has grown significantly faster than growth in the overall economy. More recently the market growth has slowed as a result of a decrease in consumer spending. However, we anticipate increasing demand for veterinary services due to the following favorable factors:

- *Number of households with companion animals.* The number of households with companion animals is steadily expanding, which increases the demand for veterinary services. Today, the percentages of U.S. households owning dogs, cats or horses are 46%, 39%, and 2%, respectively.
- *Veterinary expenditures per household.* The amount pet owners are willing to spend caring for their pets is increasing substantially. The American Pet Products Manufacturers Association estimates that pet owners will spend $55 billion in 2013 to care for the American pet population, a significant increase compared to $41.2 billion spent in 2007.

- *Veterinary products and techniques.* Many new therapeutic and preventive products are being developed for the companion animal market. Technological developments have resulted in new, innovative veterinary products and advances in veterinary services.

Strategy

Patterson Veterinary's objective is to build a leading national position in the companion animal veterinary market through internal expansion and acquisitions, while continuing to improve our profitability and enhance our value to customers. Our key strategies and priorities for accomplishing these objectives include growing through internal expansion and acquisitions, emphasizing our value-added full-service capabilities, continuing to improve operating efficiencies, and expanding our service offerings.

Growing Through Internal Expansion and Acquisitions. We intend to continue to grow by opening additional sales offices, hiring established sales representatives, hiring and training skilled sales professionals as territory sales representatives, and acquiring other distributors in order to enter new, or more deeply penetrate existing, geographic markets and expand our customer base. We believe that Patterson Veterinary is well positioned to take advantage of expected continued consolidation in the veterinary distribution market. Over the past 10 years Patterson Veterinary has made a number of acquisitions, including the following:

Veterinary distribution acquisitions

- Since 2004, Patterson Veterinary has acquired several veterinary distributors in the United States. These acquisitions include two regional distributors, ProVet, which was the companion animal veterinary supply division of Lextron, Inc., and Columbus Serum Company, as well as Milburn Distributions, Inc., the largest distributor specializing in the U.S. equine veterinary supply market, and selected local and specialty distributors. Most recently, in August 2011, Patterson Veterinary acquired American Veterinary Supply Corporation, a full service distributor on Long Island, New York with annualized sales of approximately $25 million that served approximately 2,000 veterinary practices and hospitals in the New York metropolitan area.
- In April 2010, Patterson Veterinary made a minority equity investment in Strategic Pharmaceutical Solutions, Inc. dba VetSource, a leading North American provider of integrated specialty pharmacy distribution, including home delivery capabilities.
- In December 2012, Patterson Veterinary acquired the assets of Univeral Vaporizer Support (UVS) based in Foster City, California with annual sales of approximately $3 million. UVS provides cleaning and calibration services for a variety of anesthetic vaporizers used in veterinary medicine.

Software Acquisitions

- In December 2005, Patterson Veterinary acquired Intra Corp., one of the nation's leading developers of veterinary practice management software that is marketed under the INTRAVET® brand name. INTRAVET® had more than 1,600 software installations nationwide.
- In October 2008, Patterson Veterinary acquired Odyssey Veterinary Software, LLC, a developer and marketer of DIAGNOSTIC IMAGING ATLAS® ("DIA®") software. At that time, DIA encompassed over 2,000 3D clinical animations and images, which enable the veterinarian to more fully explain and illustrate the pet's diagnosis and recommend treatment to their clients.
- In January 2011, Patterson Veterinary acquired ePet Records, LLC. Rebranded as ePETHEALTH™, this innovative communication platform provides practitioners with a secure internet portal for their clients to access 24/7 for their pet's medical information plus descriptive, easy-to-understand resources and educational materials with 3D graphics. Through ePETHEALTH™, veterinarians can also send their clients automated electronic health service and appointment reminders, eNewsletters and health education articles and videos.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Veterinary believes that veterinary customers value full service and responsive delivery of product, in addition to competitive prices. Customers also increasingly expect suppliers to be knowledgeable about products and services, and, generally, a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. Patterson Veterinary's knowledgeable sales representatives assist customers in the selection and purchasing of supplies. Most veterinarians are independent, or small unit based, practitioners who are unable to store and manage large volumes of supplies in their offices. We meet our customers' requirements by delivering frequent, small quantity orders rapidly and reliably from strategically located distribution centers.

Equipment specialists, technology specialists and service technicians also support our value-added strategy. Equipment specialists offer consultation on office design, equipment requirements and financing. Technology specialists provide guidance on integrating technology solutions including practice management software, client education and communication software, and our home delivery service offering. Our experienced service technicians perform equipment installation, maintenance and repair services, including service on products or equipment not purchased through Patterson Veterinary.

Continuing to Improve Operating Efficiencies. Patterson Veterinary continues to implement programs designed to improve our operating efficiencies and allow for continued sales growth over time. These programs include a wide variety of initiatives from our continuing investment in management information systems to consolidation of distribution centers and sales branches.

In January 2013, Patterson Veterinary launched its' newly designed website pattersonvet.com with upgraded features from the depth of information available to the ease and efficiency of navigating the site as well as enhanced search capabilities including descriptions with multiple images and product details to assist with product research and purchasing decisions.

In June 2011, Patterson Veterinary implemented a centralized return processing center located in Columbus, Ohio. This initiative has allowed us to more efficiently handle customer product returns, improve the customer's experience as well as meet vendor return requirements. As a result of implementing the centralized return processing center, approximately 87% of returns are credited back to the customer within 24 hours of receipt. Centralizing this process has also lead to both operational efficiencies as well as a reduction in shipping costs associated with product returns.

Expanding our Services. Patterson Veterinary continuously seeks to broaden our service offerings to maximize sales opportunities within our existing customer base while strengthening and enhancing practice economics and pet health.

Technical Service. Patterson Veterinary offers onsite preventative maintenance and repair services in most major markets across the United States covering a wide range of equipment. Our experienced service technicians perform equipment installation, maintenance and repair services including services on products not purchased through Patterson Veterinary.

ePetHealth. A leading suite of communication and educational tools designed to help the clinic increase compliance and pet-owner loyalty to the practice through: clinic eMarketing tools, health service reminders, online medical records, drug home delivery and award winning DIA videos and content.

DIA. A premier client education software for companion animal and equine practices, provides over 3,000 illustrations, animations, clinical images, radiographs and other diagnostic images that cover a wide range of medical conditions. Additionally, DIA Reception provides high definition footage and animations to better explain common pet health issues and conditions to pet owners.

VetSource. A leading professional pharmacy providing home delivery service of medications to pet owners that improves client compliance, retains drug revenues within the veterinary practice, and optimizes inventory investments.

Patterson Veterinary University. Patterson Veterinary University (PVU) offers exclusive business courses for veterinarians, hospital managers, technicians, receptionists, and veterinary students. Veterinary students can take advantage of the two credit course Entrepreneurship for Veterinarians during their senior year in veterinary school. Patterson Veterinary University – Management offers 4 in-depth courses on human resources, inventory management, marketing and finance. The PVU – Communication and Customer Service course for receptionists and technicians helps create a unified health care team within a veterinary hospital. The newest course, PVU – Executive: Next Level Practice Ownership, is designed to help guide veterinary practice owners from where they are today to where they want to be in the future by providing practice owners with information that helps expand their current hospital performance and fulfill their practice dreams. To date, there have been over 3,000 students, receptionists, technicians, hospital managers and veterinarians trained through Patterson Veterinary University programs.

Dental Wet Labs. Patterson Veterinary offers dental wet labs throughout the United States providing approved continuing education credits to attendees through lecture and hands-on labs for companion animal dental techniques.

National Handpiece Repair. In February 2012, we launched Patterson Veterinary's dental handpiece repair initiative utilizing Patterson Dental's National Repair Center. Practitioners can now have both their high-speed and slow-speed handpieces cleaned, repaired, and returned within 24 hours from receipt.

Anesthesia Technical Support Hotline. Using our dedicated hotline, with one phone call customers can obtain answers and detail support for their anesthesia and monitoring equipment.

Products and Services

The following table sets forth the percentage of total sales by the principal categories of products and services offered to veterinary segment customers:

	2013	2012	2011
Consumable and printed products	93%	93%	94%
Equipment and software	5	5	5
Other	2	2	1
Total	100%	100%	100%

Consumable and Printed Products

Patterson Veterinary offers our customers a broad selection of veterinary supply products including pharmaceuticals, vaccines, parasiticides, diagnostics, veterinary pet foods, nutritional products and consumable supplies. Our pharmaceutical products typically include anesthetics, analgesics, antibiotics, and ophthalmics. Our biological products are primarily comprised of vaccines and injectibles. Our parasiticides are used for control of external parasites (fleas, ticks, flies, mosquitoes) and internal parasites. Our diagnostics product category includes consumable in-clinic tests for detecting heartworm, Lyme disease, feline leukemia and parvovirus, as well as consumable products for measuring blood chemistry, electrolyte balance and cell counts. Veterinary pet foods consist of both specialty diets and premium pet foods. Nutritional products are comprised of dietary supplements, vitamins, dental chews and specialty treats. Consumable supplies include lab supplies, various types and sizes of paper goods, needles and syringes, instruments, gauze and wound dressings, sutures, latex gloves, orthopedic and casting products. Many of the office supply products sold by Patterson Office Supplies are also offered to the veterinary supply market.

Equipment and Software

Veterinary Equipment. Patterson Veterinary sells equipment for hospital, laboratory and general surgical use within the veterinary practice. We also offer innovative, quality equipment that differentiates Patterson Veterinary from the competition including anesthesia machines, surgical monitors, diagnostic equipment, ultrasound, dental power units, cages, lights, digital x-ray systems and x-ray machines.

Practice Management Software. Patterson Veterinary develops and markets our own proprietary line of practice management software, INTRAVET®, for veterinary professionals, including software for scheduling, billing, charting and capture/storage/retrieval of digital images.

Client Education Software. Patterson Veterinary also develops and markets our own proprietary client education software, DIA®, for veterinary professionals. DIA encompasses over 3,000 3D clinical animations and images, enabling veterinarians to more fully explain and illustrate a pet's diagnosis and treatment recommendations to their clients.

Client Communication Portal. Patterson Veterinary develops and markets our own innovative web-based client communication platform, ePetHealth, providing practitioners a suite of client offerings such as online medical records, eMarketing tools, client education resources, and a home delivery portal.

Other

Other products and services include commissions earned on agency sales, equipment repair revenues, software maintenance contract revenue and freight recovery on shipments to customers.

Sales and Marketing

During fiscal 2013, Patterson Veterinary sold products or services to over 21,000 customers in the U.S. who made one or more purchases during the year. Our customers include veterinarians, laboratories, institutions and other animal health professionals. No single customer accounted for more than 1% of sales during fiscal 2013, and Patterson Veterinary is not dependent on any single customer or geographic group of customers. Our sales and marketing efforts are designed to establish and improve customer relationships through personal interaction with our field sales and customer service representatives and frequent direct marketing contact, which underscores our value-added approach.

Patterson Veterinary currently has 19 local offices throughout the U.S. so that we can provide a presence in the market and decision making near the customer. These offices, or branches, are staffed with a complete complement of Patterson Veterinary's capabilities, including sales, customer service and technical service personnel, as well as a local manager who has broad decision making authority with regard to customer related transactions and issues.

Field Sales Representatives. A primary component of Patterson Veterinary's value-added approach is our sales force. Due to the fragmented nature of the veterinary supply market, we believe that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry; assist practitioners in selecting and purchasing products and help customers efficiently manage their supply inventories. Each sales representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are all Patterson Veterinary employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

Customer Service Representative. We support our field sales representatives and direct marketing efforts with customer service representatives in nine call centers covering the United States. As of April 27, 2013, we had 134 customer service representatives. Customer service representatives work in tandem with our field sales representatives, providing a dual coverage approach for individual customers. In addition to processing orders, customer service representatives are responsible for assisting customers with ordering, informing customers of monthly promotions, and responding to general inquiries. Customer service representatives utilize our customized order entry system to process customer orders, access pricing, determine product availability, provide promotional information about products, research customer preferences, and review order histories.

Direct Marketing. To assist our sales representatives, Patterson Veterinary publishes a catalog containing product and service information. Patterson Veterinary customers receive a full-line product catalog containing over 11,000 inventoried items. The catalog includes pictures of products, detailed descriptions and specifications of products and is used by practitioners as a reference source. We also promote selected consumable products, our value-added program and services, new products, specially priced items and high demand items through our monthly magazine, *Insight*. Additional direct marketing tools that we utilize include equipment catalogs, customer loyalty programs, specific product and vendor programs, flyers, faxes, eNewsletters, social media, and other promotional materials. In order to extend our customer reach and enhance customer interaction, we also participate in national, regional and local trade shows.

E-Commerce Platform. Patterson Veterinary's newly redesigned website allows customers the ability to order items 24 hours a day, seven days a week. The website also incorporates value-added functions that permit customers to check their invoice, payment and credit history, build a "shopping list" of frequently purchased items and track their order status.

Distribution

Patterson Veterinary believes that responsive delivery of quality supplies and equipment is key to customer satisfaction. We ship veterinary consumable supplies from 11 strategically located distribution centers in the United States. Orders for veterinary consumable supplies can be placed through our field sales force, customer service representatives or electronically 24 hours a day, seven days a week. Printed office products are shipped from Patterson's manufacturing and distribution facility in central Illinois.

All orders are routed through our centralized computer ordering, shipping and inventory management systems, which are linked to each of our strategically located distribution centers. If an item is not available in the distribution center nearest to the customer, the computer system automatically directs fulfillment of the item from another center. Rapid and accurate order fulfillment is another principal component of our value-added approach. We estimate that 97% of Patterson Veterinary's consumable orders are received by the customer the next business day.

In order to ensure the availability of Patterson Veterinary's broad product lines for prompt delivery to customers, we must maintain sufficient inventories at our distribution centers. Purchasing of consumables and standard equipment is centralized, and our purchasing department uses a real-time perpetual inventory system to manage inventory levels. Our inventory consists mostly of consumable supply items and pharmaceutical products. By utilizing computerized inventory management and ordering systems, we are able to accurately predict inventory turns in order to minimize inventory levels for each item.

Sources of Supply

Patterson Veterinary obtains products from nearly 600 vendors. While Patterson Veterinary makes purchases from many vendors and there is generally more than one source of supply for most of the categories of products, the concentration of business with key vendors is considerable. In fiscal 2013 and 2012, Patterson Veterinary's top 10 veterinary supply manufacturers comprised 70% and 67%, and the single largest supplier comprised 18% and 13%, of the total cost of veterinary supply sales, respectively.

There are two major types of arrangements that account for the flow of transactions between us and our customers. Traditional "buy/sell" transactions, which account for the vast majority of our business, involve direct purchases of products by us from vendors, which we manage and store in our distribution centers. A customer then places an order with us, and the orders are then picked, packed, shipped and billed by us to our customer.

We also process orders from our customers under "agency agreements" with some of our vendors, primarily for certain seasonal pharmaceutical products. Under this model, when we receive orders for products from the customer, we transmit the order to the vendor who then picks, packs, and ships the products. The vendor then invoices and collects payment from our customer. We receive a commission payment for soliciting the order and for providing other customer service activities.

Competition

The distribution and manufacture of veterinary products is highly competitive. In addition to two other national, full-service firms, Henry Schein Animal Health, Inc. and MWI Veterinary Supply, Inc., Patterson Veterinary competes with several full-service distributors that operate on a regional level and numerous smaller local and specialty distributors and to lesser extent, mail order distributors or buying groups. Patterson Veterinary also competes directly with pharmaceutical companies who sell certain products directly to the customer.

Patterson Veterinary approaches its markets by emphasizing and delivering a value-added model to the practitioner. To differentiate ourself from our competition, we deploy a strategy of premium customer service, a highly qualified and motivated sales force, an extensive breadth and mix of products and services, accurate and timely delivery of product, strategic location of sales offices and competitive pricing.

Rehabilitation Supply

Overview

Patterson Medical is headquartered in Warrenville, Illinois, and is the world's leading value-added distributor of rehabilitation medical supplies and equipment. We believe Patterson Medical offers the most comprehensive range of distributed and self-manufactured rehabilitation products to health care professionals globally. Our mission is to provide health care professionals and their patients with access to products that improve people's lives by helping them to attain their highest achievable level of independence, safety and comfort. We operate as Patterson Medical globally, and are transitioning our acquired catalog brands such as Sammons Preston, Homecraft, and Ausmedic into product brands. Patterson Medical still operates as Medco Sports Medicine in the North American sports medicine market.

Patterson Medical serves as the gateway through which over 30,000 rehabilitation products originating from more than 1,500 suppliers and manufacturers are sold to a diverse customer base with an emphasis on physical therapists ("PTs") and occupational therapists ("OTs"). We offer our customers a "one-stop shop" through what we believe to be the most comprehensive catalogs in the industry, the largest direct sales force and the category's most efficient customer service and distribution operations. Major channels of distribution are acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools. In addition, we believe Patterson Medical's reputation, global market presence and highly transferable business model will facilitate entry into new markets.

Patterson Medical offers a wide range of differentiated, non-invasive products and expertise to users and their health care providers, while focusing on niches, worldwide, where our capabilities, reputation and customer partnerships can result in a competitive advantage. Patterson Medical's goal is to become our customers' first choice for rehabilitation supplies and equipment in each of our chosen markets.

Patterson Medical is highly diversified with no single product, customer or purchasing group representing a significant percentage of total revenue. In addition, given the relatively small average order size (approximately $225), our products often do not represent a major expense category for our customers.

Patterson Medical has been pursuing a strategy of organic growth, complemented by strategic acquisitions in its domestic and international markets. This has included building and buying branch offices in the U.S., and buying and integrating distributors in the U.K., France, Australia and New Zealand. Patterson Medical also uses a robust international dealer network to service customers in countries where we do not have an established direct presence. Approximately 70% of Patterson Medical's revenue originates in North America.

Patterson Medical manufactures or has exclusively manufactured for us products representing approximately 35% of our total revenue. These products carry the Patterson Medical brand, or one of the many brands added through acquisition. Patterson Medical owns manufacturing facilities in the U.S., France, the U.K., Australia, and Thailand, and has a China sourcing office. Patterson Medical is a distributor for the other 65% of our product offering, carrying the top brands in the rehabilitation industry. One of Patterson Medical's strengths is our trading relationship with the top manufacturers of rehabilitation products in the U.S. and abroad.

We believe the rehabilitation medical supply and assistive product industry is approximately $5.6 billion worldwide and is expected to grow faster than the overall economy over the next several years. Industry growth is driven by strong growth in the physical and occupational therapy markets and favorable demographic trends associated with the aging of the baby-boom generation. We do not participate in all product segments, so Patterson Medical's addressable market (defined as the collective market for products sold by Patterson Medical) is approximately $3.4 billion worldwide. We believe that Patterson Medical has an industry leading market share of approximately 15% in a highly fragmented rehabilitation and assistive products market.

We believe that the demand for rehabilitation products will continue to be influenced by the following factors:

- *Favorable Demographics.* Favorable demographic trends such as extended life expectancy, active lifestyles and a general willingness to spend discretionary income on health care and well-being, is expected to contribute to increased demand for products distributed by Patterson Medical. Specifically, the aging baby-boomer population, together with their increased disposable income and desire for independence, will fuel product purchases to assist with the frailties associated with old age and provide sustained sales growth.

  The U.S. Census Bureau has projected the 85 and older population in the U.S. to increase significantly, from less than 6 million in 2011 to 14 million by 2040 and 19 million by 2050. The 65 to 84 year old population is expected to more than double between 2011 and 2040. Current trends indicate that these age groups represent the majority of home and community-based health care patients.

The aging of the population is a revenue growth driver because approximately 10% of people over the age of 65 and approximately 50% of people over the age of 85 need assistance with everyday activities. Patterson Medical believes we are well positioned to benefit from this trend by providing aids to daily living, namely dressing devices; toileting, dining, bathing aids; and grooming devices, all of which promote greater patient independence, improved patient responsibility and improved responsiveness to treatment.

- *Increasing Number of PTs and OTs, Patterson Medical's Primary User Groups.* According to the U.S. Department of Labor Bureau of Labor Statistics (BLS), there were approximately 199,000 PTs and 109,000 OTs in the U.S. in 2010. Approximately 60 percent of PTs were employed in either hospitals or offices of physical therapists. The remaining 40 percent of PTs were employed in home health agencies, outpatient rehabilitation clinics, physician offices and nursing homes. The majority of OTs work in hospitals, including many in rehabilitation and psychiatric hospitals. The remaining OTs work in outpatient occupational therapy offices and clinics, schools, home health agencies, nursing homes, community mental health centers, adult day care programs, job training services and residential care facilities. The demand for PTs and OTs is expected to remain strong. The BLS estimates a growth of 33.5% for OTs between 2010 and 2020, and a growth of 39% for PTs in that same time period. Both professions are expected to grow much faster than average.
- *Increasing Frequency of Reconstructive and Implant Surgery.* Another important driver of the growth in the PT market is the growing need for rehabilitation products resulting from the increasing frequency of reconstructive implant procedures, including hip and knee replacements. The worldwide reconstructive implant market is currently in excess of $5.0 billion and expected to grow between 7% and 8% annually. This growth trajectory is largely driven by favorable demographics, as patient populations are expanding at both ends of the age spectrum. Among seniors, more active lifestyles and longer life expectancies are responsible for the increasing frequency of reconstructive implants. We believe Patterson Medical is well positioned to benefit from the growth in reconstructive implants, by providing physical therapy and exercise products that help the patients return to a normal level of function.
- *Volatility in Funding and Regulation.* The demographic growth in aged population both in the U.S. and abroad will continue to pose funding challenges for governments. Whether private pay, Medicare, Medicaid or some other funding mechanism, the population need has been outpacing the available funds. This has resulted in governments changing funding methods, allocations, and rules to try and better match supply with demand. Although we do not directly participate in third party reimbursed (patient specific) product, the pressure on healthcare providers can have a pass through effect. Patterson Medical has pursued a diversified strategy so we do not rely too heavily on any one product category.

International Operations

Patterson Medical's international operations (PMI) are based in the United Kingdom ("U.K.") and are made up of Patterson Medical Limited in the U.K., Patterson Medical France and Sacedi in France, and Patterson Medical/Ausmedic in Australasia. Our international domestic operations broadly reflect the same business model as used in the North American market. In the U.K., France, Australia and New Zealand, operations include sales and marketing, customer service, distribution, purchasing and administration. France also includes a self-contained manufacturing unit. Outside of these countries, PMI uses a network of over 200 distributors to reach its customers.

PMI is a leading supplier of aids to daily living ("ADL") and rehabilitation products in the U.K., and a significant player in the international markets. Having developed and designed many proprietary products, we are the prime source for numerous established and market leading ADL brands, including products sold under the names Homecraft, Days, and Physiomed. The PMI catalog offers a broad line of ADL, therapy, rehabilitation and pediatric products containing over 10,000 items and is circulated to PTs, OTs, loan equipment stores and private clinics, trade outlets and the general public.

PMI's central sales and marketing strategy is to provide a "one-stop shop" proposition to hospitals, local government and trade customers (Dealers) throughout the U.K. Customers are reached through a combination of mail order, a 54-person sales force, telemarketing and in-market promotional and exhibition activity.

In April 2009, PMI acquired Mobilis Healthcare, increasing our global presence. While the Homecraft catalog has historically been focused on occupational therapy, Mobilis was a complementary addition, given its strong position in the physiotherapy market.

In June 2010, Patterson Medical acquired the rehabilitation business of Empi Therapy Solutions, with sales of approximately $30 million.

In June 2010, PMI acquired the rehabilitation business of DCC Healthcare. The acquired DCC businesses, Days Healthcare, Physiomed and Ausmedic, rank among the leaders in their overseas markets, providing assistive living products and rehabilitation equipment and supplies to hospitals, physical and occupational therapists, long-term care facilities, dealers and consumers in the U.K., continental Europe, Australia, New Zealand and other international markets.

Patterson Medical France consists of two operations, the manufacturing and distribution of continuous passive motion machines ("CPMs") for sale on a worldwide basis under the Kinetec brand name and the sale and distribution of Patterson Medical products in France. Products are marketed to customers through product brochures, mailings, telemarketing and a sales force that covers the French rehabilitation market. Sacedi focuses on distribution in the therapy and sports medicine market segments.

Strategy

Our objective is for Patterson Medical to be the customers' first choice for rehabilitation medical supplies and equipment in each of its chosen markets. We intend to continue Patterson Medical's growth through internal expansion and acquisitions in both rehabilitation and related products.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Medical currently offers our customers a "one-stop shop" for products through our industry leading catalog with over 20,000 items, focused primarily on physical and occupational therapy products. Patterson Medical adds new products each year to our ever-expanding catalog and is committed to doing so long-term. Consistent with Patterson Medical's current product offering, some of these new products are branded, exclusive or self-manufactured.

We recognize that different customer groups have very different economic, product, distribution channel requirements and treatment goals. Patterson Medical proactively attempts to anticipate and flexibly respond to the diverse needs of our customers, while focusing on niches, worldwide, where our capabilities, reputation and customer partnerships can result in a competitive advantage. As such, we foresee an on-going evolution of our product offerings to meet the ever-increasing demands of our diverse customer segments.

Improving Operating Efficiencies. Patterson Medical's proprietary products, which consist of self-manufactured products, products manufactured for Patterson Medical and products sold through exclusive distribution arrangements, represent approximately 35% of total revenues. Over the past four years, we have made investments in new sales and marketing programs as a part of our accelerated adoption of Patterson's value-added strategy, including the expansion of our sales force and the establishment of a branch office structure. We believe these investments will result in additional sales and operating efficiencies into the future.

As of April 2013, Patterson Medical is distributing products from four shared distribution facilities that distribute products for two or all three of our operating units. As of April 2013, Patterson Medical now shares eight branch facilities with other business units, allowing the two business units to share in certain common expenses.

Growing Through Internal Expansion and Acquisitions. Patterson Medical believes we are well positioned to expand in our core markets. Our market presence, clinical understanding and close customer relationships allow us to anticipate and flexibly respond to the diverse needs of our customers. We believe our market knowledge, strong vendor relationships and manufacturing capabilities will continue to drive the delivery of value-added solutions through the continual enrichment of our product mix. Additionally, we believe our broad portfolio of national accounts and commitment to expand our sales force will enhance Patterson Medical's growth and penetration within our current and new customer base.

Patterson Medical acquired Homecraft, Mobilis, Physiomed, Days Medical, and other businesses to establish a platform for international expansion. Each business that was added has been integrated and has added to an ever expanding brand and product portfolio. The international business continues to accelerate, in terms of both product lines and geographic regions. Since the Homecraft/Kinetec transaction, Patterson Medical has added over 550 pages of new products to the catalog. The international acquisitions brought with them a proven capability to source products at very favorable costs and at high levels of quality from China, which has resulted in meaningful cost savings. We believe our business model is transferable to other countries, and are using PMI to cultivate new relationships through an enhanced product array, sales effort, distribution capabilities and catalog expertise.

In May 2004, Patterson Medical acquired the assets of Medco Supply Company, Inc., or "Medco," from NCH Corporation. With sales of approximately $60 million, Medco is one of the nation's leading sports medicine distributors and is based in Buffalo, New York. In addition to Medco's sports medicine business, Medco sells first aid, safety and medical consumable products to commercial and institutional customers, as well as consumable supplies and equipment to podiatrists. The complete product offering includes approximately 10,000 SKUs that are sold through direct mail catalogs and 11 territory sales people. Medco markets to athletic trainers, schools and school nurses, daycare providers and healthcare professionals including podiatrists, chiropractors and physical therapists.

Over the past five years, Patterson Medical has opened eighteen branch offices through acquisitions and internal start-ups in desirable locations throughout the U.S. In November 2007, Patterson Medical acquired PTOS™ software, a leading line of practice management software for physical therapists.

In April 2009, Patterson Medical acquired Mobilis Healthcare, a U.K.-based business with sales of $28 million. Mobilis serves 12,000 customers in the U.K. and France and owns several leading brands that are sold into its primary markets.

In June 2010, Patterson Medical acquired the rehabilitation business of Empi Therapy Solutions, with sales of approximately $30 million.

In June 2010, Patterson Medical acquired the rehabilitation business of DCC Healthcare, with combined sales of approximately $70 million.

Products and Services

The following table sets forth the percentage of total sales represented by the principal categories of products and services offered to rehabilitation segment customers:

	2013	2012	2011
Consumables	72%	71%	69%
Equipment and software	23	24	26
Other	5	5	5
Total	100%	100%	100%

Consumables

Patterson Medical offers a large selection of supply products that can be categorized as follows:

- Aids to Daily Living – dressing devices, toileting, dining, bathing aids and grooming devices
- Orthopedic Soft Goods / Splints – braces, splints and orthotics for protecting, supporting and positioning
- Clinical – products that assist in the examination and treatment of patients, such as exercise bands, putty, weights, balls and mats
- Mobility – walkers, canes and wheelchair accessories such as gloves, trays and carrying bags
- Pediatric Seating and Positioning – rolls, wedges, specialty seating and standers, and mobility assistance products for special needs children; category also includes sensory motor stimulation products such as toys, crafts and devices to assist with balance
- Modalities – products for heating and cooling therapies, electrical stimulation, laser, ultrasound, paraffin, iontophoresis and therapeutic creams and lotions

Equipment and Software

Rehabilitation equipment consists of exercise, examination, treatment and therapy equipment and furniture. These products include parallel bars, treatment tables, mat platforms, treadmills, stationary bicycles and CPMs. The November 2007 acquisition of PTOS™ software added a line of practice management software to Patterson Medical's wide array of product offerings. In addition, certain acquisitions in the recent past have given us access to premium equipment lines that were previously unavailable to Patterson Medical.

Other

Other products and services include equipment repair revenues, software maintenance contract revenue and freight recovery on shipments to customers.

Sales and Marketing

Patterson Medical has been going through a process of establishing its brand globally to better leverage its international scope. This has led to a catalog branding transition of our acquired businesses (in various stages) including Sammons Preston in the U.S. and Canada, and Homecraft, Days, Physiomed, and Ausmedic in the remainder of the world.

A core element of Patterson Medical's strategy is to maintain the most comprehensive single catalog of rehabilitation products and supplies. The catalog, published for over 50 years, is considered the gold standard of the industry and features the most comprehensive product offering with longstanding industry leading positions and recognized brand names. Our product management group works closely with customers, suppliers and the sales force to evaluate new products for inclusion in Patterson Medical's product offering. We add approximately 2,000 new products to the catalog each year.

Patterson Medical has an experienced sales force, national account contracts with major customer groups, unmatched customer service within the industry and the proven ability to introduce new products each year, allowing us to compete across the entire spectrum of the rehabilitation medical supplies and non-wheelchair assistive products industry.

A key priority has been the expansion of our field sales force, which has grown by more than 100 sales representatives since late in fiscal 2006 and now totals nearly 280 worldwide. New sales representatives are generally hired from the ranks of physical and occupational therapists, manufacturer representatives and others with extensive industry knowledge.

Patterson Medical began developing a branch office structure in fiscal 2007 through a combination of internal start-ups and dealer/distributor acquisitions. Similar to Patterson Dental's branches, these offices have a showroom, commissioned sales staff and service department that provides equipment installation, repair and warranty service for equipment manufacturers. As of April 2013, eighteen branches had been established.

Patterson Medical's U.S. national accounts group collaborates with our sales force to meet the changing needs of our expanding account base. The national accounts program is staffed by seasoned professionals who have developed a comprehensive portfolio of contracts. Furthermore, the integrated Patterson Medical organization has national contracts with major purchasing groups within each submarket, including hospitals, nursing homes and dealers.

The rehabilitation medical supplies and equipment business is highly fragmented. No one manufacturer, distributor or customer represents a significant portion of Patterson Medical's revenue.

To enhance the total value we bring to our customers, Patterson Medical created a value-added benefit program for its preferred customers. The Patterson Advantage® program entitles our best customers to discount pricing and cash rebates, priority service scheduling, supply management summary reports and continuing education course discounts.

Distribution

Patterson Medical's distribution process centers on our ability to efficiently fill small dollar amount orders. In the U.S., over 6,000 packages ship daily from six locations. A majority of products are shipped out of three full service, shared Patterson distribution centers, one in Mt. Joy, Pennsylvania, one in Dinuba, California, and another in South Bend, Indiana. Approximately 95% of the small packages in the U.S. ship via UPS.

Patterson Medical uses a branch structure to more effectively distribute equipment to our customers. Large equipment can be shipped to our branches, inspected for damage, and then put on Patterson Medical trucks for consolidated delivery and installation at customers' facilities.

Patterson Medical's U.S. call center operates from 7am – 7pm Monday through Friday, processing in excess of 5,000 calls per day. In addition, customers can order 24 hours a day through Patterson Medical's websites. The combination of in-house staff and web ordering options provides customers with 24 hours a day, seven days a week ordering capabilities. Approximately 36% of customer orders are through the web or EDI, which has decreased call center activity, allowing Patterson Medical to provide more personalized service to customers.

Sources of Supply

Among Patterson Medical's core strengths is our ability to obtain premier products from vendors. Our products are purchased from over 1,500 suppliers and manufacturers. Although no single supplier accounted for more than 7% of Patterson Medical's total purchases in fiscal 2012, we frequently are the largest single customer of these manufacturers. Suppliers view the ability to distribute their products through our global network positively due to our reputation, longstanding industry leading position, comprehensive catalogs, national account contracts, sales force presence and distribution capabilities. We continually work at strengthening our supplier relationships through the introduction of supplier programs.

Competition

We operate in the highly fragmented rehabilitation medical supplies and equipment industry. Patterson Medical's competition is generally either locally or regionally focused. Patterson Medical intends to pursue expansion opportunities when prudent in order to add products, customers and capabilities, which will further differentiate Patterson Medical from our competition.

We believe Patterson Medical is the only national player to offer "one-stop shopping" to our customers. Patterson Medical's national and international scale and purchasing power provides us with a favorable cost position and strong pricing trends relative to our competition.

For further information on our three operating segments, and operations by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this document and Note 11 to the Consolidated Financial Statements.

Shared Services Initiative

We have continued to consolidate our distribution infrastructure and business systems over the past several years. As of April 27, 2013, we have eight facilities that serve two or three of our business units. These strategically located facilities enable us to realize operating efficiencies and improve customer service.

Our business units also share a number of sales branch office locations, enabling multiple business units to operate at one physical location. As of April 27, 2013, we have 14 shared locations, and we plan to leverage additional branch sharing between two or three business units in select markets in fiscal 2014 and beyond.

The PTC has staff dedicated to support the technology offerings of each of our business units. Such technology product and service offerings have expanded in recent years and we will continue that focus. We support over 80,000 customers nationwide through the PTC, and strive to resolve any situation in one call, whether the question or concern involves hardware, software, computer networking or digital technology. Development of our proprietary practice management and certain of our patient education products takes place at the PTC. In addition to the PTC, technology support is provided to customers through our business unit's sales branches, which provide network installation and customer training.

Patterson Companies, Inc.

Trademarks and Patents

Our products and services are sold under numerous trademarks including "PATTERSON®," "EAGLESOFT®,""CAESY®," "SAMMONS PRESTON®," "KINETEC®," "TUMBLE FORMS, ®" "INTRAVET®," and "DIA®". Because we believe our trademarks are well-recognized within their respective industries and valuable assets, we protect them against infringement. Some of our proprietary software in the orthodontia field is protected by patents, which have varying terms, generally of 17-20 years.

Employees

As of April 27, 2013, we had approximately 7,000 employees. We have not experienced a shortage of qualified personnel in the past and believe that we will be able to attract such employees in the future. None of our employees are subject to collective bargaining agreements or represented by a union. We believe our relations with employees to be good.

Website

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are made available on our website as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commissions. This material may be accessed by visiting the Investor Relations section of our website at www.pattersoncompanies.com.

Information relating to our corporate governance, including our Principles of Business Conduct and Code of Ethics, and information concerning executive officers, Board of Directors and Board committees, and transactions in Patterson securities by directors and officers, is available on or through our website www.pattersoncompanies.com in the Investor Relations section.

Information maintained on the website is not being included as a part of our Annual Report on Form 10-K.

Governmental Regulation

The marketing, distribution and sale of certain products we sell are subject to the requirements of various federal, state, and local laws and regulations. We are subject to regulation by the Federal Food and Drug Administration, the Drug Enforcement Administration and the U.S. Department of Transportation. Among the federal laws which impact us are the Federal Food, Drug and Cosmetic Act, which regulates the advertising, recordkeeping, labeling, handling, storage and sale of drugs and medical devices which are distributed by us, and which further requires us to be registered with the Federal Food and Drug Administration; the Safe Medical Devices Act, which imposes certain reporting requirements on us in the event of an incident involving serious illness, injury or death caused by a medical device we have distributed; and the Controlled Substance Act, which regulates the recordkeeping, handling, storage and sale of certain drugs sold by us and requires us to be are registered with the Drug Enforcement Administration. In addition, the transportation of certain products we distribute that are considered hazardous materials is subject to regulation by the U.S. Department of Transportation.

We also are required to be licensed as a distributor of drugs and medical devices by each state in which we conduct business. In addition, several state Boards of Pharmacy require us to be licensed in their state for the sale of animal health products within their jurisdiction. Our Company is also subject to the requirements of foreign laws and regulations, which impact our operations in those foreign countries where we conduct business.

While we believe we are in substantial compliance with the laws and regulations, which regulate our business, and that we possess the licenses required in the conduct of our business, our failure to comply with any of applicable laws or regulations, or the imposition of new laws or regulations, could negatively impact our business.

Executive Officers of the Registrant

Set forth below is the name, age and position of the executive officers of Patterson as of June 26, 2013.

Scott P. Anderson	46	President, Chief Executive Officer, Chairman of the Board – Patterson Companies, Inc and President – Patterson Medical Supply, Inc.
R. Stephen Armstrong	62	Executive Vice President, Chief Financial Officer and Treasurer – Patterson Companies, Inc.
Ranell M. Hamm	51	Chief Information Officer – Patterson Companies, Inc.
Jerome E. Thygesen	55	Vice President, Human Resources – Patterson Companies, Inc.
Ann B. Gugino	40	Vice President, Strategy and Planning – Patterson Companies, Inc.
Sean M. Muniz	45	Vice President, Operations – Patterson Companies, Inc.
Paul A. Guggenheim	53	President – Patterson Dental Supply, Inc.
George L. Henriques	52	President – Patterson Veterinary Supply, Inc.

Our officers are elected annually and serve at the discretion of the Board of Directors.

Background of Executive Officers

Scott P. Anderson became our Chief Executive Officer in April 2010 and was appointed as Chair to our Board of Directors beginning on April 28, 2013. Mr. Anderson had held the position of President of Patterson Dental Supply, Inc., since June 2006 and, prior to that, the positions of Vice President, Sales and Vice President, Marketing of Patterson Dental Supply, Inc. Mr. Anderson joined Patterson in 1993 and currently serves on the Board of Directors of the Dental Trade Alliance, the trade association of dental manufacturers, distributors and laboratories. Mr. Anderson has been a director of C.H. Robinson since 2012.

R. Stephen Armstrong was elected Executive Vice President, Chief Financial Officer and Treasurer of Patterson effective July 1999. Before joining Patterson, Mr. Armstrong had been an Assurance Partner with Ernst & Young LLP. Ernst & Young LLP is currently Patterson's independent registered public accounting firm. Mr. Armstrong has been a director of Delphax Technologies, Inc. since 2000.

Ranell M. Hamm became Chief Information Officer in April 2011. Prior to joining us, Ms. Hamm was Senior Director of Clinical Information Delivery for UnitedHealth Group. Prior to UnitedHealth Group she was employed by Assurant, Inc., where she was Senior Vice President of Finance Systems & Services, IT Security; Chief Information Officer/Chief Operating Officer of Shared Business Services; and Senior Vice President of Shared Services Organization.

Jerome E. Thygesen became Vice President, Human Resources, in March 2006. Prior to joining Patterson, Mr. Thygesen was Vice President, Organizational Development for Fairview Red Wing Health Services from September 2001 to February 2006, and Director of Human Resources for Red Wing Shoe Company from March 1987 to June 2001.

Ann B. Gugino became Vice President, Strategy & Planning, in April 2012. She previously served as Vice President of Finance and Operations – Patterson Dental from 2008 until April 2012. She joined Patterson in 2000 as an assistant controller and became Controller-Patterson Dental in 2004. Prior to her career with Patterson, Ann worked for Ernst & Young, LLP and achieved her Certified Public Accountant designation.

Sean M. Muniz became the Vice President of Operations in November 2012. Mr. Muniz held the position of Director of Facilities and Risk Management since 2007 and, prior to that Mr. Muniz relocated to the Corporate Office where he became the Director of Operations for Patterson Logistics Services, Inc. in 2001. Mr. Muniz began his career with Patterson in 1990.

Paul A. Guggenheim became President of Patterson Dental Supply, Inc. in April 2010. Mr. Guggenheim previously was the southwest region manager of Patterson Dental. Mr. Guggenheim joined us in 2000 following our acquisition of Guggenheim Brothers Dental Supply. Mr. Guggenheim has worked in the dental industry for over 25 years and is former chairman of the American Dental Trade Association (now the Dental Trade Alliance). He also is past president of the Dental Dealers of America and former chairman of the American Dental Cooperative.

George L. Henriques was named President of Patterson Veterinary Supply, Inc. in August 2006. Mr. Henriques previously served as chief information officer of Webster since 2000 and is former chairman and board member of the American Veterinary Distributors Association.

Item 1A. RISK FACTORS

The statements in this section describe the major risks to our business and should be considered carefully, in connection with all of the other information set forth in this annual report on Form 10-K. The risks that follow, individually or in the aggregate, are those that we think could cause our actual results to differ materially from those stated or implied in forward-looking statements.

General economic conditions and volatility in the financial markets could adversely affect our operating results and financial condition.

Uncertain weak economic conditions in the U.S. or global economy, or an uncertain economic outlook, could materially adversely affect our operating results and financial condition. Current economic conditions may continue to cause customers to reduce, modify, delay, or cancel purchasing our products and services, and a prolonged period of economic instability could reduce their ability to make payments. Furthermore, such conditions could cause our suppliers to reduce their production, decrease their number of product offerings, or change their terms of sale to us. Increasing commodity prices would also increase our cost of operations, either directly through increased energy costs or indirectly through what we are charged by our suppliers. The current economic conditions could also cause changes in our product mix as our customers prioritize established, low-margin products rather than innovative, high-margin products, which could reduce our profit margin.

In addition, volatility and other disruptions in the financial markets could adversely affect the cost and availability of credit to us, as well as the cost of, and ability to sell finance contracts we receive from customers to outside financial institutions. Reduced access to capital for our customers limits the amount of investment that they can make in their practices, and with limited investment by the customer our revenues from equipment sales would be lower.

The dental supply, veterinary supply, and rehabilitation and assistive products supply markets are highly fragmented and competitive, and we may not be able to compete successfully.

Our competitors include national, regional and local full-service distributors, mail-order distributors and, increasingly, internet-based businesses. Some of our competitors have greater resources than we do, or operate through different sales and distribution models that could allow them to compete more successfully. For example, many of our suppliers are manufacturers, some of whom compete with us by selling directly to customers. Furthermore, internet-based businesses may be able to offer the same product at a lower cost.

Most of our products are available from multiple sources, and our customers tend to have relationships with several different distributors who can fulfill their orders. Our competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Manufacturers also could increase their efforts to sell directly to end-users and thereby eliminate or reduce our role and that of other distributors. Industry consolidation among suppliers, price competition, the unavailability of products, whether due to our inability to gain access to products or to interruptions in supply from manufacturers, or the emergence of new competitors also could increase competition. Our failure to compete effectively may limit and/or reduce our revenue, profitability and cash flow.

Risks inherent in acquiring other businesses could offset the anticipated benefits of such acquisitions and we may face difficulty in efficiently and effectively integrating acquired businesses since we operate in three distinct segments.

As a part of our business strategy, we have acquired businesses in the ordinary course and expect to continue acquiring businesses in the future. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include underperformance relative to our expectations and the price paid for the acquisition; unanticipated demands on our management and operational resources; difficulty in integrating personnel, operations and systems; retention of customers of the combined businesses; assumption of contingent liabilities; and acquisition-related earnings charges.

Our ability to continue to make acquisitions will depend upon our success in identifying suitable targets, which requires substantial judgment in assessing their values, strengths, weaknesses, liabilities and potential profitability, as well as the availability of suitable candidates at acceptable prices, and whether restrictions are imposed by anti-trust or other regulations.

In addition, our acquisitions may not result in the benefits and revenue growth we expect because of difficulties integrating the acquired businesses, including their personnel, customers, operations and systems. As we operate in three distinct segments, we need to consolidate the distribution, information technology, human resources, financial and other administrative functions of those business units jointly to meet their needs while addressing distinctions in the individual markets of those segments. We may not be able to do so effectively and efficiently.

Our international operations are subject to inherent risks that could adversely affect our operating results.

There are a number of risks inherent in foreign operations, including complex regulatory requirements, staffing and management complexities, import and export costs, other economic factors and political considerations subject to unanticipated changes. Additionally, foreign operations expose us to foreign currency fluctuations. Furthermore, we generally do not hedge translation exposure with respect to foreign operations.

We depend on our relationships with our sales representatives and customers, as well as suppliers of the products that we distribute.

The inability to attract or retain qualified employees, particularly sales representatives who relate directly with our customers, or our inability to build or maintain relationships with suppliers of products that we distribute may have an adverse effect on our business.

We are dependent on our suppliers because we do not manufacture the majority of the products we sell.

Interruptions in supply could adversely affect our operating results. If a supplier is unable to deliver product in a timely and efficient manner, whether due to financial difficulties, natural disasters or other reasons, we could experience lost sales. We generally do not have long-term contracts with our suppliers that commit them to producing products for us.

While there is generally more than one source of supply for most of the categories of products we sell, there is considerable concentration within our veterinary and dental businesses with a few key suppliers. For example, in fiscal 2013 and 2012, Patterson Veterinary's top 10 veterinary supply manufacturers comprised 70% and 67%, respectively, and the single largest supplier comprised 18% and 13%, respectively, of the total cost of veterinary supply sales. In the event that any of our suppliers were to become unable or unwilling to continue to provide the products we sell in the amounts we require, we would need to identify and obtain acceptable replacement sources on a timely basis. There is no guarantee that we would be able to obtain such alternative sources of supply on a timely basis, if at all. An extended interruption in the supply of our products would have an adverse effect on our results of operations.

In addition, a portion of our products are sourced, directly or indirectly, from outside the United States. Political or financial instability, increased tariffs, restrictions on trade, currency exchange rates, labor unrest, outbreak of pandemics or other events could slow distribution activities and affect foreign trade beyond our control and adversely affect our results of operations.

The products we sell are subject to market and technological obsolescence.

We carry over 100,000 different product stock keeping units (SKUs). Some of these products are subject to technological obsolescence outside of our control, since we do not manufacture the majority of the products we sell. If our customers discontinue purchasing a given product, we might have to record expense related to the diminution in value of inventories we have in stock, and depending on the magnitude, that expense could adversely impact our operating results.

Audits by tax authorities could result in additional tax payments for prior periods.

The amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If these audits result in assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities.

We are subject to a variety of litigation that could adversely affect our results of operations and financial condition.

We are subject to a variety of litigation incidental to our business, including product liability claims, intellectual property claims, and employment claims. We also may be subject to securities litigation. Defending these lawsuits may divert our management's attention, may be expensive, and may require that we pay damage awards or settlements or become subject to equitable remedies that could adversely affect our financial condition and results of operations. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against potential loss exposure. A successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Our future success depends on our leadership development and succession planning.

Our success depends, in large part, on our ability to recruit skilled personnel, and then identify and train our personnel to transition into key roles to support the long-term growth of our business. While our Board of Directors and management actively monitor our succession plans and processes, our business could suffer if we lose key personnel unexpectedly. In addition, competition for senior management is intense and we may not be successful in attracting and retaining key personnel.

We may be required to record a significant charge to earnings if our goodwill or other intangible assets become impaired.

Our balance sheet includes goodwill and other identifiable intangible assets. If impairment of our goodwill or other identifiable intangible assets is determined, we may be required to record a significant charge to earnings in the period of such determination under U.S. generally accepted accounting principles (GAAP).

The healthcare industry is experiencing substantial changes, which are causing uncertainty in the market and may adversely affect our dental and rehabilitation and assistive products supply businesses.

The healthcare industry is highly regulated and subject to changing political, economic and regulatory influences. In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including: trends toward managed care; consolidation of healthcare distribution companies; consolidation of healthcare manufacturers; collective purchasing arrangements and consolidation among office-based healthcare practitioners that may enable purchasing at more favorable prices than we can obtain and may shift purchasing decisions to entities or persons with whom we do not have a historical relationship; and changes in reimbursements to customers. Our profit margins and the profit margins of our suppliers and our customers may be adversely affected by industry changes. If we are unable to react effectively to these and other changes in the healthcare industry, our operating results could be adversely affected.

In particular, recent healthcare related legislation and regulation in the U.S. may affect expenditures or reimbursements for rehabilitation and assistive products or expenditures or reimbursements for dental services by private dental insurance plans. Other new regulatory requirements could subject us to additional reporting and disclosure requirements, taxes, and/or restrictions. Regulations under healthcare reform legislation continue to be in flux, resulting in uncertainty surrounding their application and related enforcement, as well as consuming resources necessary to comply.

Healthcare markets are rapidly changing, as well. For example, our assumptions concerning future per capita expenditures for dental services, including assumptions as to population growth and the demand for preventive and specialty dental services such as periodontic, endodontic and orthodontic procedures, may be mistaken. Fluctuations in demand for infection control products currently used for prevention of the spread of communicable diseases such as AIDS, hepatitis and herpes may adversely affect our revenue.

Failure to comply with existing and future U.S. and foreign laws and regulatory requirements could subject us to claims or otherwise harm our business.

The marketing, distribution and sale of certain products we sell are subject to the requirements of various federal, state and local laws and regulations in the U.S. and abroad. Our failure to comply with applicable laws may subject us to claims, additional liabilities, or enforcement actions by an administrative agency, which could require us to make settlement payments, be subject to civil or criminal penalties (including fines or loss of licenses), or damage our reputation, any of which could adversely affect our business, financial condition and results of operations.

In the U.S., we are subject to regulation by the Federal Food and Drug Administration, the Drug Enforcement Administration and the U.S. Department of Transportation. Among the federal laws which impact our business are the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and sale of drugs and medical devices we distribute, and which requires us to be registered with the Federal Food and Drug Administration; the Safe Medical Devices Act, which imposes certain reporting requirements on us in the event of an incident involving serious illness, injury or death caused by a medical device we distributed; and the Controlled Substance Act, which regulates the record keeping, handling, storage and sale of certain drugs we sell, and which requires us to be registered with the Drug Enforcement Administration. In addition, the transportation of certain products we distribute, which are considered hazardous materials, is subject to regulation by the U.S. Department of Transportation.

We are also required to be licensed as a distributor of drugs and medical devices by each state in which we conduct business. In addition, several state Boards of Pharmacy require us to be licensed for the sale of animal health products within their jurisdiction. We are also subject to the requirements of foreign laws and regulations, which impact our operations in those foreign countries where we conduct business.

In the course of our business, particularly in providing installation and support relating to our practice management software, we frequently have access to personal financial and health information of our customers and their patients. Because of this access, we are also subject to additional federal and state laws and regulations, such as the Health Insurance Portability and Accounting Act (HIPAA), which, through regulations and rulemaking, impose on us certain requirements to protect the privacy and security of personal health information.

Furthermore, as discussed above, the industries in which we operate have recently experienced an increase in new regulations, which makes compliance increasingly difficult. Costs and resources associated with complying with these increasing regulations can be considerable.

We are exposed to the risk of changes in interest rates.

Our balance sheet includes certain non-current assets that are sensitive to movements in short-term interest rates. The variable rates are comprised of both LIBOR and commercial paper rates plus a spread and reset on certain dates, as set forth in the respective agreements. In addition, our balance sheet includes fixed rate long-term debt, whose fair value could be adversely affected by movements in interest rates. We finance purchases by our customers using finance contracts that are issued at fixed interest rates, and sell these contracts under various funding arrangements that are priced using variable interest rates. Sudden and dramatic changes in the interest rates within relevant markets could adversely affect our results of operations.

Risks generally associated with our information systems could adversely affect our results of operations.

We rely on information systems ("IS") in our business to obtain, rapidly process, analyze and manage data to, among other things:

- facilitate the purchase and distribution of thousands of inventory items through numerous distribution centers;
- receive, process and ship orders on a timely basis;
- accurately bill and collect from thousands of customers;
- process payments to suppliers; and
- provide technical support to our customers.

A cyber-attack that bypasses our IS security causing an IS security breach may lead to a material disruption of our IS and/or the loss of business information, which could adversely affect our business. These risks may include, among others, the following:

- future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential data or intellectual property;
- operational or business delays resulting from the disruption of IS and subsequent clean-up and mitigation activities;
- negative publicity resulting in reputation or brand damage with our customers, suppliers or industry peers; and
- liability for a breach of personal financial and health information belonging to our customers and their patients.

Our results of operations could be adversely affected if our IS are interrupted, damaged by unforeseen events, incur cyber-attacks or fail for any extended period of time.

Our governing documents and Minnesota law may discourage takeovers and business combinations that our shareholders might consider to be in their best interests.

Anti-takeover provisions of our articles of incorporation, bylaws, and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our Board of Directors, without further shareholder approval, may issue up to approximately 30 million shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of our common stock. In addition, our bylaws divide our Board of Directors into three classes serving staggered three-year terms. (Our bylaws were amended at the 2012 annual meeting of shareholders that phase out the three classes of directors by 2015.) Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding "control share acquisitions" and "business combinations." We may, in the future, consider adopting additional anti-takeover measures. The authority of our Board of Directors to issue undesignated preferred stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our Company not approved by our Board of Directors.

Item 1B. UNRESOLVED STAFF COMMENTS

We have not received any written comments regarding our reports from the staff of the SEC issued 180 days or more preceding the end of the 2013 fiscal year that remain unresolved, nor have we received any written comments regarding our reports from the SEC within the past 180 days.

Item 2. PROPERTIES

We own our principal executive offices in St. Paul, Minnesota, and the majority of our distribution and manufacturing facilities. Leases of other distribution, manufacturing and administrative facilities generally are on a long-term basis, expiring at various times, with options to renew for additional periods. Most sales offices are leased for varying and usually shorter periods, with or without renewal options. We believe our properties are in good operating condition and are suitable for the purposes for which they are being used.

Patterson Logistics Services

The majority of assets we use to distribute product are owned and operated by Patterson Logistics Services, Inc. ("PLSI"), a wholly-owned subsidiary, which operates the distribution function for the benefit of all three of our sales and marketing business segments in the United States. PLSI also advises on the operations of our distribution centers outside of the U.S. but these properties are not owned by PLSI.

As of April 27, 2013, PLSI operates 15 distribution centers (8 primary centers) totaling approximately 1,200,000 square feet of distribution space as follows:

- 1 dental distribution center is located in Hawaii.
- 4 veterinary distribution centers are located in Alabama, Colorado and Texas (2).
- 2 rehabilitation distribution centers are located in New York State and Indiana.
- 1 distribution center is located in Texas, which stocks and distributes both dental and rehabilitation product.
- 3 distribution centers are located in Iowa, South Carolina and Washington state, which stock and distribute dental and veterinary products; and,
- 4 distribution centers are located in California, Florida, Indiana and Pennsylvania, which distribute product for all three of the business units.

Approximately 90% of the PLSI distribution center space is owned.

Patterson Technology Center

The Patterson Technology Center is a state-of-the-art 100,000 square foot facility in Effingham, Illinois, which was completed in fiscal 2012.

Dental Supply

In addition to the locations operated by PLSI, Patterson Dental utilizes an owned location in Illinois to manufacture and ship printed office products. The dental sales operations in Canada are supported by distribution centers located in Quebec and Alberta, Canada.

The dental supply segment is headquartered in our principal executive offices, which is an owned facility. This segment also maintains sales and administrative offices inside the U.S. at approximately 88 locations in over 40 states and at 10 locations in Canada. The majority of these locations are leased.

Veterinary Supply

Veterinary Supply headquarters is a leased facility in Devens, Massachusetts. Our veterinary sales personnel generally reside within branch locations.

Rehabilitation Supply

Patterson Medical is headquartered in a leased facility in Warrenville, Illinois. Domestically, the rehabilitation supply segment maintains manufacturing facilities in Wisconsin and New York. This segment's eighteen branch office locations include eleven that are shared with the dental supply segment.

Internationally, this segment has facilities located in the U.K., France, Canada, Australia, New Zealand, China and Thailand.

Item 3. LEGAL PROCEEDINGS

We are involved in various product-related, employment-related and other legal proceedings arising in the ordinary course of our business. Some of these proceedings involve product liability claims arising out of the use of products we distribute. Product liability indemnification is generally obtained from suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which we may be jointly liable, we may be liable for the entire judgment.

We maintain product liability insurance coverage for any potential liability for claims arising out of products we sell. While we believe our insurance coverage is adequate, there can be no assurance that the insurance maintained is sufficient or will be available to us in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements we have with our suppliers will provide us with adequate protection. In addition, future claims brought against us could involve claims not covered by insurance or indemnification agreements and could have a material adverse effect on our business or financial condition.

As of April 27, 2013, we had accrued our best estimate of potential losses relating to product liability and other claims likely to result in liability and for which it is possible to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

Item 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Patterson's common stock trades on the NASDAQ Global Select Market® under the symbol "PDCO."

The following table sets forth the range of high and low sale prices for Patterson's common stock for each full quarterly period within the two most recent fiscal years. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low	Dividends per share
Fiscal 2013			
First Quarter	$ 35.66	$ 30.82	$ 0.14
Second Quarter	$ 36.42	$ 32.68	$ 0.14
Third Quarter	$ 36.96	$ 31.36	$ 0.14
Fourth Quarter	$ 38.25	$ 35.01	$ 0.16
	High	Low	
Fiscal 2012			
First Quarter	$ 36.93	$ 30.43	$ 0.12
Second Quarter	$ 32.66	$ 26.19	$ 0.12
Third Quarter	$ 32.36	$ 27.48	$ 0.12
Fourth Quarter	$ 34.03	$ 30.45	$ 0.14

On June 20, 2013, the number of holders on record of common stock was 2,365. The transfer agent for Patterson's common stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota, 55075-0738, telephone: (651) 450-4064.

We had not paid any cash dividends on our common stock since its initial public offering in 1992 until the fourth quarter of fiscal 2010, at which time a $0.10 per share cash dividend was paid. In fiscal 2013 a quarterly cash dividend of $0.14 per share was paid throughout the year, except in the fourth quarter when the dividend was increased to $0.16 per share. We expect to continue to pay a quarterly cash dividend for the foreseeable future; however, the payment of dividends is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, operating results and financial condition among other factors.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12.

On March 19, 2013, Patterson's Board of Directors approved a new share repurchase plan that replaced the existing share repurchase plan. Under the new plan, up to 25 million shares may be purchased in open market transactions through March 19, 2018. There were approximately 6.5 million shares available to be purchased under the previous plan at the time it was replaced. As of April 27, 2013, 24,400,000 shares remain available under the current repurchase authorization.

The following table presents activity under the stock repurchase program during the fourth quarter of fiscal 2013 ended April 27, 2013.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Be Purchased Under the Plan
January 27, 2013 to February 23, 2013	456,000	$ 36.84	456,000	6,512,745
February 24, 2013 to March 23, 2013	24,000	$ 36.12	24,000	24,976,000
March 24, 2013 to April 27, 2013	576,000	$ 37.24	576,000	24,400,000
	1,056,000	$ 36.73	1,056,000	

The graph below compares the cumulative total shareholder return on $100 invested at the market close on April 26, 2008, the last trading day before the beginning of our 2009 fiscal year, through April 26, 2013, the last trading day of our fiscal year 2013, with the cumulative return over the same time period on the same amount invested in the S&P 500 Index and a Peer Group Index, consisting of six companies (including our Company) based on the same Standard Industrial Classification Code.* The chart below the graph sets forth the actual numbers depicted on the graph.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
DOLLARS
160
140
120
100
80
60
40
20
0
4/26/2008
4/25/2009
4/24/2010
4/30/2011
4/28/2012
4/27/2013
Patterson Companies Inc.
S&P 500
Peer Group

	Fiscal Year Ending					
	4/26/2008	4/25/2009	4/24/2010	4/30/2011	4/28/2012	4/27/2013
Patterson Companies Inc.	100.00	59.39	98.13	105.36	104.84	117.51
S&P 500	100.00	63.63	91.91	104.37	109.76	126.57
Peer Group	100.00	67.63	106.73	123.52	124.46	143.35

* The current composition of SIC Code 5047 – Medical, Dental & Hospital Equipment & Supplies – is as follows:

Chindex International, Inc., Henry Schein, Inc., MWI Veterinary Supply, Inc., Owens & Minor, Inc., Patterson Companies, Inc. and Vertical Health Solutions, Inc.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts)

	Fiscal Year Ended				
	April 27, 2013	April 28, 2012	April 30, 2011	April 24, 2010	April 25, 2009
Statement of Operations Data:					
Net sales	$ 3,637,212	$ 3,535,661	$ 3,415,670	$ 3,237,376	$ 3,094,227
Cost of sales	2,446,443	2,373,147	2,271,445	2,147,975	2,050,703
Gross margin	1,190,769	1,162,514	1,144,225	1,089,401	1,043,524
Operating expenses	836,314	804,505	768,217	734,110	697,298
Operating income	354,455	358,009	376,008	355,291	346,226
Other expense – net	(33,338)	(28,197)	(20,121)	(16,250)	(26,575)
Income before income taxes	321,117	329,812	355,887	339,041	319,651
Income taxes	110,845	116,997	130,502	126,787	120,016
Net Income	$ 210,272	$ 212,815	$ 225,385	$ 212,254	$ 199,635
Diluted earnings per share	$ 2.03	$ 1.92	$ 1.89	$ 1.78	$ 1.69
Weighted average shares and potentially dilutive shares outstanding	103,807	110,846	119,066	119,202	118,355
Dividends per common share	$ 0.58	$ 0.50	$ 0.42	$ 0.10	0
Balance Sheet Data:					
Working capital	$ 912,817	$ 873,865	$ 863,278	$ 785,407	$ 603,295
Total assets	2,681,778	2,739,368	2,564,968	2,422,969	2,133,620
Total long-term debt	725,000	725,000	525,000	525,000	547,000
Stockholders' equity	1,394,455	1,375,202	1,560,540	1,441,511	1,186,320

Note: See the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our fiscal 2013 financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and related Notes. The following background is provided to readers to more fully understand our Company's financial information.

Patterson operates a distribution business in three complementary markets: dental supply, veterinary supply and rehabilitation supply. Historically, our strategy for growth focused on internal growth and the acquisition of smaller distributors and businesses offering related products and services to the dental market. In fiscal 2002, we expanded our strategy to take advantage of a parallel growth opportunity in the veterinary supply market by acquiring the assets of J. A. Webster, Inc. July 9, 2001, which we operated as Webster Veterinary Supply (Webster) until January 1, 2013. Webster is now known as Patterson Veterinary. Patterson added a third component to our business platform in fiscal 2004 when we entered the rehabilitation supply market with the acquisition of AbilityOne Products Corp. ("AbilityOne") on September 12, 2003. AbilityOne is now known as Patterson Medical.

Operating margins of the veterinary business are considerably lower than the dental and rehabilitation supply businesses. While operating expenses run at a lower rate in the veterinary business, their gross margin is substantially lower due generally to the low margins on the pharmaceutical products that are distributed.

We operate with a 52-53 week accounting convention with our fiscal year ending on the last Saturday in April. Fiscal year 2011 included 53 weeks, with an additional or fourteenth week included in the first quarter ended July 31, 2010. Fiscal 2012 ending April 28, 2012 included 52 weeks, and the first quarter operations include thirteen weeks of activity compared to the prior year period. It is difficult to quantify precisely the impact of the extra week, but we have provided estimates in those areas where it is possible to make reasonable approximations. We estimate that the impact of the extra week reduced sales growth by one or two percentage points in fiscal 2012 as compared to fiscal 2011.

There are several important aspects of Patterson's business that are useful in analyzing it, including: (1) market growth in the various markets in which we operate; (2) internal growth; (3) growth through acquisition; and (4) continued focus on controlling costs and enhancing efficiency. Management defines "internal growth" as the increase in net sales from period to period, excluding the impact of changes in currency exchange rates, and excluding the net sales, for a period of twelve months following the transaction date, of businesses we have acquired.

One matter that has an overriding impact on our financial results for periods beginning after fiscal 2011 involves the level of expense associated with our Employee Stock Ownership Plan ("ESOP"). For the twenty years up to and including fiscal 2011, allocations of shares to employees participating in the ESOP have been made almost entirely from shares of Company stock acquired by the ESOP in 1990 ("the 1990 Shares"). Although the accounting standards in effect in 1990 were subsequently revised, the accounting for the 1990 shares was grandfathered under the revised standards and called for the expensing of the shares released for allocation to employees to be based on the original cost of the shares.

The revised standards require the expensing of shares released for allocation to be based on fair value of the shares at the time they are committed to be released. The shares acquired by the ESOP since the revision of the accounting standards, totaling approximately 3.6 million shares, will be released in annual amounts as determined by the Board of Directors. In fiscal 2012, we recognized incremental expense related to the ESOP of approximately $24 million. In fiscal 2013, we recognized expense of approximately $21 million. This estimated expense was recognized equally over the fiscal period and was a non-cash expense in the period since the shares were purchased in earlier periods.

The ESOP expense increased our operating expenses by approximately $24 million and $0.13 per diluted share in fiscal 2012 as compared to fiscal 2011. This change from historical cost to fair value in recognizing ESOP expense creates a comparability discrepancy between our past and foreseeable future operating results.

The following table presents the ESOP expense reconciliation for comparability purposes:

	Three Months Ended		Twelve Months Ended	
	April 28, 2012	April 30, 2011	April 28, 2012	April 30, 2011
Net Income	$ 62,143	$ 62,707	$ 212,815	$ 225,385
Incremental ESOP expense	3,496	—	13,867	—
Adjusted Net Income (non-GAAP)	$ 65,639	$ 62,707	$ 226,682	$ 225,385
Diluted Earnings Per Share	$ 0.58	$ 0.53	$ 1.92	$ 1.89
Incremental ESOP expense	0.03	—	0.13	—
Adjusted Earnings Per Share (non-GAAP)	$ 0.61	$ 0.53	$ 2.05	$ 1.89

In fiscal 2012, we made a cash contribution of approximately $24 million to the ESOP, which was then used by the ESOP to acquire shares through open market purchases. We instructed the ESOP trustee to hold these shares in suspense for allocation to employees at the end of the current ESOP fiscal year. Since the fiscal 2012 contribution to the ESOP was made in cash as opposed to using shares previously acquired by the ESOP, the expense for the current fiscal year will be a cash expense to us.

During fiscal 2013, we repurchased approximately 5 million shares of our common stock at a cost of approximately $180 million. Through these repurchases and cash dividends, we returned more than $200 million of value to our shareholders.

Results of Operations

The following table summarizes our consolidated results of operations over the past three fiscal years as a percent of sales:

	2013	2012	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.3%	67.1%	66.5%
Gross margin	32.7%	32.9%	33.5%
Operating expenses	23.0%	22.8%	22.5%
Operating income	9.7%	10.1%	11.0%
Other income, net	0.1%	0.1%	0.2%
Interest expense	1.0%	0.9%	0.8%
Income before taxes	8.8%	9.3%	10.4%
Income taxes	3.0%	3.3%	3.8%
Net income	5.8%	6.0%	6.6%

Fiscal 2013 Compared to Fiscal 2012

Net Sales. Consolidated net sales in fiscal 2013 were $3,637.2 million, an increase of 2.9%, from $3,535.7 million in fiscal 2012. The growth in sales includes a 0.6% contribution from acquisitions and a 0.2% unfavorable impact of changes in foreign currency translation rates.

Dental segment sales in fiscal 2013 rose 4.0% to $2,380.0 million from $2,287.9 million in fiscal 2012. The growth included a 0.2% contribution from acquisitions and a 0.1% unfavorable impact form changes in foreign currency translation rates. Consumable sales increased 1.3%. Dental equipment and software sales increased 9.8% in fiscal 2013 to $843.9 million due to strong CEREC sales, as well as an increase in sales of digital radiography products. Other dental sales, consisting primarily of technical service parts and labor, software support services and artificial teeth, increased 2.8% in fiscal 2013.

Veterinary segment sales grew 2.8% to $755.2 million despite the change in a nutritional distribution arrangement that reduced sales by 5.8%. Sales of consumables were 3.4% higher in fiscal 2013, or over 9% after adjusting for the impact of the change in the nutritional agreement. Acquisitions added 0.9% to sales in fiscal 2013. We have been investing in the Veterinary segment's equipment and technical service offering to expand this unit's full-service platform.

Medical segment sales of $502.0 million decreased 2.2% from fiscal 2012. Acquisitions contributed 1.6% of sales growth. The negative impact from foreign currency translation rates was 0.6% in fiscal 2013. We believe that continued uncertainty surrounding the U.S. health care system and the overall economy as well as continued austerity efforts in the United Kingdom are adversely affecting this segment.

Gross Margin. Consolidated gross margin was 32.7% in fiscal 2013 and 32.9% in fiscal 2012. The Dental segment's gross margin decreased 30 basis points to 35.9% in fiscal 2013. This decrease is mainly due to sales mix as equipment growth outpaced consumable growth during the year and as the segment effectuated the change in the CEREC product line, which negatively impacted margins. Gross margin of the Veterinary segment increased 60 basis points to 18.9% in fiscal 2013 due primarily to the change in the nutritional distribution arrangement, which carried a lower than average margin. The Medical segment's gross margin declined 30 basis points to 38.7%, as a result of product mix.

Operating Expenses. The consolidated operating expense ratio in fiscal 2013 was 23.0%, or 20 basis points higher than fiscal 2012. The Dental segment's operating expense ratio increased 10 basis points. The Medical segment's operating expenses as a percent of sales were 80 basis points higher in the current fiscal year, due to the integration expense in the Australian operations of the Surgical Synergies acquisition. The Veterinary segment's operating expense ratio increased 40 basis points, mainly due to the reduced revenue from the nutritional agreement change and the addition of service technicians during the period.

Operating Income. Operating income totaled $354.5 million, or 9.7% of sales, compared to prior fiscal year operating income of $358.0 million, or 10.1% of net sales for the reasons discussed above.

Interest Expense. Interest expense was $36.4 million in fiscal 2013 compared to $30.3 million in fiscal 2012. This increase is due to the issuance of $325 million of debt in the third quarter of the prior year offset slightly by the repayment of $125 million of debt that matured late in fiscal 2013.

Other Income, net. Other income, net of other expenses, was $3.1 million in fiscal 2013 compared to $2.1 million in fiscal 2012. Interest income totaled $4.5 million in fiscal 2013, compared to $4.9 million in fiscal 2012.

Income Taxes. The effective income tax rate was 34.5% in fiscal 2013 as compared to 35.5% in fiscal 2012. The effective tax rate decreased in fiscal 2013 primarily due to an increase in the deductible dividends paid on shares held by our Employee Stock Ownership Plan and deductions claimed for domestic manufacturing activities.

Net Income and Earnings Per Share. Net income decreased 1.2% to $210.3 million in fiscal 2013. Earnings per diluted share and dilutive shares outstanding were $2.03 and 103.8 million, respectively, in fiscal 2013 and $1.92 and 110.8 million, respectively, in fiscal 2012.

Fiscal 2012 Compared to Fiscal 2011

As described in the Overview section above, the first quarter of fiscal 2011 included an extra week due to the Company's fiscal year convention. Accordingly, the fiscal year ended April 30, 2011 included 53 weeks while the fiscal year ended April 28, 2012 included 52 weeks. We estimate that the impact of the extra week reduced sales growth by one to two percentage points in fiscal 2012 as compared to fiscal 2011.

Net Sales. Consolidated net sales in fiscal 2012 were $3,535.7 million, an increase of 3.5%, from $3,415.7 million in fiscal 2011. The growth in sales includes a 0.6% contribution from acquisitions and a 0.2% favorable impact of changes in foreign currency translation rates. Excluding the impact of the extra week, consolidated sales grew an estimated 5.1%.

Dental segment sales in fiscal 2012 rose 3.7% to $2,287.9 million from $2,236.1 million in fiscal 2011. The impact of currency translation rates was a favorable 0.1%. Consumable sales increased 2.6%, although they remained sluggish due to continuing weak general economic trends, low consumer confidence and high unemployment.

Dental equipment and software sales increased 5.3% in fiscal 2012 to $768.6 million. Sales of technology oriented equipment, including digital radiography and CAD/CAM products, accounted for the growth. Revenues from the sale of basic dental equipment infrastructure, primarily consisting of chairs, power units and cabinetry, continued to be soft in fiscal 2012, as practitioners focused purchases on products that they believed gave them higher returns in the near term.

Other dental sales, consisting primarily of technical service parts and labor, software support services and artificial teeth, increased 4.1% in fiscal 2012.

Veterinary sales grew 12.6% to $734.4 million. Sales of consumables were 10.9% higher in fiscal 2012 and equipment and software sales of $38.3 million represented an increase of 13.4% compared to fiscal 2011. Acquisitions added 1.5% to sales in fiscal 2012. Consumable sales in this segment have benefited from a higher percentage of pharmaceutical sales made under buy-sell versus agency distribution agreements, and an earlier and more severe flea, tick and heartworm season. We have been investing in the Veterinary segment's equipment and technical service offering to expand this unit's full-service platform.

Patterson Medical sales of $513.3 million were 3.3% higher than fiscal 2011. Acquisitions contributed 2.3% of sales growth. The positive impact from foreign currency translation rates was 0.6% in fiscal 2012. The capital equipment portion of this segment was negatively impacted by uncertainty in the market caused by regulatory changes in healthcare.

Gross Margin. Consolidated gross margin was 32.9% in fiscal 2012 and 33.5% in fiscal 2011. The Dental segment's gross margin decreased 30 basis points to 36.2% in fiscal 2012. This decrease is mainly due to sales mix as equipment growth outpaced consumable growth during the year. Gross margin of the Veterinary unit was 18.3%, a decrease of 100 basis points from 19.3% in fiscal 2011. Sales mix was the primary factor in the decline as a higher percentage of revenue came from pharmaceutical sales, which have a lower margin. Patterson Medical's gross margin declined 10 basis points to 39.0%. This was driven by a slight decrease in point of sale margin and an increase in freight rates, both domestically and internationally.

Operating Expenses. The consolidated operating expense ratio in fiscal 2012 was 22.8%, or 30 basis points higher than fiscal 2011. On a comparable basis, after adjusting for the increase in the ESOP expense discussed above, the operating expense ratio would have been 22.1%, or a decrease of nearly 40 basis points. The Dental unit's operating expense ratio increased 110 basis points as this unit absorbs the majority of the ESOP expense. In addition, this segment was investing in training of sales personnel and deploying a new order entry system. The ratio of the Veterinary unit's operating expenses as a percent of sales decreased 80 basis in the current year largely due to leverage of the higher sales levels. Patterson Medical's operating expense ratio decreased 100 in fiscal 2012. The segment benefited from further integration of recent acquisitions and aggressive expense management.

Operating Income. Operating income was $358.0 million in fiscal 2012, compared to $376.0 million in fiscal 2011. Adjusting for the ESOP expense impact, operating income would have increased year-over-year.

Interest Expense. Interest expense was $30.3 million in fiscal 2012 compared to $25.8 million in fiscal 2011. This increase is due to the issuance of $325 million of debt in the third quarter of the current year. The Company made the decision to raise additional debt capital to take advantage of the favorable rate environment.

Other Income, net. Other income, net of other expenses, was $2.1 million in fiscal 2012 compared to $5.7 million in fiscal 2011. Interest income totaled $4.9 million in fiscal 2012, compared to $8.2 million in fiscal 2011. During fiscal 2011 the Company carried higher average balances of finance contracts while we modified agreements with our funding sources in the period.

Income Taxes. The effective income tax rate was 35.5% in fiscal 2012 as compared to 36.7% in fiscal 2011. The effective tax rate decreased in fiscal 2012 as compared to fiscal 2011 primarily due to an increase in the deductible dividends paid on shares held by our Employee Stock Ownership Plan and the release of reserves resulting from expiring statute of limitations.

Net Income and Earnings Per Share. Net income decreased 6.0% to $212.8 million in fiscal 2012 due primarily to the increase ESOP expense negatively impacting operating expense as discussed above. Adjusting for the impact of the extra week on fiscal 2011 and the incremental ESOP expense in fiscal 2012, net income would have increased approximately 3%. Earnings per diluted share and dilutive shares outstanding were $1.92 and 110.8 million, respectively, in fiscal 2012 and $1.89 and 119.1 million, respectively, in fiscal 2011.

Liquidity and Capital Resources

Patterson's operating cash flow has been our principal source of liquidity in the last three fiscal years. During fiscal 2012, we used our revolving credit facility periodically as a source of liquidity in addition to operating cash flow. Operating activities generated cash of $299.2 million in fiscal 2013, compared to $321.2 million in fiscal 2012 and $262.6 million in fiscal 2011. Our operating activities are primarily driven by net income.

Capital expenditures were $22.0, $29.7 and $36.9 million in fiscal years 2013, 2012 and 2011, respectively. Significant expenditures in these years included the purchase and expansion of distribution facilities to accommodate multiple business units, the construction of a new facility for the Patterson Technology Center and continuing investments in information systems. In fiscal 2012, a project to build-out a purchased building in Indiana that serves as a distribution facility used by all three business units was completed. This facility is replacing several smaller distribution facilities. In addition, the Patterson Technology Center in Illinois was completed in fiscal 2012. This 100,000 square foot state-of-the-art facility replaced a nearby-leased location and opened in the second quarter of fiscal 2012.

We expect to invest approximately $33 million in capital expenditures during fiscal 2014, our main investment is in information systems. We estimate that we will invest $55 million to $65 million over the next five years to transform our information systems. We estimate that approximately half of this amount with be capitalized over the project life. We are estimating that in incremental $10 million will be expensed in fiscal 2014.

Cash used for acquisitions and equity investments totaled $14.6 million in fiscal 2013, $22.6 million in fiscal 2012 and $52.2 million in fiscal 2011. The majority of the cash used for acquisitions in fiscal 2013 related to the acquisitions of Iowa Dental Supply and Universal Vaporizer Support. The majority of the cash used for acquisitions in fiscal 2012 related to the acquisitions of American Veterinary Supply Corporation and Surgical Synergies.

In fiscal 2013, we retired $125 million of debt. In fiscal 2012, we entered into a new debt agreement for $325 million; see Note 7 of the Consolidated Financial Statements, "Long-Term Debt" footnote for further information. There were neither issuances of, nor payments on, debt during fiscal 2011.

Total dividends paid in fiscal 2013, fiscal 2012 and fiscal 2011 were $43.7 million, $54.7 million and $50.0 million, respectively. We expect to continue to pay a quarterly cash dividend for the foreseeable future. In addition, during fiscal 2013, we repurchased approximately 5.0 million shares of common stock for approximately $180 million. In fiscal 2012, we repurchased approximately 12.0 million shares of common stock for approximately $362 million. In fiscal 2011, we repurchased approximately 3.3 million shares of common stock for approximately $99 million. Under a share repurchase plan authorized by the Board of Directors, as of March 19, 2013, Patterson may repurchase up to 25 million shares of its common stock. This authorization remains in effect through March 19, 2018.

Management expects funds generated from operations and existing cash to be sufficient to meet our working capital needs for the next fiscal year. We have $505 million in cash and cash equivalents of which $252 million is in foreign bank accounts. None of which is subject to any withdrawal restrictions. See Note 11, "Income Taxes" for further information regarding our intention to permanently reinvest these funds. We expect to continue to obtain liquidity from the sale of equipment finance contracts. Patterson's existing debt facilities are believed to be adequate as a supplement to internally generated cash flows to fund anticipated expansion plans and strategic initiatives, including acquisitions. In addition, we have a $300 million revolving credit facility which expires in fiscal 2017.

Patterson sells a significant portion of our finance contracts (see below) to a commercial paper funded conduit managed by a third party bank, and as a result, commercial paper is indirectly an important source of liquidity for Patterson. Patterson is allowed to participate in the conduit due to the quality of our finance contracts and our financial strength. Cash flows could be impaired if our financial strength diminishes to a level that precluded us from taking part in this facility or other similar facilities. Also, market conditions outside of our control could adversely affect the ability for us to sell the contracts.

Customer Financing Arrangements

Patterson is a party to two arrangements under which we have sold finance contracts received from our customers to outside financial institutions. These arrangements provide sources of liquidity for us that would have to be replaced should any of the current financial institutions be unable or unwilling to continue under them.

In December 2010, the Receivables Purchase Agreement was amended to make The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") the managing agent. As of April 27, 2013, the total capacity under this agreement is $500 million, which includes $300 million with BTMU and the remainder with Royal Bank of Canada (RBC). In August 2011, Fifth Third Bank (FTB) replaced U.S. Bank National Association as the agent under the Contract Purchase Agreement, which has a capacity of $75 million as of April 27, 2013. Our financing business is described in further detail in Note 6, "Customer Financing." of the Notes to the Consolidated Financial Statements in Item 8 of this Form 10-K. Note 6 discusses the nature and business purpose of the arrangements and the activity under each arrangement during fiscal 2013, including the amount of finance contracts sold and the holdback receivable owed to us.

Contractual Obligations

A summary of Patterson's contractual obligations as of April 27, 2013 follows (in thousands):

	Payment due by year				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 725,000	$ 0	$ 250,000	150,000	325,000
Interest on Long-Term Debt	174,047	32,984	53,042	40,117	47,904
Operating Leases	87,491	18,077	32,343	22,437	14,634

Patterson is unable to determine its contractual obligations by year related to the provisions of ASC Topic 740, "Income Taxes", as the ultimate amount or timing of settlement of its reserves for income taxes cannot be reasonably estimated. The total liability for unrecognized tax benefits including interest and penalties at April 27, 2013, is $21.6 million.

For a more complete description of Patterson's contractual obligations, see Notes 7 and 10 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Outlook

Over the last ten years, we have been able to grow revenue and earnings through our strategy of emphasizing value-added, full-service capabilities, using technology to enhance customer service, continuing to improve operating efficiencies, and growing through internal expansion and acquisitions. While the weakness in the general economy that has existed during the last several years is expected to continue to affect our performance for at least the near term, Patterson's strategy will continue to focus on these key elements. With strong operating cash flow and available credit capacity, we are confident that we will be able to financially support our future growth. We believe that the strategic initiatives that we have implemented in the past several years, as well as those that will be implemented in fiscal 2013 and beyond, will strengthen our operational platform and contribute to future growth. Given these factors, we consider ourselves well positioned to capitalize upon the growth opportunities in the dental, companion animal veterinary and the worldwide rehabilitation supply markets.

Asset Management

The following table summarizes Patterson's days sales outstanding ("DSO") and inventory turnover the past three fiscal years:

	2013	2012	2011
Days sales outstanding [1]	42	45	48
Inventory turnover [2]	7.1	6.7	6.9

(1) Receivables as of April 27, 2013, April 28, 2012 and April 30, 2011 include approximately $9 million, $20 million and $19 million, respectively, of finance contracts received from customers related to certain financing promotions in fiscal 2013, 2012 and 2011. Patterson has sold contracts in fiscal 2013 and expects to sell the contracts held as of April 27, 2013 to outside institutions under an existing agreement during fiscal 2014. If these finance contracts are excluded from the calculation of DSO, the pro forma DSO would be 42, 43 and 46 as of April 27, 2013, April 28, 2012 and April 30, 2011, respectively.

(2) The inventory values used in this calculation are the LIFO inventory values for all inventories except for manufactured inventories and foreign inventories, which are valued using FIFO inventory methods.

Foreign Operations

Foreign sales derive primarily from Patterson Dental and Patterson Medical operations in Canada and from Patterson Medical operations in the U.K., France and Australia. Fluctuations in currency exchange rates have not significantly impacted earnings. However, changes in exchange rates adversely affected net sales in fiscal 2013 and enhanced net sales in fiscal 2012 and 2011. Without foreign currency effects, net sales would have been $5.6 million higher, $6.1 million lower, and $12.4 million lower in fiscal years 2013, 2012 and 2011, respectively. Changes in currency exchange rates are a risk accompanying foreign operations, but this risk is not considered material with respect to our consolidated operations.

Critical Accounting Policies and Estimates

Patterson has adopted various accounting policies to prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Management believes that our policies are conservative and our philosophy is to adopt accounting policies that minimize the risk of adverse events having a material impact on recorded assets and liabilities. However, the preparation of financial statements requires the use of estimates and judgments regarding the realization of assets and the settlement of liabilities based on the information available to management at the time. Changes subsequent to the preparation of the financial statements in economic, technological and competitive conditions may materially impact the recorded values of Patterson's assets and liabilities. Therefore, the users of the financial statements should read all the notes to the Consolidated Financial Statements and be aware that conditions currently unknown to management may develop in the future. This may require a material adjustment to a recorded asset or liability to consistently apply to our significant accounting principles and policies that are discussed in Note 1 to the Consolidated Financial Statements. The financial performance and condition of Patterson may also be materially impacted by transactions and events that we have not previously experienced and for which we have not been required to establish an accounting policy or adopt a generally accepted accounting principle.

Revenue Recognition – Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items. In addition to revenues generated from the distribution of consumable products under conventional arrangements (buy/sell agreements) where the full market value of the product is recorded as revenue, the veterinary segment may earn a small amount of commission income for services provided under agency agreements with certain pharmaceutical manufacturers. The services generally consist of detailing the product and taking the customer's order. The agency agreement contrasts to a buy/sell agreement in that the veterinary segment does not purchase and handle the product or bill and collect from the customer in an agency relationship with a vendor.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point. Commissions under agency agreements are recorded when the services are provided.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. Patterson provides financing for select equipment and software sales. Revenue is recorded at the present value of the finance contract, with discount, if any, and interest income recognized over the life of the finance contract as "other income". See Note 6 to the Consolidated Financial Statements, for more information regarding customer financing.

Other revenue, including freight and delivery charges and technical service parts and labor, is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

The receivables that result from the recognition of revenue are reported net of the related allowances discussed above. Patterson maintains a valuation allowance based upon the expected collectability of receivables held. Estimates are used to determine the valuation allowance and are based on several factors, including historical collection data, economic trends and credit worthiness of customers. Receivables are written off when we determine the amounts to be uncollectible, typically upon customer bankruptcy or non-response to continuous collection efforts. The portions of receivable amounts that are not expected to be collected during the next twelve months are classified as long-term.

Patterson has a relatively large, dispersed customer base and no single customer accounts for more than 1% of consolidated net sales. In addition, the equipment sold to customers under finance contracts generally serves as collateral for the contract and the customer provides a personal guarantee as well.

Patterson Advantage Loyalty Program – Patterson Dental provides a point-based awards program to qualifying customers involving the issuance of "Patterson Advantage Dollars" which can be used toward equipment and technology purchases. The program was initiated on January 1, 2009 and runs on a calendar year schedule. Patterson Advantage Dollars earned during a program year expire one year after the end of the program year. The cost and corresponding liability associated with the program is recognized as contra-revenue in accordance with ASC Topic 605-50, "Revenue Recognition-Customer Payments and Incentives." As of April 28, 2012, we believe we have sufficient experience with the program to reasonably estimate the amount of Patterson Advantage Dollars that will not be redeemed and thus have recorded a liability for 87% of the maximum potential amount that could be redeemed. We use the redemption recognition method, and we recognize the estimated value of unused – Advantage Dollars as redemptions occur. Breakage recognized was immaterial to all periods presented.

Inventory and Reserves – Inventory consists primarily of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. We continually assess the valuation of inventories and reduce the carrying value of those inventories that are obsolete or in excess of forecasted usage to estimated realizable value. Estimates are made of the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements.

Goodwill and Other Indefinite-Lived Intangible Assets – Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

We evaluate goodwill using a qualitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. If we determine that the fair value of the reporting unit may be less than its carrying amount, we evaluate goodwill using a two-step impairment test. Otherwise, we conclude that no impairment is indicated and we do not perform the two-step impairment test.

Goodwill for each reporting unit is evaluated using a two-step impairment test at the reporting unit level. Patterson has three reporting units at April 27, 2013, which are the same as our operating units. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of goodwill impairment loss to be recorded. The determination of fair value involves uncertainties because it requires management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. Patterson conducts impairment testing based on current business strategy in light of present industry and economic conditions, as well as future expectations. Additionally, in assessing goodwill for impairment, the reasonableness of the implied control premium is considered based on market capitalizations and recent market transactions.

Other indefinite-lived intangible assets are assessed for impairment by comparing the carrying value of an asset with its fair value. If the carrying value exceeds fair value, an impairment loss is recognized in an amount equal to the excess. The determination of fair value involves assumptions, including projected revenues and gross profit levels, as well as consideration of any factors that may indicate potential impairment.

In the fourth quarter of fiscal 2013, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Although we believe estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and financial results, including an impairment charge that could be material.

The medical reporting unit was evaluated using the a quantitative assessment for impairment testing. This reporting unit has a higher level of sensitivity to impairment as management currently assesses the various estimates and assumptions used to conduct these tests. A significant reduction in these assumptions from further softening in medical utilizations in the U.S. or more severe austerity measures in the United Kingdom could cause us to recognize a material impairment charge on this reporting unit. At April 27, 2013, the estimated fair value of this reporting unit exceeded its book value by approximately 20%.

Long-Lived Assets – Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. Our definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value.

Income Taxes – We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made and could materially affect our financial results.

To the extent that the provision for income taxes would have increased/decreased by 1 percent of income before taxes, consolidated net income would have decreased/increased $3.2 million in fiscal 2013.

Valuation allowances are established for deferred tax assets if, after assessment of available positive and negative evidence, it is more likely than not that the deferred tax asset will not be fully realized. The valuation allowance reflected in the footnote disclosure relates to net operating loss carryforwards of Mobilis Healthcare Group, which was acquired during Fiscal 2009 and is principally based in the United Kingdom.

Self-insurance – Patterson is self-insured for certain losses related to general liability, product liability, automobile, workers' compensation and medical claims. We estimate our liabilities based upon an analysis of historical data and actuarial estimates. While current estimates are believed reasonable based on information currently available, actual results could differ and affect financial results due to changes in the amount or frequency of claims, medical cost inflation or other factors. Historically, actual results related to these types of claims have not varied significantly from estimated amounts.

Stock-based Compensation – We recognize stock-based compensation based on certain assumptions including inputs within the Black-Scholes Model and estimated forfeitures. These assumptions require subjective judgment and changes in the assumptions can materially affect fair value estimates. Management assesses the assumptions and methodologies used to estimate forfeitures and to calculate estimated fair value of stock-based compensation on a regular basis. Circumstances may change, and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact the fair value determination or estimates of forfeitures. If factors change and we employ different assumptions, the amount of compensation expense associated with stock-based compensation may differ significantly from what was recorded in the current period.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risk consisting of foreign currency rate fluctuations and changes in interest rates.

Patterson is exposed to foreign currency exchange rate fluctuations in its operating statement due to transactions denominated primarily in Canadian Dollars, British Pounds, Euros, Australian Dollars and New Zealand Dollars. Although Patterson is not currently involved with foreign currency hedge contracts, it continually evaluates our foreign currency exchange rate risk and the different mechanisms for use in managing such risk. A hypothetical 10% change in the value of the U.S. dollar in relation to our most significant foreign currency exposures would have reduced fiscal 2013 net sales by approximately $30 million. This amount is not indicative of the hypothetical net earnings impact due to the partially offsetting impact of the currency exchange movements on cost of sales and operating expenses.

Patterson's earnings are also affected by fluctuations in short-term interest rates through the investment of cash balances and the practice of selling fixed rate equipment finance contracts under agreements with both a commercial paper conduit and a bank that provide for pricing based on variable interest rates.

When considering the exposure under the agreements whereby Patterson sells equipment finance contracts to both a commercial paper conduit and bank, Patterson has the ability to select pricing based on interest rates ranging from 30 day LIBOR up to twelve month LIBOR. In addition, the majority of the portfolio of installment contracts generally turns over in less than 48 months, and Patterson can adjust the rate we charge on new customer contracts at any time. Therefore, in times where the interest rate markets are not rapidly increasing or decreasing, the average interest rate in the portfolio generally moves with the interest rate markets and thus would parallel the underlying interest rate movement of the pricing built into the sale agreements. In calculating the gain on the contract sales, we use an interest rate curve that approximates the maturity period of the then-outstanding contracts. If increases in the interest rate markets occur, the average interest rate in our contract portfolio may not increase at the same rate, resulting in a reduction of gain on the contracts sales as compared to the gain that would be realized if the average interest rate in our portfolio were to increase at a more similar rate to the interest rate markets.

Patterson estimates that if interest rates changed by 10% during the year, the annual impact would have been less than $1 million to earnings before income taxes.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited Patterson Companies, Inc.'s internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Patterson Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing in Item 9A, *Controls and Procedures*, of this Annual Report on Form 10-K. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Patterson Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patterson Companies, Inc. as of April 27, 2013 and April 28, 2012, and the related consolidated statements of income and other comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 27, 2013, and our report dated June 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited the accompanying consolidated balance sheets of Patterson Companies, Inc. as of April 27, 2013 and April 28, 2012, and the related consolidated statements of income and other comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 27, 2013. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patterson Companies, Inc. at April 27, 2013 and April 28, 2012, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended April 27, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patterson Companies, Inc.'s internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 26, 2013

PATTERSON COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	April 27, 2013	April 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 505,228	$ 573,781
Receivables, net of allowance for doubtful accounts of $5,808 and $7,831 at April 27, 2013 and April 28, 2012, respectively	448,158	464,869
Inventory	360,563	319,952
Prepaid expenses and other current assets	47,387	44,911
Total current assets	1,361,336	1,403,513
Property and equipment, net	192,020	195,465
Long-term receivables, net	85,427	92,049
Goodwill	823,740	810,252
Identifiable intangibles, net	196,656	212,557
Other	22,599	25,532
Total assets	$ 2,681,778	$ 2,739,368
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 249,795	$ 207,915
Accrued payroll expense	70,687	66,386
Other accrued expense	128,037	130,347
Current maturities of long-term debt	—	125,000
Total current liabilities	448,519	529,648
Long-term debt	725,000	725,000
Deferred income taxes	93,329	81,856
Other	20,475	27,662
Total liabilities	1,287,323	1,364,166
Stockholders' equity:		
Common Stock, $.01 par value: Authorized shares – 600,000 Issued and outstanding shares – 105,570 and 109,920 at April 27, 2013, and April 28, 2012, respectively	1,056	1,099
Additional paid-in capital	—	—
Accumulated other comprehensive income	25,165	32,455
Retained earnings	1,463,358	1,456,233
Unearned ESOP shares	(95,124)	(114,585)
Total stockholders' equity	1,394,455	1,375,202
Total liabilities and stockholders' equity	$ 2,681,778	$ 2,739,368

See accompanying notes

PATTERSON COMPANIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
AND OTHER COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	Twelve Months Ended		
	April 27, 2013	April 28, 2012	April 30, 2011
Net sales	$ 3,637,212	$ 3,535,661	$ 3,415,670
Cost of sales	2,446,443	2,373,147	2,271,445
Gross profit	1,190,769	1,162,514	1,144,225
Operating expenses	836,314	804,505	768,217
Operating income	354,455	358,009	376,008
Other income and expense:			
Other income, net	3,059	2,146	5,719
Interest expense	(36,397)	(30,343)	(25,840)
Income before taxes	321,117	329,812	355,887
Income taxes	110,845	116,997	130,502
Net income	$ 210,272	$ 212,815	$ 225,385
Earnings per share:			
Basic	$ 2.04	$ 1.93	$ 1.91
Diluted	$ 2.03	$ 1.92	$ 1.89
Shares:			
Basic	103,030	110,121	118,290
Diluted	103,807	110,846	119,066
Dividends declared per common share	$ 0.58	$ 0.50	$ 0.42
Comprehensive income			
Net income	$ 210,272	$ 212,815	$ 225,385
Foreign currency translation (loss) gain	(7,132)	(9,372)	18,782
Cash flow hedge	(158)	(123)	(123)
Comprehensive income	$ 202,982	$ 203,320	$ 244,044

See accompanying notes

PATTERSON COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Unearned ESOP Shares	Total
	Number	Amount					
Balance at April 24, 2010	123,437,066	$ 1,234	$ 41,703	$ 23,291	$ 1,493,885	$ (118,602)	$1,441,511
Foreign currency translation	—	—	—	18,782	—	—	18,782
Cash flow hedge	—	—	—	(123)	—	—	(123)
Net income	—	—	—	—	225,385	—	225,385
Comprehensive income							244,044
Dividends declared	—	—	—	—	(50,022)	—	(50,022)
Common stock issued and related tax benefits	920,158	9	9,993	—	—	—	10,002
Repurchase of common stock	(3,257,374)	(32)	(62,177)	—	(36,751)	—	(98,960)
Stock-based compensation	—	—	10,481	—	—	—	10,481
ESOP activity	—	—	—	—	—	3,484	3,484
Balance at April 30, 2011	121,099,850	1,211	—	41,950	1,632,497	(115,118)	1,560,540
Foreign currency translation	—	—	—	(9,372)	—	—	(9,372)
Cash flow hedge	—	—	—	(123)	—	—	(123)
Net income	—	—	—	—	212,815	—	212,815
Comprehensive income							203,320
Dividends declared	—	—	—	—	(55,319)	—	(55,319)
Common stock issued and related tax benefits	778,856	8	14,552	—	—	—	14,560
Repurchase of common stock	(11,954,257)	(120)	(27,167)	—	(333,760)	—	(361,047)
Stock-based compensation	—	—	12,615	—	—	—	12,615
ESOP activity	—	—	—	—	—	533	533
Balance at April 28, 2012	109,924,449	1,099	—	32,455	1,456,233	(114,585)	1,375,202
Foreign currency translation	—	—	—	(7,132)	—	—	(7,132)
Cash flow hedge	—	—	—	(158)	—	—	(158)
Net income	—	—	—	—	210,272	—	210,272
							—
Comprehensive income							202,982
Dividends declared	—	—	—	—	(57,384)	—	(57,384)
Common stock issued and related tax benefits	869,580	9	21,316	—	—	—	21,325
Repurchase of common stock	(5,224,017)	(52)	(35,941)	—	(145,763)	—	(181,756)
Stock-based compensation	—	—	14,625	—	—	—	14,625
ESOP activity	—	—	—	—	—	19,461	19,461
Balance at April 27, 2013	105,570,012	$ 1,056	$ —	$ 25,165	$ 1,463,358	$ (95,124)	$1,394,455

See accompanying notes

PATTERSON COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal Year Ended		
	April 27, 2013	April 28, 2012	April 30, 2011
Operating activities:			
Net income	$ 210,272	$ 212,815	$ 225,385
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	25,720	25,254	24,613
Amortization	20,282	16,955	16,726
Bad debt expense	1,119	2,445	3,409
Stock-based compensation	14,625	12,615	10,481
Excess tax benefits from stock-based compensation	(2,487)	(1,371)	(1,276)
ESOP compensation	20,577	756	2,113
Deferred income taxes	7,049	89	17,170
Change in assets and liabilities net of acquired:			
Decrease in receivables	17,226	468	3,784
Decrease (increase) in inventory	(39,096)	16,859	(26,639)
(Decrease) increase in accounts payable	41,347	(6,847)	9,664
(Decrease) increase in accrued liabilities	(21,767)	37,948	(5,754)
Decrease (increase) in long-term receivables	27	(1,766)	(15,212)
Other changes from operating activities, net	4,301	4,938	(1,852)
Net cash provided by operating activities	299,195	321,158	262,612
Investing activities:			
Additions to property and equipment, net of acquisitions	(21,983)	(29,650)	(36,822)
Acquisitions and equity investments, net of cash	(14,650)	(22,620)	(52,187)
Other investing activities	6,595	—	—
Net cash used in investing activities	(30,038)	(52,270)	(89,009)
Financing activities:			
Dividends paid	(43,767)	(54,741)	(49,992)
Repurchases of common stock	(179,525)	(362,379)	(97,153)
ESOP activity	1,576	931	707
Common stock issued, net	13,131	13,621	11,940
Retirement of long term debt	(125,000)		
Debt issuance cost		(1,862)	
Proceeds from issuance of long-term debt	—	325,000	—
Excess tax benefits from stock-based compensation	2,487	1,371	1,276
Net cash used in financing activities	(331,098)	(78,059)	(133,222)
Effect of exchange rate changes on cash	(6,612)	(5,713)	7,693
Net (decrease) increase in cash and cash equivalents	(68,553)	185,116	48,074
Cash and cash equivalents at beginning of period	573,781	388,665	340,591
Cash and cash equivalents at end of period	$ 505,228	$ 573,781	$ 388,665
Supplemental disclosures:			
Income taxes paid	$ 124,146	$ 81,959	$ 112,840
Interest paid	35,965	24,868	24,703
Repurchases of common stock with liability due to broker	2,707	475	1,807

See accompanying notes

PATTERSON COMPANIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 27, 2013
(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Patterson Companies, Inc., (referred to herein as "Patterson" or in the first person notations "we," "our," and "us") is a value-added distributor serving the dental, companion animal veterinarian and rehabilitation supply markets. Patterson Companies has three reportable segments: dental supply, veterinary supply and rehabilitation supply.

Basis of Presentation

The consolidated financial statements include the accounts of our wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. The respective assets of PDC Funding Company, LLC and PDC Funding Company II, LLC, would be available first and foremost to satisfy the claims of their respective creditors. There are no known creditors of PDC Funding Company, LLC or PDC Funding Company II, LLC.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Fiscal Year End

We utilize a fifty-two, fifty-three week fiscal year ending on the last Saturday in April. Accordingly, fiscal year 2011 included fifty-three weeks and fiscal years 2013 and 2012 included fifty-two weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and government securities. The maturity of these securities at the time of purchase is 90 days or less. All cash and cash equivalents are classified as available-for-sale and carried at fair value, which approximates cost.

Inventory

Inventory consists of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. Inventories valued at LIFO represent 83% and 81% of total inventories at April 27, 2013 and April 28, 2012, respectively.

The accumulated LIFO reserve was $70,415 at April 27, 2013 and $66,808 at April 28, 2012. We believe that inventory replacement cost exceeds the inventory balance by an amount approximating the LIFO reserve.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over estimated useful lives of up to 39 years for buildings or the expected remaining life of purchased buildings, the term of the lease for leasehold improvements, 3 years for laptops, 5 years for data processing equipment, and 5 to 10 years for office furniture and equipment.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. We have three reporting units as of April 27, 2013, which are the same as our operating units. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

We evaluate goodwill using a qualitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. If we determine that the fair value of the reporting unit may be less than its carrying amount, we evaluate goodwill using a two-step impairment test. Otherwise, we conclude that no impairment is indicated and we do not perform the two-step impairment test.

If the qualitative assessment concludes that the two-step impairment test is necessary we first compare the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of goodwill impairment loss to be recorded. The determination of fair value involves uncertainties because it requires management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. Additionally, in assessing goodwill for impairment, we consider the reasonableness of the implied control premium based on market capitalizations and recent market transactions.

We evaluate certain indefinite-lived intangibles using a qualitative assessment to determine whether it is more likely than not that the fair value of the other indefinite-lived intangible assets is less than its carrying amount. If we determine that the fair value may be less than its carrying amount, we compare the carrying value of the asset with its fair value. If the carrying value exceeds fair value, an impairment loss is recognized in an amount equal to the excess. Otherwise, we conclude that no impairment is indicated and we do not perform the quantitative test. The determination of fair value involves assumptions, including projected revenues and gross profit levels, as well as consideration of any factors that may indicate potential impairment.

In the fourth quarter of fiscal 2013, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Although we believe our estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and our financial results, including an impairment charge that could be material. See Note 3 for additional information about goodwill and intangible assets.

Long-Lived Assets

Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. Our definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value.

Financial Instruments

We account for derivative financial instruments under the provisions of Accounting Standard Codification Topic 815, "Derivatives and Hedging." Our use of derivative financial instruments is generally limited to managing well-defined interest rate risks. Patterson does not use financial instruments or derivatives for any trading purposes.

Revenue Recognition

Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items. In addition to revenues generated from the distribution of consumable products under conventional arrangements (buy/sell agreements) where the full market value of the product is recorded as revenue, the veterinary segment may earn a small amount of commission income for services provided under agency agreements with certain pharmaceutical manufacturers. The services generally consist of detailing the product and taking the customer's order. The agency agreement contrasts to a buy/sell agreement in that the veterinary segment does not purchase and handle the product or bill and collect from the customer in an agency relationship with a vendor.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point. Commissions under agency agreements are recorded when the services are provided.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. Patterson provides financing for select equipment and software sales. Revenue is recorded at the present value of the finance contract, with discount, if any, and interest income recognized over the life of the finance contract as "other income". See Note 5 to the Consolidated Financial Statements, for more information regarding customer financing.

Other revenue, including freight and delivery charges and technical service parts and labor, is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

The receivables that result from the recognition of revenue are reported net of the related allowances discussed above. Patterson maintains a valuation allowance based upon the expected collectability of receivables held. Estimates are used to determine the valuation allowance and are based on several factors, including historical collection data, economic trends and credit worthiness of customers. Receivables are written off when we determine the amounts to be uncollectible, typically upon customer bankruptcy or non-response to continuous collection efforts. The portions of receivable amounts that are not expected to be collected during the next twelve months are classified as long-term.

Patterson has a relatively large, dispersed customer base and no single customer accounts for more than 1% of consolidated net sales. In addition, the equipment sold to customers under finance contracts generally serves as collateral for the contract and the customer provides a personal guarantee as well.

Patterson Advantage Loyalty Program

The Dental segment provides a point-based awards program to qualifying customers involving the issuance of "Patterson Advantage Dollars" which can be used toward equipment and technology purchases. The program was initiated on January 1, 2009 and runs on a calendar year schedule. Patterson Advantage Dollars earned during a program year expire one year after the end of the program year. The cost and corresponding liability associated with the program are recognized as contra-revenue in accordance with ASC Topic 605-50, "Revenue Recognition-Customer Payments and Incentives." As of April 27, 2013, we believe we have sufficient experience with the program to reasonably estimate the amount of Patterson Advantage Dollars that will not be redeemed and thus have recorded a liability for 87% of the maximum potential amount that could be redeemed. We use the redemption recognition method and we recognize the estimated value of unused Advantage Dollars as a percentage of Patterson Advantage Dollars earned. Breakage recognized was immaterial to all periods presented.

Freight and Delivery Charges

Freight and delivery charges are included in "cost of sales".

Advertising

We expense all advertising and promotional costs as incurred, except for direct marketing expenses, which are expensed over the shorter of the life of the asset or one year. Total advertising and promotional expenses were $19,721, $18,811 and $20,630 for fiscal years 2013, 2012 and 2011, respectively. Deferred direct-marketing expenses included in prepaid and other current assets on the consolidated balance sheet as of April 27, 2013, and April 28, 2012 were $1,845 and $3,312, respectively.

Income Taxes

The liability method is used to account for income tax expense. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Valuation allowances are established for deferred tax assets if, after assessment of available positive and negative evidence, it is more likely than not that the deferred tax asset will not be fully realized.

Employee Stock Ownership Plan (ESOP)

Compensation expense related to our defined contribution ESOP is computed based on the shares allocated method.

Self-insurance

Patterson is self-insured for certain losses related to general liability, product liability, automobile, workers' compensation and medical claims. We estimate our liabilities based upon an analysis of historical data and actuarial estimates. While current estimates are believed reasonable based on information currently available, actual results could differ and affect financial results due to changes in the amount or frequency of claims, medical cost inflation or other factors. Historically, actual results related to these types of claims have not varied significantly from estimated amounts.

Stock-based Compensation

We recognize stock-based compensation expense based on the grant-date fair value of awards estimated in accordance with ASC Topic 718, "Stock Compensation".

Comprehensive Income

Comprehensive income is computed as net income plus certain other items that are recorded directly to stockholders' equity. The only significant item included in comprehensive income is foreign currency translation adjustments. Foreign currency translation adjustments do not include a provision for income tax because earnings from foreign operations are considered to be indefinitely reinvested outside the U.S.

Earnings Per Share

The amount of basic earnings per share is computed by dividing net income by the weighted average number of outstanding common shares during the period. The amount of diluted earnings per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents, when dilutive, during the period.

The following table sets forth the denominator for the computation of basic and diluted earnings per share. There were no material adjustments to the numerator.

	Fiscal Year		
	2013	2012	2011
		(in thousands)	
Denominator:			
Denominator for basic earnings per share – weighted average shares	103,030	110,121	118,290
Effect of dilutive securities – stock options, restricted stock and stock purchase plans	777	725	776
Denominator for diluted earnings per share – adjusted weighted average shares	103,807	110,846	119,066

Options to purchase 362, 520 and 559 shares of common stock during fiscal years 2013, 2012 and 2011, respectively, were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive. Unvested restricted stock awards outstanding which were excluded from the calculation of diluted earnings per share during fiscal years 2013, 2012 and 2011 were 0, 140 and 173, respectively, because the effect would have been anti-dilutive.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. Under this standard, entities will be required to disclose additional information with respect to changes in accumulated other comprehensive income (AOCI) balances by component and significant items reclassified out of AOCI. Expanded disclosures for presentation of changes in AOCI involve disaggregating the total change of each component of other comprehensive income as well as presenting separately for each such component the portion of the change in AOCI related to (1) amounts reclassified into income and (2) current-period other comprehensive income. Additionally, for amounts reclassified into income, disclosure in one location would be required, based upon each specific AOCI component, of the amounts impacting individual income statement line items. Disclosure of the income statement line item impacts will be required only for components of AOCI reclassified into income in their entirety. Therefore, disclosure of the income statement line items affected by AOCI components such as net periodic benefit costs would not be included. The disclosures required with respect to income statement line item impacts would be made in either the notes to the consolidated financial statements or parenthetically on the face of the financial statements. For Patterson, this ASU was effective beginning January 27, 2013. Because this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on our consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* Under this standard, entities testing long-lived intangible assets for impairment now have an option of performing a qualitative assessment to determine whether further impairment testing is necessary. If an entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more-likely-than-not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. For Patterson, this ASU is effective beginning April 28, 2013. The adoption of this standard will not have a material impact on Patterson's consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU 2011-11, "*Disclosures about Offsetting Assets and Liabilities*." ASU 2011-11 enhances disclosures surrounding offsetting (netting) assets and liabilities. The standard applies to financial instruments and derivatives and requires companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to a master netting arrangement. ASU No. 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on Patterson's consolidated results of operations or financial condition.

In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"). Under ASU 2011-08, entities testing goodwill for impairment now have the option to perform a qualitative assessment before having to calculate the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than-not less than the carrying amount, the existing quantitative impairment test is not required. Otherwise, no further impairment testing is required. This update is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this standard did not have a material impact on Patterson's consolidated results of operations or financial condition.

2. Cash and cash equivalents

At April 27, 2013 and April 28, 2012, cash and cash equivalents consisted of the following:

	April 27, 2013	April 28, 2012
Cash on hand	$ 222,609	$ 251,849
Money market funds	282,619	321,932
Total	$ 505,228	$ 573,781

Cash on hand is generally in interest earning accounts.

3. Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill for each of our reportable segments for the fiscal year ended April 27, 2013 are as follows:

	Balance at April 28, 2012	Acquisition Activity	Other Activity	Balance at April 27, 2013
Dental supply	$ 132,677	$ 5,190	$ —	$ 137,867
Rehabilitation supply	543,131	—	5,889	549,020
Veterinary supply	134,444	2,250	159	136,853
Total	$ 810,252	$ 7,440	$ 6,048	$ 823,740

The increase in the acquisition activity column during the twelve-month period ended April 27, 2013 primarily reflects the preliminary purchase price allocation for the Dental segment acquisition of Iowa Dental Supply and the Veterinary segment acquisition of American Veterinary Supply Corporation, which were acquired in fiscal 2013. The other activity column is comprised primarily of earn-out payments made related to acquisitions completed prior to the adoption of the guidance in ASC 805 and foreign currency translation.

Other intangible assets acquired in the acquisitions in fiscal 2013 had a fair value of approximately $4,910 and a weighted average useful life of 10 years.

Balances of other intangible assets excluding goodwill are as follows:

	April 27, 2013	April 28, 2012
Unamortized – indefinite lived:		
Copyrights, trade names and trademarks	$ 76,464	$ 76,464
Amortized:		
Distribution agreement, customer lists and other	235,781	231,739
Less: Accumulated amortization	(115,589)	(95,646)
Net amortized intangible assets	120,192	136,093
Total identifiable intangible assets, net	$ 196,656	$ 212,557

In 2006, we extended our exclusive North American distribution agreement with Sirona Dental Systems GmbH ("Sirona") for Sirona's CEREC dental restorative system. We paid a $100,000 distribution fee to extend the agreement for a 10-year period that began in October 2007, which is included in identifiable intangibles, net in the consolidated balance sheet. The amortization of the distribution agreement fee is recorded over the 10-year period based on estimates of the pattern in which the economic benefits of the fee are expected to be realized, consisting primarily of revenues generated from the sale of CEREC dental restorative systems.

Amortization expense in any year may differ significantly from other years. In early fiscal 2013, we expanded our exclusive distribution relationship with Sirona to add SIRONA imaging products to our exclusive offerings, as well as add mechanisms to adjust the exclusivity term depending on performance. No additional monies were exchanged as part of this expanded relationship. This is not a "take-or-pay" contract.

With respect to the amortized intangible assets, future amortization expense is expected to approximate $22,847, $23,664, $24,609, $24,978, $11,460 for fiscal years 2014, 2015, 2016, 2017 and 2018, respectively. The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, actual revenues generated from the sale of CEREC dental restorative systems, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets and other events.

4. Acquisitions and Equity Investments

We completed smaller acquisitions during fiscal years 2013, 2012 and 2011. The operating results of each of these acquisitions are included in our consolidated statements of income from the date of each acquisition. Pro forma results of operations and details of the purchase price allocations have not been presented for these acquisitions since the effects of these business acquisitions were not material either individually or in the aggregate. A listing of acquisitions completed during the periods covered by these financial statements is presented below. We acquired 100% of all companies listed below:

Entity	Segment
Fiscal 2013:	
Iowa Dental Supply	Dental supply
Universal Vaporizer Support	Veterinary supply
Fiscal 2012:	
American Veterinarian Supply Corp.	Veterinary supply
Surgical Synergies Pty Ltd.	Rehabilitation supply
Orthoplast	Rehabilitation supply
Fiscal 2011:	
DCC Healthcare	Rehabilitation supply
ePet Records LLC	Veterinary supply

5. Property and Equipment

Property and equipment consisted of the following items:

	April 27, 2013	April 28, 2012
Land	$ 14,811	$ 15,578
Buildings	127,364	130,009
Leasehold improvements	16,751	15,058
Furniture and equipment	139,261	139,506
Data processing equipment	98,117	87,780
Construction-in-progress	5,594	3,385
	401,898	391,316
Accumulated depreciation	(209,878)	(195,851)
Property and equipment, net	$ 192,020	$ 195,465

6. Customer Financing

As a convenience to our customers, we offer several different financing alternatives including both our Company-sponsored program and a third party program. For the third party program, we act as a facilitator between the customer and the third party financing entity with no on-going involvement in the financing transaction. Under our sponsored program, equipment purchased by customers with strong credit may be financed up to a maximum of $400 for any one customer. We generally sell the customers' financing contracts to outside financial institutions in the normal course of our business. Patterson currently has two arrangements under which we sell these contracts.

Patterson operated under an agreement to sell a portion of our equipment finance contracts to commercial paper conduits with The Bank of Tokyo-Mitsubishi UFJ, Ltd. serving as the agent. We utilize a special purpose entity ("SPE"), PDC Funding, a consolidated, wholly owned subsidiary to fulfill a requirement of participating in the commercial paper conduit. We receive approximately 85% of the principal amounts of the contracts upon sale. The remaining 15% of the proceeds are held by the conduit as security against the eventual performance of the portfolio. The capacity under the agreement at April 27, 2013 was $500,000.

Patterson also maintains an agreement with Fifth Third Bank whereby the bank purchases customers' financing contracts. Patterson has established another SPE, PDC Funding II, as a consolidated, wholly owned subsidiary, which sells financing contracts to the bank. We receive approximately 82% of the principal amounts of the contracts upon sale. The remaining 18% of the proceeds is held by the conduit as security against the eventual performance of the portfolio. The capacity under the agreement at April 27, 2013 was $75,000.

The portion of the purchase price for the receivables held by the conduits is a deferred purchase price receivable, which is paid to the SPE as payments on the receivables are collected from customers. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction. The Company values the deferred purchase price receivable based on a discounted cash flow analysis using unobservable inputs (i.e. level 3 inputs), which include a forward yield curve, the estimated timing of payments and the credit quality of the underlying creditor. Significant increases in any of the significant unobservable inputs in isolation would not result in a materially lower fair value estimate. The interrelationship between these inputs is insignificant.

These financing arrangements are accounted for as a sale of assets under the provisions of ASC Topic No. 860, *Transfers and Servicing*. During fiscal 2013, 2012 and 2011, we sold approximately $283,175, $287,627 and $296,403, respectively, of contracts under these arrangements. Patterson retains servicing responsibilities under both agreements, for which we are paid a servicing fee. The servicing fees received by Patterson are considered adequate compensation for services rendered. Accordingly, no servicing asset or liability has been recorded. The agreements require us to maintain a minimum current ratio and maximum leverage ratio. Patterson was in compliance with the covenants at April 27, 2013.

Included in current receivables in the consolidated balance sheets are approximately $64,272, net of unearned income of $1,586, and $81,822, net of unearned income of $7,396, as of April 27, 2013 and April 28, 2012, respectively, of finance contracts not yet sold by Patterson. A total of $491,717 of finance contracts receivable sold under the agreements was outstanding at April 27, 2013. The deferred purchase price under the arrangements was approximately $72,328 and $78,923 as of April 27, 2013 and April 28, 2012, respectively. Since the internal financing program began in 1994, bad debt write-offs have amounted to less than one-percent of the loans originated.

7. Long-Term Debt

Expected future minimum principal payments under our debt obligations are as follows: $250,000 in fiscal 2015, $150,000 in fiscal 2018, $60,000 in fiscal 2019 and $265,000 in years thereafter.

In March 2008, Patterson issued fixed-rate senior notes with an aggregate principal amount of $450,000, consisting of (i) $50,000 4.63% senior notes, paid in fiscal 2013; (ii) $250,000 5.17% senior notes, due fiscal 2015; and (iii) $150,000 5.75% senior notes, due fiscal 2018.

Also in March 2008, we entered into a term loan agreement with a group of banks in the principal amount of $75,000, which was paid in fiscal 2013. The term loan did bear interest at a floating rate based on LIBOR plus a spread that ranged from 0.50% to 1.25% based on our leverage ratio, as defined in the agreement. During the years ended April 27, 2013 and April 28, 2012, the weighted average interest rate of this term loan was 1.74% and 1.20%, respectively.

In December 2011, we issued fixed-rate senior notes with an aggregate principal amount of $325,000, consisting of (i) $60,000 2.95% senior notes, due fiscal 2019; (ii) $165,000 3.59% senior notes, due fiscal 2022; and (iii) $100,000 3.74% senior notes, due fiscal 2024.

A portion of the proceeds from the issuance of debt in December 2011 was used to repurchase shares of our common stock and to repay borrowings under our revolving line of credit. The remaining proceeds are intended to be used for general corporate purposes. Debt issuance costs associated with the issuance of debt in March 2008 of $1,800 and in December 2011 of $1,800 are being amortized to interest expense over the life of the related debt.

In addition, in March 2008 we entered into two forward starting interest rate swap agreements, each with notional amounts of $100,000 and accounted for as cash flow hedges, to hedge interest rate fluctuations in anticipation of the issuance of the 5.17% senior notes due fiscal 2015 and the 5.75% senior notes due fiscal 2018, respectively. Upon issuance of the hedged debt, Patterson settled the forward starting interest rate swap agreements and recorded a $1,000 increase, net of income taxes, to other comprehensive income, which is being amortized against interest expense over the life of the related debt. The pre-tax amount reclassified into earnings during fiscal years 2013, 2012 and 2011 was $200. The amount expected to be reclassified into earnings during fiscal 2014 is also expected to be $200.

Patterson has available a $300,000 revolving credit facility through December 2016. Interest on borrowings is based on LIBOR plus a spread which can range from 1.125% to 1.875%. This spread as well as a commitment fee on the unused portion of the facility are based on our leverage ratio, as defined in the agreement. There were no outstanding borrowings under the facility at April 27, 2013 or April 28, 2012.

The debt agreements contain various financial covenants including certain leverage and interest coverage ratios as defined in the agreements. Patterson met the financial and nonfinancial covenants under the debt agreements as of April 27, 2013.

Patterson's debt consists of the following:

	April 27, 2013	April 28, 2012
4.63% senior notes due fiscal 2013	$ —	$ 50,000
5.17% senior notes due fiscal 2015	250,000	250,000
5.75% senior notes due fiscal 2018	150,000	150,000
2.95% senior notes due fiscal 2019	60,000	60,000
3.59% senior notes due fiscal 2022	165,000	165,000
3.74% senior notes due fiscal 2024	100,000	100,000
Variable rate (LIBOR plus 1.25%) term loan due fiscal 2013	—	75,000
Total debt	725,000	850,000
Less: current debt obligations	—	125,000
Long-term debt	$ 725,000	$ 725,000

8. Derivative Financial Instruments

Patterson is a party to certain offsetting and identical interest rate cap agreements. These cap agreements are not designated for hedge accounting treatment and were entered into to fulfill certain covenants of a sale agreement between a commercial paper conduit managed by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and PDC Funding. On December 2, 2012, this agreement was amended on terms consistent with the expiring agreement. These agreements are structured to expire at the end of a 364-day term, so, effectively, they are amended annually. The cap agreements provide a credit enhancement feature for the financing contracts sold by PDC Funding to the commercial paper conduit and replace a minimum interest rate margin previously required under the sale agreement.

The cap agreements are cancelled and new agreements entered into periodically to maintain consistency with the dollar maximum of the sale agreements and the maturity of the underlying financing contracts. As of April 27, 2013, PDC Funding had purchased an interest rate cap from a bank with notional amount of $500,000 and maturity date of December 2019. Patterson Companies, Inc. sold an identical interest rate cap to the same bank.

Similar to the above agreements, PDC Funding II and Patterson Companies, Inc. have entered into offsetting and identical interest rate swap agreements with a notional amount of $75,000. During the second quarter of 2013, these agreements were terminated and replaced with offsetting and identical interest rate cap agreements. As of April 27, 2013 these agreements had notional amounts of $75,000 and maturity dates of July 2020.

In addition to the identical purchased and sold interest rate contracts described above, in May 2012, we entered into two interest rate swap agreements with banks to economically hedge the interest rate risk associated with our finance contracts.

Our interest rate contracts do not qualify for hedge accounting treatment, and, accordingly, we record the fair value of the agreements as an asset or liability, and the change in any period as income or expense during the period in which the change occurs.

In the first quarter of fiscal 2011, we entered into a foreign currency forward contract that was settled in the same quarter. This contract served as an economic hedge and was not designated as a hedge for accounting purposes. The total gain on the contract was $100.

In the second quarter of fiscal 2011, we entered into a foreign currency forward contract that served to manage foreign exchange risk on a short-term intercompany loan. The forward contract and intercompany loan were both settled during the quarter. The loss on the contract was $2,000 that effectively was offset by the gain on the intercompany loan.

The following presents the fair value of interest rate contracts included in the consolidated balance sheets:

	Assets			Liabilities		
		Fair Value			Fair Value	
Derivative type	Classification	April 27, 2013	April 28, 2012	Classification	April 27, 2013	April 28, 2012
Interest rate contracts	Other noncurrent assets	$ 486	$ 245	Other noncurrent liabilities	$ 509	$ 245

The following presents the effect of interest rate and foreign currency contracts on the consolidated statements of income:

		Gain (loss) recognized on derivative		
		Fiscal Year		
Derivative type	Classification of gain (loss) recognized on derivative	2013	2012	2011
Interest rate contracts	Other income (expense), net	$ 78	$ 2	(40)
Foreign currency contracts	Other income (expense), net	$ 0.0	$ 0.0	($ 1.9)

9. Fair Value Measurements

Fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. The fair value hierarchy of measurements is categorized into one of three levels based on the lowest level of significant input used:

Level 1 – Quoted prices in active markets for identical assets and liabilities at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs for which there is little or no market data available. These inputs reflect management's assumptions of what market participants would use in pricing the asset or liability.

Our hierarchy for assets and liabilities measured at fair value on a recurring basis as of April 27, 2013 is as follows:

	Total	**Quoted Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Cash equivlanets	$ 282,619	$ 282,619	$ —	$ —
Derivative instruments	486	—	486	—
Total assets	$ 283,105	$ 282,619	$ 486	$ —
Liabilities:				
Derivative instruments	$ 509	$ —	$ 509	$ —

Our hierarchy for assets and liabilities measured at fair value on a recurring basis as of April 28, 2012 is as follows:

	Total	**Quoted Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Cash equivalents	$ 321,932	$ 321,932	$ —	$ —
Derivative instruments	245	—	245	—
Total assets	$ 322,177	$ 321,932	$ 245	$ —
Liabilities:				
Derivative instruments	$ 245	$ —	$ 245	$ —

Cash equivalents – We value cash equivalents at their current market rates. The carrying value of cash equivalents approximates fair value and maturities are less than three months.

Derivative instruments – Patterson's derivative instruments consist of interest rate contracts. These instruments are valued using inputs such as interest rates and credit spreads.

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments under certain circumstances, such as when there is evidence of impairment. There were no fair value adjustments to such assets in fiscal years 2013, 2012 and 2011.

Patterson's debt is not measured at fair value in the consolidated balance sheets. The estimated fair value of our debt as of April 27, 2013 and April 28, 2012 was $774,606 and $869,700, respectively. The fair value of debt was measured using a discounted cash flow analysis based on expected market based yields. These are considered to be Level 2 inputs under the fair value measurements and disclosure guidance.

The carrying amounts of receivables, net of allowances, accounts payable, and certain accrued and other current liabilities approximated fair value at April 27, 2013 and April 28, 2012.

10. Lease Commitments

Patterson leases facilities for its branch office locations, a few small distribution facilities, and certain equipment. These leases are accounted for as operating leases. Future minimum rental payments under non-cancelable operating leases are as follows at April 27, 2013:

2014	$ 18,077
2015	17,326
2016	15,017
2017	12,767
2018	9,670
Thereafter	14,634
Total minimum payments required	$ 87,491

Rent expense was $22,016, $20,819 and $20,459 for the years ended April 27, 2013, April 28, 2012 and April 30, 2011, respectively.

11. Income Taxes

Significant components of the provision for income taxes are as follows:

	Fiscal Year		
	2013	2012	2011
Current:			
Federal	$ 80,290	$ 89,612	$ 87,315
Foreign	13,471	16,726	14,548
State	10,035	10,570	11,469
Total current	103,796	116,908	113,332
Deferred:			
Federal	6,667	872	14,938
Foreign	(963)	(895)	310
State	1,345	112	1,922
Total deferred	7,049	89	17,170
Provision for income taxes	$ 110,845	$ 116,997	$ 130,502

Deferred tax assets and liabilities are included in "prepaid expenses" and "other current assets" and in "non-current liabilities" on the balance sheet. Significant components of Patterson's deferred tax assets (liabilities) as of April 27, 2013 and April 28, 2012 are as follows:

	2013	2012
Deferred current income tax asset (liability):		
Capital accumulation plan	$ 5,540	$ 4,045
Inventory related items	8,170	5,600
Bad debt allowance	2,092	2,022
LIFO reserve	(15,901)	(12,773)
Other	17,075	14,068
Deferred net current income tax asset	16,976	12,962
Deferred long-term income tax (liability) asset:		
Amortizable intangibles	(27,934)	(29,142)
Goodwill	(62,911)	(56,026)
Property, plant, equipment	(5,390)	(3,901)
Stock based compensation expense	9,603	7,897
Net operating loss carryforwards	8,070	7,656
Other	(10,290)	(3,568)
	(88,852)	(77,084)
Valuation allowance	(4,477)	(4,772)
Deferred net long-term income tax liability	(93,329)	(81,856)
Net deferred income tax liability	$ (76,353)	$ (68,894)

At April 27, 2013, we had foreign net operating loss carryforwards ("NOLs") of $33,462, the majority of which are attributable to companies outside the U.S. that were acquired in prior years. A valuation allowance has been recorded for a portion of the $8,070 of deferred tax asset resulting from these NOLs because we believe that it is more likely than not that the losses will not be fully utilized due to uncertainties relating to future taxable income from the acquired companies.

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that we intend to permanently invest or that may be remitted substantially tax-free. The total undistributed earnings that would be subject to federal income tax if remitted under existing law are approximately $252,261 as of April 27, 2013. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. If a future distribution of these earnings is made, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Income tax expense varies from the amount computed using the U.S. statutory rate. The reasons for this difference and the related tax effects are shown below:

	Fiscal Year		
	2013	2012	2011
Tax at U.S. statutory rate	$ 112,391	$ 115,434	$ 124,561
State tax provision, net of federal benefit	8,322	7,277	8,950
Effect of foreign taxes	(4,603)	(3,944)	(1,742)
Other	(5,265)	(1,770)	(1,267)
	$ 110,845	$ 116,997	$ 130,502

We have accounted for the uncertainty in income taxes recognized in the financial statements in accordance with ASC Topic 740, "Income Taxes". This standard clarifies the separate identification and reporting of estimated amounts that could be assessed upon audit. The potential assessments are considered unrecognized tax benefits, because, if it is ultimately determined they are unnecessary, the reversal of these previously recorded amounts will result in a beneficial impact to our financial statements.

As of April 27, 2013 and April 28 2012, Patterson's gross unrecognized tax benefits were $19,155 and $18,099, respectively. If determined to be unnecessary, these amounts (net of deferred tax assets of $4,735 and $5,037, respectively, related to the tax deductibility of the gross liabilities) would decrease our effective tax rate. The gross unrecognized tax benefits are included in other long-term liabilities on the consolidated balance sheet.

A summary of the changes in the gross amounts of unrecognized tax benefits for the years ended April 27, 2013 and April 28, 2012 are shown below:

	2013	2012
Balances beginning of period	$ 18,099	$ 18,963
Additions for tax positions related to the current year	2,568	2,288
Additions for tax positions of prior years	1,638	474
Reductions for tax positions of prior years	(1,135)	(1,778)
Statute expirations	(1,907)	(1,618)
Settlements	(108)	(230)
Balance, end of period	$ 19,155	$ 18,099

We also recognize both interest and penalties with respect to unrecognized tax benefits as a component of income tax expense. As of April 27, 2013 and April 28, 2012, we had recorded $2,358 and $2,575, respectively, for interest and penalties. These amounts are also included in other long-term liabilities on the consolidated balance sheet. These amounts, net of related deferred tax assets, if determined to be unnecessary, would decrease our effective tax rate. During the year ended April 27, 2013, we recorded as part of tax expense $526 related to an increase in our estimated liability for interest and penalties.

Patterson files income tax returns, including returns for our subsidiaries, with federal, state, local and foreign jurisdictions. The Internal Revenue Service ("IRS") has either examined or waived examination for all periods up to and including our fiscal year ended April 24, 2010. Periodically, state, local and foreign income tax returns are examined by various taxing authorities. We do not believe that the outcome of these various examinations would have a material adverse impact on our financial statements.

12. Segment and Geographic Data

Patterson Companies, Inc. is comprised of three reportable segments: dental supply, veterinary supply, and rehabilitation supply. Our reportable business segments are strategic business units that offer similar products and services to different customer bases. The dental supply segment provides a virtually complete range of consumable dental products, clinical and laboratory equipment and value-added services to dentists, dental laboratories, institutions and other dental healthcare providers throughout North America. The veterinary supply segment provides consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals to companion-pet veterinary clinics in the majority of regions throughout the United States. The rehabilitation supply segment provides a comprehensive range of distributed and self-manufactured rehabilitation medical supplies and assistive products to acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools.

We evaluate segment performance based on operating income. The corporate office general and administrative expenses are included in the dental supply segment and consist of home office support costs in areas such as informational technology, finance, human resources and facilities. If these corporate expenses were allocated to the segments, the results would not be materially different as the dental segment would absorb a significant portion of these expenses. The cost to operate the distribution centers are allocated to the operating units based on the through-put of the unit.

The following table presents information about Patterson's reportable segments:

	Fiscal Year		
	2013	2012	2011
Net sales			
Dental supply	$ 2,379,970	$ 2,287,875	$ 2,236,056
Rehabilitation supply	501,997	513,340	504,734
Veterinary supply	755,245	734,446	674,880
Consolidated net sales	$ 3,637,212	$ 3,535,661	$ 3,415,670
Operating income			
Dental supply	$ 247,747	$ 246,755	$ 272,185
Rehabilitation supply	65,027	72,442	66,809
Veterinary supply	41,681	38,812	37,014
Consolidated operating income	$ 354,455	$ 358,009	$ 376,008
Depreciation and amortization			
Dental supply	$ 34,953	$ 31,375	$ 27,410
Rehabilitation supply	7,683	7,472	7,833
Veterinary supply	3,366	3,362	6,096
Consolidated depreciation and amortization	$ 46,002	$ 42,209	$ 41,339
Total assets			
Dental supply	$ 1,442,667	$ 1,502,672	$ 1,359,659
Rehabilitation supply	881,323	883,287	863,930
Veterinary supply	357,788	353,409	341,379
Consolidated total assets	$ 2,681,778	$ 2,739,368	$ 2,564,968

The following table presents sales information by product for Patterson and its reportable segments:

	Fiscal Year		
	2013	2012	2011
Consolidated			
Consumable and printed products	$ 2,343,407	$ 2,312,309	$ 2,232,876
Equipment and software	993,767	930,601	900,846
Other	300,038	292,751	281,948
Total	$ 3,637,212	$ 3,535,661	$ 3,415,670
Dental supply			
Consumable and printed products	$ 1,273,222	$ 1,263,515	$ 1,253,224
Equipment and software	843,880	768,633	734,749
Other	262,868	255,727	248,083
Total	$ 2,379,970	$ 2,287,875	$ 2,236,056
Rehabilitation supply			
Consumable and printed products	$ 361,164	$ 363,004	$ 348,641
Equipment and software	114,818	123,649	131,776
Other	26,015	26,687	24,317
Total	$ 501,997	$ 513,340	$ 504,734
Veterinary supply			
Consumable and printed products	$ 709,021	$ 685,790	$ 631,011
Equipment and software	35,069	38,319	34,321
Other	11,155	10,337	9,548
Total	$ 755,245	$ 734,446	$ 674,880

The following table presents information about Patterson by geographic area. No individual country, except for the United States, generated sales greater than 10% of consolidated net sales. There were no material sales between geographic areas.

	Fiscal Year		
	2013	2012	2011
Net sales			
United States	$ 3,211,979	$ 3,104,047	$ 3,006,984
International	425,233	431,614	408,686
Total	$ 3,637,212	$ 3,535,661	$ 3,415,670
Income before tax			
United States	$ 273,037	$ 273,314	$ 304,592
International	48,080	56,498	51,295
Total	$ 321,117	$ 329,812	$ 355,887
Long-lived assets			
United States	$ 1,176,815	$ 1,192,437	$ 1,195,359
International	143,627	143,418	138,900
Total	$ 1,320,442	$ 1,335,855	$ 1,334,259

13. Stockholders' Equity

Dividends

The following table presents our declared and paid cash dividends per share on our common stock for the past three years. The dividend declared in the fourth quarter of fiscal 2013 was paid early in the subsequent quarter; all other dividends were declared and paid in the same period. Patterson expects to continue paying a quarterly cash dividend into the foreseeable future.

	Period			
Fiscal year	**1**	**2**	**3**	**4**
2013	$ 0.14	$ 0.14	$ 0.14	$ 0.16
2012	$ 0.12	$ 0.12	$ 0.12	$ 0.14
2011	$ 0.10	$ 0.10	$ 0.10	$ 0.12

Share Repurchases

During fiscal 2013, we repurchased and retired 5,224,017 shares of our common stock for $181,756, or an average of $34.79 per share. During fiscal 2012, we repurchased and retired 11,954,257 shares of our common stock for $361,047, or an average of $30.20 per share. During fiscal 2011, Patterson repurchased and retired 3,257,374 shares of our common stock for $98,960, or an average of $30.38 per share.

In December 2007, Patterson's Board of Directors expanded a share repurchase program to allow for the purchase of up to 25 million shares of common stock in open market transactions. As of March 2011, approximately 20.5 million shares had been repurchased under this authorization. At that time, the Board of Directors cancelled and replaced the existing share repurchase program with a new authorization to repurchase an additional 25 million share of common stock. This program was due to expire on March 15, 2016. On March 19, 2013, Patterson's Board of Directors approved a new share repurchase plan that replaces the existing share repurchase plan. Under the new plan, up to 25 million shares may be repurchased in open market transactions through March 19, 2018. There were approximately 6.5 million shares available to be repurchased under the previous plan at the time it was replaced. As of April 27, 2013, 24.4 million shares remain available under the current repurchase authorization, which expires on March 19, 2018.

Employee Stock Ownership Plan (ESOP)

During 1990, Patterson's Board of Directors adopted a leveraged ESOP. In fiscal 1991, under the provisions of the plan and related financing arrangements, Patterson loaned the ESOP $22,000 (the "1990 note") for the purpose of acquiring its then outstanding preferred stock which was subsequently converted to common stock. The Board of Directors determines the contribution from the Company to the ESOP annually. The contribution is used to retire a portion of the debt, which triggers a release of shares that are then allocated to the employee participants. Shares of stock acquired by the plan are allocated to each participant who has completed 1,000 hours of service during the plan year. The shares under the 1990 note were grandfathered from the accounting provisions of ASC Topic 718-40, "Employer Stock Ownership Plans" ("ASC 718-40") and therefore the provisions of the former *Accounting Practices for Certain Employee Stock Ownership Plans* ("SOP 76-3") apply. Accordingly, the expense recognized when these shares were released and allocated to participants was based on the original cost to acquire the shares. In fiscal 2011, the final payment on the 1990 note was made and all remaining shares were released for allocation to participants. During fiscal 2011 shares secured by the 1990 note with an aggregate cost of $1,635 were committed for release and allocated to ESOP participants.

In fiscal 2002, Patterson's ESOP and an ESOP sponsored by the Thompson Dental Company ("Thompson") were used to facilitate the acquisition and merger of Thompson into Patterson. The net result of this transaction was an additional loan of $12,612 being made to the ESOP and the ESOP acquiring 665,978 shares of common stock. These shares are accounted for under ASC 718-40 and accordingly these shares are not considered outstanding for the computation of earnings per share until the shares are committed for release to the participants. When the shares are committed for release and allocated to the participants, the expense to Patterson is determined based on current fair value. The loan bears interest at current rates but principal did not begin to amortize until fiscal 2012. Beginning in fiscal 2012 and through fiscal 2020, an annual payment of $200 plus interest is due and in fiscal 2020, a final payment of any outstanding principal and interest balance is due. Prepayments of principal can be made at any time without penalty. Of the 665,978 shares issued in the transaction, 97,810 were previously allocated to Thompson employees. The remaining 568,168 shares began to be allocated in fiscal 2004 as interest was paid on the loan. During fiscal 2013, 2012 and 2011, shares secured by the Thompson note with an aggregate fair value of $363, $298 and $81, respectively, were committed for release and allocated to ESOP participants.

On September 11, 2006, we entered into a third loan agreement with the ESOP and loaned $105,000 (the "2006 note") for the sole purpose of enabling the ESOP to purchase shares of our common stock. The ESOP purchased 3,159,645 shares with the proceeds from the 2006 note. These shares are also accounted for under ASC 718-40. Interest on the unpaid principal balance accrues at a rate equal to six-month LIBOR, with the rate resetting semi-annually. Interest payments were not required during the period from and including September 11, 2006 through April 30, 2010. On April 30, 2010, accrued and unpaid interest was added to the outstanding principal balance under the note, with interest thereafter accruing on the increased principal amount. Unpaid interest accruing after April 30, 2010 is due and payable on each successive April 30 occurring through September 10, 2026. No principal payments are due until September 10, 2026; however, prepayments can be made without penalty. During fiscal 2013 and 2012, shares secured by the 2006 note with aggregate fair values of $20,214 and $458, respectively, were committed for release and allocated to ESOP participants. In fiscal 2012, Patterson contributed $23,639 to the ESOP, which then purchased 844,325 shares for allocation to the participants. No shares secured by the 2006 note were released prior to fiscal 2011.

At April 27, 2013, a total of 14,198,533 shares of common stock that have been allocated to participants remained in the ESOP and had a fair market value of $532,019. Related to the shares from the Thompson transaction, committed-to-be-released shares were 10,380 and suspense shares were 463,289. Finally, with respect to the 2006 note, committed-to-be-released shares were 578,700 and suspense shares were 2,552,994.

We anticipate the allocation of the remaining suspense, or unearned, shares to occur over a period of approximately 5 to 10 years. As of April 27, 2013, the fair value of all unearned shares held by the ESOP was approximately $113,000. We will recognize an income tax deduction as the unearned ESOP shares are released. Such deductions will be limited to the ESOP's original cost to acquire the shares.

Dividends on allocated shares are passed through to the ESOP participants. Dividends on unallocated shares are used by the ESOP to make debt service payments on the notes due to Patterson.

14. Stock-based Compensation

The consolidated statements of income for fiscal years 2013, 2012 and 2011 include pre-tax stock-based compensation expense of $14,600 ($9,500 after-tax), $12,600 ($8,400 after-tax), and $10,500 ($7,200 after-tax), respectively, recorded in accordance with the provisions of ASC Topic 718, "Stock Compensation". All pre-tax expense is included in operating expenses within the consolidated statements of income. The consolidated statement of cash flows presents the pre-tax stock-based compensation expense as an adjustment to reconcile net income to net cash provided by operating activities. In addition, benefits associated with tax deductions in excess of recognized compensation expense are presented as a cash inflow from financing activities. For fiscal years 2013, 2012 and 2011, these excess benefits totaled $2,500, $1,400, and $1,300, respectively.

As of April 27, 2013, the total compensation cost, before income taxes, related to non-vested awards yet to be recognized was $21,600, and it is expected to be recognized over a weighted average period of approximately 2.8 years.

Description of General Methods and Assumptions Used to Estimate Fair Value

The following describes certain methods and assumptions used to estimate the fair value of stock-based compensation awards. Further information is presented below within this Note that may be unique to a particular award or group of awards.

Expected dividend yield – Patterson's initial quarterly dividend occurred in the fourth quarter of fiscal 2010. Accordingly, the expected dividend yield used had been 0% for awards issued prior to that time. For awards issued since, Patterson has included an expected dividend yield based on estimates as of the grant date of awards.

Expected stock price volatility – We have considered historical volatility trends, implied future volatility based on certain traded options and other factors.

Risk-free interest rate – We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the grant date with similar terms to the expected term of the award.

Expected term of stock options and restricted stock – We estimate the expected term, or life, of awards based on several factors, including grantee types, vesting schedules, contractual terms and various factors surrounding exercise behavior of different groups.

Director and Employee Stock Option Plans

In June 1992, we adopted a Director Stock Option Plan. Options were granted at the fair market value of the underlying stock on the date of grant, vested over one year, and were exercisable for a period of four years commencing one year after the date of grant.

In September 2001, we adopted a new Director Stock Option Plan. A total of 800,000 shares of common stock have been reserved for issuance under this plan. Options are granted at fair market value of the underlying stock on the option grant date, vest over one year, and are exercisable for a period of nine years commencing one year after the grant date.

In June 1992, we adopted the Patterson Dental Company 1992 Stock Option Plan, a plan for employees. Due to the expiration of this plan in fiscal 2003, no options remain available for future issuance under this plan. In September 2002, we adopted a new employee equity award plan. A total of 6,000,000 shares of common stock were reserved for issuance under the plan. In September 2004, our shareholders voted to approve the Amended and Restated 2002 Stock Option Plan, a restatement of the 2002 plan. Upon approval, the Plan was renamed the "Patterson Companies, Inc. Equity Incentive Plan" ("Equity Incentive Plan").

The Equity Incentive Plan amendments did not change the number of shares reserved for awards under the plan. The Equity Incentive Plan authorizes various award types to be issued under the plan, including stock options, restricted stock and restricted stock units, stock bonuses, cash bonuses, stock appreciation rights, performance awards and dividend equivalents. Awards may have a term no longer than ten years and vesting terms are determined by the compensation committee of the Board of Directors. The minimum restriction period for restricted stock and restricted stock units is three years, or one year in the case of performance-based awards. Additionally, a plan amendment in September 2010 increased the maximum number of shares that may be issued pursuant to awards of restricted stock, restricted stock awards and stock bonuses from 2,000,000 shares to 6,000,000 shares. Prior to fiscal 2006, only stock option awards had been granted under the Equity Incentive Plan. During fiscal years 2013, 2012 and 2011, expense recognized related to stock options was $1,200, $1,600, and $1,700, respectively.

The fair value of stock options granted was estimated as of the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions during fiscal years 2013, 2012 and 2011:

	April 27, 2013	April 28, 2012	April 30, 2011
Expected dividend yield	1.6%	1.5%	1.2%
Expected stock price volatility	30.6%	33.0%	38.0%
Risk-free interest rate	1.4%	2.5%	3.6%
Expected life of options (years)	7.5	7.4	8.8

Following is a summary of stock option activity for all plans during fiscal years 2013, 2012 and 2011 (share amounts in thousands):

	Total Outstanding		
	Number of Options	Exercise Price [a]	Intrinsic Value
Balance as of April 24, 2010	1,648	$ 26.94	
Granted	51	32.08	
Exercised	(334)	17.82	
Canceled	(92)	23.02	
Balance as of April 30, 2011	1,273	$ 29.82	
Granted	64	33.90	
Exercised	(232)	24.11	
Canceled	(119)	29.64	
Balance as of April 28, 2012	986	$ 31.45	
Granted	56	34.10	
Exercised	(290)	22.49	
Canceled	(31)	33.79	
Balance as of April 27, 2013	721	$ 35.03	$ 2,245
Vested or expected to vest as of April 27, 2013	634	$ 34.91	$ 1,832
Exercisable as of April 27, 2013	434	$ 34.46	$ 869

(a) Weighted-average exercise price

The weighted average fair values per share of options granted during fiscal years 2013, 2012 and 2011 were $10.15, $11.47, and $14.07, respectively. The weighted average remaining contractual lives of options outstanding and options exercisable as of April 27, 2013 were 3.4 and 2.8 years, respectively. We settle stock option exercises with newly issued common shares.

Related to stock options exercised, the intrinsic value, cash received and tax benefits realized were $3,400, $6,500 and $600, respectively, in fiscal 2013; $1,700, $5,600 and $400, respectively, in fiscal 2012; $4,400, $6,100 and $1,200, respectively, in fiscal 2011.

Restricted Stock and Performance Unit Awards

In fiscal 2006, we began to issue restricted stock and performance unit awards under the Equity Incentive Plan. The grant date fair value is based on the closing stock price on the day of the grant. Restricted stock awards to employees generally vest over a five, seven or nine-year period and are subject to forfeiture provisions. Certain restricted stock awards, which are held by line management, are subject to accelerated vesting provisions beginning three years after the grant date, based on certain operating goals. Restricted stock awards are also granted to non-employee directors on the date of each annual Board meeting. These awards vest over three years. The performance unit awards, issued primarily to executive management, are earned at the end of a three-year period if certain operating goals are met, and are settled in an equivalent number of common shares or in cash as determined by the compensation committee of the Board of Directors. The satisfaction of operating goals is not finally determined until the end of a three-year period. Accordingly, Patterson recognizes expense related to performance unit awards over the requisite service period using the straight-line method based on the outcome that is probable. During fiscal years 2013, 2012 and 2011, expense recognized related to restricted stock and performance unit awards was $10,300, $8,000 and $5,500, respectively. The total intrinsic value of restricted stock awards that vested in fiscal 2013, 2012 and 2011 was $6,900, $4,600, and $3,500, respectively. Patterson granted performance units in fiscal 2013 and 2012, that can be earned at the end of fiscal 2014 and 2015, subject to the achievement of certain financial objectives. No performance units were granted in fiscal 2011.

The following tables summarize information concerning non-vested restricted stock awards and performance unit awards for fiscal years 2013, 2012 and 2011:

	Restricted Stock Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 24, 2010	919	$ 28.42
Granted	406	31.91
Vested	(104)	(33.07)
Forfeitures	(110)	(28.81)
Outstanding at April 30, 2011	1,111	$ 29.22
Granted	272	34.60
Vested	(138)	(25.45)
Forfeitures	(83)	(29.25)
Outstanding at April 28, 2012	1,162	$ 30.92
Granted	314	34.10
Vested	(192)	(35.62)
Forfeitures	(127)	(30.98)
Outstanding at April 27, 2013	1,157	$ 31.82

	Performance Unit Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 24, 2010	27	$ 30.88
Forfeitures and cancellations	(27)	(30.88)
Outstanding at April 30, 2011	0	$ 0.00
Granted	102	35.41
Forfeitures and cancellations	(6)	(35.41)
Outstanding at April 28, 2012	96	$ 35.41
Granted	130	34.09
Forfeitures and cancellations	(21)	(34.09)
Outstanding at April 27, 2013	109	$ 34.09

Employee Stock Purchase Plan

In June 1992, Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"). A total of 4,750,000 shares of common stock were reserved for issuance under the Stock Purchase Plan. In June 2012, our Board of Directors approved to increase the number of shares available to 6,750,000. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors or by a committee appointed by the Board of Directors and follows a calendar plan year. Employees are eligible to participate after nine months of employment, if they are employed for at least 20 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10 percent of an employee's compensation, at 85% of the lower of the fair market value of the common stock on the offering date or at the end of each three-month period following the offering date during the applicable offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. At April 27, 2013, there were 1,992,535 shares available for purchase under the Stock Purchase Plan.

The Stock Purchase Plan includes a look-back option, and, accordingly, there are several option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the employee stock purchase plan was $1,800, $1,800 and $1,600 during fiscal years 2013, 2012 and 2011, respectively. The following table summarizes the weighted-average assumptions relating to the Stock Purchase Plan for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Expected dividend yield	1.6%	1.4%	0.4%
Expected stock price volatility	31.0%	31.3%	31.3%
Risk-free interest rate	0.2%	0.2%	0.2%
Expected life of options (years)	0.5	0.5	0.5

Capital Accumulation Plan

In 1996, we adopted an employee Capital Accumulation Plan (the "CAP Plan"). A total of 6,000,000 shares of common stock are reserved for issuance under the CAP Plan. Key employees of Patterson or its subsidiaries are eligible to participate by purchasing common stock through payroll deductions, which must be between 5% and 25% of an employee's compensation, at 75% of the price of the common stock at the beginning of or the end of the calendar year, whichever is lower. The shares issued are restricted stock and are held in the custody of Patterson until the restrictions lapse. The restriction period is three years from the beginning of the plan year, but restricted shares are subject to forfeiture provisions. At April 27, 2013, 2,245,202 shares were available for purchase under the CAP Plan.

Based on the provisions of the CAP Plan, there are option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the CAP Plan was $1,300, $1,300, and $1,400 during fiscal years 2013, 2012 and 2011, respectively. The following table summarizes the weighted-average assumptions relating to the CAP Plan for fiscal years 2013, 2012 and 2011:

	2013	2012	2011
Expected dividend yield	1.6%	1.4%	0.4%
Expected stock price volatility	31.0%	31.3%	31.3%
Risk-free interest rate	0.3%	0.3%	0.4%
Expected life of options (years)	1.0	1.0	1.0

15. Litigation

We are involved in various product related, employment related and other legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of products we distribute. Product liability indemnification is generally obtained from our suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which Patterson may be jointly liable, Patterson would have liability for the entire judgment.

We maintain product liability insurance coverage for any potential liability for claims arising out of products sold by us. While we believe our insurance coverage is adequate, there can be no assurance that our insurance coverage is sufficient or will be available to in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements with our suppliers will provide adequate protection. In addition, future claims brought against us could involve claims not covered by insurance or indemnification agreements, and could have a material adverse effect on our business or financial condition.

As of April 27, 2013 and April 28, 2012, Patterson had accrued our best estimate of potential losses relating to product liability and other claims that were probable to result in a liability and for which it was possible to reasonably estimate a loss. These accrued amounts, as well as related expenses, have not been material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

16. Quarterly Results (unaudited)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks. The following table summarizes results for fiscal 2013 and 2012.

	Quarter Ended			
	Apr. 27, 2013	Jan. 26, 2013	Oct. 27, 2012	July 28, 2012
Net sales	$ 964,933	$ 915,861	$ 867,193	$ 889,225
Gross profit	324,177	300,293	280,599	285,700
Operating income	104,456	89,538	77,869	82,592
Net income	63,562	53,630	45,542	47,538
Earnings per share – basic	$ 0.63	$ 0.53	$ 0.44	$ 0.45
Earnings per share – diluted	$ 0.62	$ 0.52	$ 0.44	$ 0.45

	Quarter Ended			
	Apr. 28, 2012	Jan. 28, 2012	Oct. 29, 2011	July 30, 2011
Net sales	$ 936,334	$ 895,030	$ 856,875	$ 847,422
Gross profit	313,721	289,534	280,983	278,276
Operating income	102,851	89,906	83,259	81,993
Net income	62,143	53,108	48,954	48,610
Earnings per share – basic	$ 0.59	$ 0.50	$ 0.43	$ 0.42
Earnings per share – diluted	$ 0.58	$ 0.50	$ 0.43	$ 0.42

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control Over Financial Reporting

The management of Patterson Companies, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Patterson's internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Patterson;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Patterson are being made only in accordance with authorizations of management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we assessed the effectiveness of our internal control over financial reporting as of April 27, 2013, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management has concluded that our internal control over financial reporting was effective as of April 27, 2013. During its assessment, management did not identify any material weaknesses in our internal control over financial reporting. Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K, has issued an unqualified report on our internal control over financial reporting.

/s/ Scott P. Anderson

President and Chief Executive Officer

/s/ R. Stephen Armstrong

Executive Vice President, Chief Financial Officer and Treasurer

The report of our independent registered public accounting firm on internal control over financial reporting is included in Item 8 of this Annual Report on Form 10-K.

Evaluation of Disclosure Controls and Procedures

As of April 27, 2013, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by Patterson in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal year 2013, there were no significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the directors of Patterson is incorporated herein by reference to the descriptions set forth under the caption "Proposal No. 1 Election of Directors" in Patterson's Proxy Statement for its Annual Meeting of Shareholders to be held on September 9, 2013 (the "2013 Proxy Statement"). Information regarding executive officers of Patterson is incorporated herein by reference to Item 1 of Part I of this Form 10-K under the caption "Executive Officers of the Registrant." Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement. The information called for by Item 10, as to the audit committee and the audit committee financial expert, is set forth under the captions "Proposal No. 1 Election of Directors" and "Our Board of Directors and Committees" in the 2013 Proxy Statement and such information is incorporated by reference herein.

Code of Ethics

We have adopted Principles of Business Conduct and Code of Ethics for our Chief Executive Officer, Chief Financial Officer, Directors and all employees. Our Code of Ethics is available on our website (www.pattersoncompanies.com) under the section "Investor Relations – Governance." We intend to satisfy the disclosure requirement of Form 8-K regarding an amendment to, or waiver from, a provision of its Code of Ethics by posting such information on our website at the address and location specified above.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation and director compensation is incorporated herein by reference to the information set forth under the captions "Non-Employee Director Compensation" and "Executive Compensation" in the 2013 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management: and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information called for by Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Relationships and Related Transactions" and "Our Board of Directors and Committees" in the 2013 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to principal accounting fees and services and pre-approval policies and procedures is set forth under the captions "Proposal No. 3 Ratification of Selection of Independent Registered Public Accounting Firm – Principal Accountant Fees and Services" in the 2013 Proxy Statement and such information is incorporated by reference herein.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The following Consolidated Financial Statements and supplementary data of Patterson and its subsidiaries are included in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 27, 2013 and April 28, 2012

Consolidated Statements of Income for the Years Ended April 27, 2013, April 28, 2012 and April 30, 2011

Consolidated Statement of Changes in Stockholders' Equity for the Years Ended April 27, 2013, April 28, 2012 and April 30, 2011

Consolidated Statements of Cash Flows for the Years Ended April 27, 2013, April 28, 2012, and April 30, 2011

Notes to Consolidated Financial Statements

2. Financial Statement Schedules.

The following financial statement schedule is filed herewith: Schedule II – Valuation and Qualifying Accounts for the Years Ended April 27, 2013, April 28, 2012 and April 30, 2011.

Schedules other than that listed above have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

3. Exhibits.

Exhibit	
2.1	Article of Merger and Plan of Merger dated June 23, 2004[10]
3.1	Patterson's Restated Articles of Incorporation[10]
3.2	Patterson's Amended and Stated Bylaws, as amended[17]
4.1	Specimen form of Patterson's Common Stock Certificate[10]
4.2	Pursuant to Item 601 (b)(4)(iii)(A) of Regulation S-K, the registrant has omitted to file certain unregistered convertible debentures. The total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant hereby agrees to furnish a copy of such convertible debentures to the Commission upon request.[8]
4.3	Credit Agreement dated as of November 25, 2003 among Patterson Dental Company, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, Bank One, NA (main office Chicago), as Administrative Agent, Bank of America, N.A., as Syndication Agent and SunTrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents[9]
4.4	Note Purchase Agreement dated as of November 15, 2003 among Patterson Dental Company, AbilityOne Products Corp., AbilityOne Corporation, Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP[9]
10.1	Patterson Dental Company Employee Stock Ownership Plan, as amended[1]
10.2	Patterson Dental Company 1992 Stock Option Plan[1]
10.3	Patterson Dental Company 1992 Director Stock Option Plan[1]
10.4	Patterson Dental Company Employee Stock Purchase Plan[1]
10.5	Patterson Dental Company Capital Accumulation Plan[2]
10.6	Patterson Companies, Inc. fiscal 2012 Incentive Plan
10.7	ESOP Loan Agreement dated June 15, 1990 as amended July 13, 1992[1]
10.8	Amended and Restated Term Promissory Note dated July 13, 1992[1]

Exhibit	
10.9	Second Amended and Restated Contract Purchase Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association[3]
10.10	Amended and Restated Credit Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association[3]
10.11	Asset Purchase Agreement by and among Patterson Dental Company and J. A. Webster, Inc.[4]
10.12	Third Amended and Restated Contract Purchase Agreement dated June 19, 2002 between Patterson Dental Company and U. S. Bank National Association[5]
10.13	Third Amended and Restated Receivables Purchase Agreement dated December 3, 2011 between PDC Funding Company, LLC, Patterson Companies, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (the "Bank") and a commercial paper conduit managed by the Bank[12]
10.14	Receivables Sale Agreement dated May 10, 2002 among PDC Funding Company, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc.[5]
10.15	2001 Non-Employee Director Stock Option Plan[5]
10.16	Amendments to Restated Employee Stock Purchase Plan[5]
10.17	Amended and Restated Employee Stock Ownership Plan[5]
10.18	Stock Option Plan for Canadian Employees[6]
10.19	Patterson Companies, Inc. Equity Incentive Plan[11]
10.20	ESOP Loan Agreement dated April 1, 2002[7]
10.21	Promissory Note dated April 1, 2002 between GreatBanc Trust Company, an Illinois corporation, not in its individual or corporate capacity, but solely as trustee of the Thompson Dental Company Employee Stock Ownership Plan and Trust and Thompson Dental Company[7]
10.22	Bridge Credit Facility dated as of September 12, 2003 among Patterson Dental Company as the borrower and Banc One Mezzanine Corporation, as Administrative Agent and Bank of America, N.A., as Syndication Agent[8]
10.23	ESOP Loan Agreement dated September 11, 2006[13]
10.24	ESOP Note dated September 11, 2006[13]
10.25	Receivables Sale Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc.[14]
10.26	Contract Purchase Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Companies, Inc., U.S. Bank National Association and The Northern Trust Company[14]
10.27	Amended and Restated Credit Agreement, dated as of November 28, 2007, among Patterson Companies, Inc., as Patterson, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents[15]
10.28	Note Purchase Agreement dated March 19, 2008 among Patterson Companies, Inc., Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Patterson Dental Holdings, Inc., Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP[16]
10.29	Term Loan Credit Agreement dated March 20, 2008 among Patterson Companies, Inc., as the Borrower, the Lenders from time to time parties hereto and JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent[16]
10.30	Accelerated Share Repurchase Agreement, dated March 19, 2008, by and between Patterson Companies, Inc. and JPMorgan Chase Bank, National Association[16]
21	Subsidiaries
23	Consent of Independent Registered Public Accounting Firm

Exhibit	
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	(Filed Electronically) The following financial information from our Annual Report on Form 10-K for fiscal 2013, filed with the SEC on June 26, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated balance sheets at April 27, 2013 and April 28, 2012, (ii) the consolidated statements of income for the year ended April 27, 2013, April 28, 2012 and April 24, 2011, (iii) the consolidated statements of cash flows for the years ended April 27, 2013, April 28, 2012 and April 24, 2011, (iv) the consolidated statements of changes in stockholders' equity for the years ended April 27, 2013, April 28, 2012 and April 24, 2011 and (v) the notes to the consolidated financial statements.[a]

(a) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

1 Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-51304) filed with the Securities and Exchange Commission August 26, 1992.

2 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 1996.

3 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 29, 2000.

4 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 28, 2001.

5 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 2002.

6 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 25, 2003.

7 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 26, 2003.

8 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended October 25, 2003.

9 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 24, 2004.

10 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended July 31, 2004.

11 Incorporated by reference to the Registrant's Form 8-K/A dated September 14, 2004, filed on September 29, 2004.

12 Incorporated by reference to the Registrant's Form 8-K dated December 3, 2011, filed on December 8, 2011.

13 Incorporated by reference to the Registrant's Form 8-K dated September 11, 2006, filed on September 12, 2006.

14 Incorporated by reference to the Registrant's Form 8-K dated April 27, 2007, filed on May 3, 2007.

15 Incorporated by reference to the Registrant's Form 8-K dated November 28, 2007, filed on December 3, 2007.

16 Incorporated by reference to the Registrant's Form 8-K dated March 19, 2008, filed on March 24, 2008.

17 Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-51304) filed with the Securities and Exchange Commission September 14, 2012.

(b) See Schedule II.

(c) See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATTERSON COMPANIES, INC.

Dated: June 26, 2013

By /s/ Scott P. Anderson

Scott P. Anderson,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

		Date
/s/ Scott P. Anderson Scott P. Anderson	President and Chief Executive Officer (Principal Executive Officer & Chairman of the Board of Directors)	June 26, 2013
/s/ R. Stephen Armstrong R. Stephen Armstrong	Executive Vice President, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2013
/s/ Peter L. Frechette Peter L. Frechette	Director	June 26, 2013
/s/ John D. Buck John D. Buck	Director	June 26, 2013
/s/ Jody H. Feragen Jody H. Feragen	Director	June 26, 2013
/s/ Andre B. Lacy Andre B. Lacy	Director	June 26, 2013
/s/ Charles Reich Charles Reich	Director	June 26, 2013
/s/ Ellen A. Rudnick Ellen A. Rudnick	Director	June 26, 2013
/s/ Harold C. Slavkin Harold C. Slavkin	Director	June 26, 2013
/s/ Les C. Vinney Les C. Vinney	Director	June 26, 2013
/s/ James W. Wiltz James W. Wiltz	Director	June 26, 2013

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

PATTERSON COMPANIES, INC.
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended April 27, 2013:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 7,831	$ 1,119	$ —	$ 3,142	$ 5,808
LIFO inventory adjustment	$ 66,808	$ 3,607	$ —	$ —	$ 70,415
Inventory obsolescence reserve	5,456	10,863	—	9,986	6,333
Total inventory reserve	$ 72,263	$ 14,471	$ —	$ 9,986	$ 76,748
Year ended April 28, 2012:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,365	$ 2,445	$ —	$ 2,979	$ 7,831
LIFO inventory adjustment	$ 61,385	$ 5,422	$ —	$ —	$ 66,807
Inventory obsolescence reserve	5,844	11,508	—	11,896	5,456
Total inventory reserve	$ 67,229	$ 16,930	$ —	$ 11,896	$ 72,263
Year ended April 30, 2011:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 9,111	$ 3,409	$ —	$ 4,155	$ 8,365
LIFO inventory adjustment	$ 56,961	$ 4,424	$ —	$ —	$ 61,385
Inventory obsolescence reserve	8,329	10,403	—	12,888	5,844
Total inventory reserve	$ 65,290	$ 14,827	$ —	$ 12,888	$ 67,229

INDEX TO EXHIBITS

Exhibit 10.6	Patterson Companies, Inc. Fiscal 2012 Incentive Compensation Plan
Exhibit 21	Subsidiaries
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-4(a) and 15d-14(a), under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 21
SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION
Patterson Dental Holdings, Inc.	Minnesota
Patterson Dental Supply, Inc.	Minnesota
Direct Dental Supply Co.	Nevada
Patterson Dental Canada Inc.	Canada
Patterson Technology Center, Inc.	Minnesota
Patterson Office Supplies, Inc.	Minnesota
Williamston Industrial Center, LLC	Michigan
PDC Funding Company, LLC	Minnesota
PDC Funding Company II, LLC	Minnesota
Patterson Veterinary Supply, Inc.	Minnesota
Patterson Management LP	Minnesota
Patterson Medical Holdings, Inc.	Delaware
Patterson Medical Supply, Inc.	Minnesota
Tumble Forms, Inc.	New York
Midland Manufacturing Company, Inc.	South Carolina
Patterson Medical Canada, Inc.	Ontario
Patterson Global Limited	England & Wales
Patterson Medical France S.A.	France
Patterson Medical Limited	United Kingdom
Ausmedic Australia Pty Limited	Australia
Auckbritt International Pty Limited	New Zealand
Surgical Synergies Pty Limited	Australia
Metron Holdings Pty Limited	Australia
Metron Medical Australia Pty Limited	Australia
Metron Medical Co. Limited	Thailand
Physio Med Services Limited	United Kingdom
Days Healthcare Property Investments Limited	United Kingdom
Sacedi Sport and Sante	France
PCI Limited I, LLC	Delaware
PCI Limited II, LLC	Delaware
PCI Two Limited Partnership	United Kingdom
Patterson Logistics Services, Inc.	Minnesota
Dolphin Imaging Systems, LLC	Delaware
Dolphin Practice Management, LLC	Delaware

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-137497, 333-114643, 333-101691, 333-87488, 333-45742, 333-03583, and 333-183979) and the Registration Statements on Form S-3 (Nos. 333-116226, 333-79147, 333-61489, 333-41199, and 333-19951) of Patterson Companies, Inc. of our reports dated June 26, 2013, with respect to the consolidated financial statements and schedule of Patterson Companies, Inc., and the effectiveness of internal control over financial reporting of Patterson Companies, Inc. included in this Annual Report (Form 10-K) of Patterson Companies, Inc. for the year ended April 27, 2013.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 26, 2013

Exhibit 31.1

Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott P. Anderson, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 27, 2013 of Patterson Companies, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 26, 2013

/s/ SCOTT P. ANDERSON

Scott P. Anderson
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Stephen Armstrong, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 27, 2013 of Patterson Companies, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 26, 2013

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 27, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of Patterson certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Patterson Companies, Inc.

A signed original of this written statement required by Section 906 has been provided to Patterson and will be retained by Patterson and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ SCOTT P. ANDERSON
Scott P. Anderson
President and Chief Executive Officer
June 26, 2013

EXHIBIT 32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 27, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of Patterson certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Patterson.

A signed original of this written statement required by Section 906 has been provided to Patterson and will be retained by Patterson and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial
Officer and Treasurer
June 26, 2013

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Corporate Headquarters

1031 Mendota Heights Road
St. Paul, MN 55120-1419
651.686.1600
www.pattersoncompanies.com

Independent Auditors

Ernst & Young LLP
Minneapolis, MN

Legal Counsel

Briggs and Morgan, P.A.
Minneapolis, MN

Stock Transfer Agent

Wells Fargo Bank, N.A.
Mendota Heights, MN

Investor Relations Contact

Ann B. Gugino
Vice President
Strategy and Planning

Annual Meeting

The annual meeting of shareholders will be held at 4:30 p.m. on September 9, 2013, at the corporate headquarters, 1031 Mendota Heights Road, St. Paul, MN

Form 10-K

A copy of our annual report on Form 10-K is available to shareholders without charge in the investor relations section of the Patterson website (www.pattersoncompanies.com) or by writing to: Ann B. Gugino, Vice President, Strategy and Planning

Directors

Scott P. Anderson
Chairman, President and
Chief Executive Officer
Patterson Companies, Inc.

John D. Buck[1, 3]
Chief Executive Officer
Whitefish Ventures, LLC

Jody H. Feragen[1, 3]
Executive Vice President and
Chief Financial Officer
Hormel Foods Corp.

Peter L. Frechette
Chairman Emeritus
Patterson Companies, Inc.

Andre B. Lacy[2, 3, 4]
Chairman
LDI Ltd., LLC

Charles Reich[2, 3]
Executive Vice President (retired)
3M Company

Ellen A. Rudnick[2, 3]
Executive Director
Michael P. Polsky Center for Entrepreneurship
University of Chicago
Booth School of Business

Dr. Harold C. Slavkin[1, 3]
Professor of Dentistry and former Dean
School of Dentistry
University of Southern California

Les C. Vinney[2, 3]
Former President and
Chief Executive Officer
STERIS Corporation

James W. Wiltz
President and Chief Executive Officer (retired)
Patterson Companies, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee
(4) Lead Director

Executive Officers

Scott P. Anderson
Chairman, President and
Chief Executive Officer

R. Stephen Armstrong
Executive Vice President,
Chief Financial Officer
and Treasurer

Corporate Officers and Officers of Operating Units

Ann B. Gugino
Vice President
Strategy and Planning

Ranell M. Hamm
Vice President
Chief Information Officer

Matthew L. Levitt
Secretary and General Counsel

Sean Muniz
Vice President
Operations

Jerome E. Thygesen
Vice President
Human Resources

Paul A. Guggenheim
President
Patterson Dental

George L. Henriques
President
Patterson Veterinary


PATTERSON
COMPANIES, INC.

1031 Mendota Heights Road
St. Paul, MN 55120-1419
651.686.1600
pattersoncompanies.com

Patterson Dental
1031 Mendota Heights Road
St. Paul, MN 55120-1419
651.686.1600

Patterson Veterinary
137 Barnum Road
Devens, MA 01434-3509
978.353.6000

Patterson Medical
28100 Torch Parkway, Suite 700
Warrenville, IL 60555-3938
630.378.6300

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